Exhibit 99.1

Rock solid resources.
Proven advice.TM

YAMANA GOLD INC.

TECHNICAL REPORT ON THE

EL PEÑÓN MINE, ANTOFAGASTA

REGION (II), CHILE

NI 43-101 Report

Qualified Persons:

Holger Krutzelmann, P.Eng.

Normand Lecuyer, P.Eng.

Chester M. Moore, P.Eng.

March 2, 2018

RPA   55 University Ave. Suite 501 | Toronto, ON, Canada M5J 2H7 | T + 1 (416) 947 0907                                 www.rpacan.com

Report Control Form

Document Title	Technical Report on the El Peñón Mine, Antofagasta Region (II), Chile

Client Name & Address	Yamana Gold Inc.
Royal Bank Plaza, North Tower
Suite 2200
Toronto, Ontario
M5J 2J3

Document Reference	Project # 2931	Status & Issue No.	FINAL Version

Issue Date	March 2, 2018

Lead Author	Holger Krutzelmann Normand Lecuyer Chester Moore	(Signed) (Signed) (Signed)

Peer Reviewer	Deborah McCombe	(Signed)

Project Manager Approval	Chester Moore	(Signed)

Project Director Approval	Deborah McCombe	(Signed)

Report Distribution	Name	No. of Copies
Client

	RPA Filing	1 (project box)

Roscoe Postle Associates Inc.
55 University Avenue, Suite 501
Toronto, ON M5J 2H7
Canada
Tel: +1 416 947 0907
Fax: +1 416 947 0395
mining@rpacan.com

TABLE OF CONTENTS

PAGE
1 SUMMARY	1-1
Executive Summary	1-1
Economic Analysis	1-6
Technical Summary	1-6
2 INTRODUCTION	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
Land Tenure	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
Regional Geology	7-1
Local Geology	7-3
8 DEPOSIT TYPES	8-1
9 EXPLORATION	9-1
10 DRILLING	10-1
11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
12 DATA VERIFICATION	12-1
13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
Metallurgical Testing	13-1
Historical Mill Production	13-7
14 MINERAL RESOURCE ESTIMATE	14-1
Mineral Resource Summary	14-1
Resource Database	14-6
Exploratory Data Analysis	14-6
Bulk Density	14-10
Topographic Surfaces	14-10
Geological Interpretation	14-11
Compositing	14-12
Variography	14-13
Block Models	14-15
Interpolation Strategy	14-15
Declustering	14-16
Boundary Definition	14-16
Capping and Outlier Restriction	14-16

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Unfolding	14-19
Validation	14-19
Classification	14-25
Cut-off Grade	14-26
Dilution	14-26
Gold Equivalent Factor	14-28
15 MINERAL RESERVE ESTIMATE	15-1
Summary	15-1
16 MINING METHODS	16-1
Mine Design, Mining Method	16-1
Geomechanics, Ground Support	16-7
Mine Planning	16-7
Mine Development	16-7
Mine Equipment	16-13
17 RECOVERY METHODS	17-1
18 PROJECT INFRASTRUCTURE	18-1
19 MARKET STUDIES AND CONTRACTS	19-1
Markets	19-1
20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
21 CAPITAL AND OPERATING COSTS	21-1
Capital Costs	21-1
Operating Costs	21-1
22 ECONOMIC ANALYSIS	22-1
23 ADJACENT PROPERTIES	23-1
24 OTHER RELEVANT DATA AND INFORMATION	24-1
25 INTERPRETATION AND CONCLUSIONS	25-1
26 RECOMMENDATIONS	26-1
27 REFERENCES	27-1
28 DATE AND SIGNATURE PAGE	28-1
29 CERTIFICATE OF QUALIFIED PERSON	29-1
30 APPENDIX 1	30-1
Land Tenure	30-1

LIST OF TABLES

PAGE
Table 1-1	Mineral Resource Estimate — December 31, 2017	1-2
Table 1-2	Mineral Reserve Estimate — December 31, 2017	1-3

Table 6-1	Historical Production to December 31, 2017	6-2
Table 10-1	Drill Summary	10-1
Table 11-1	CRM Statistics	11-5
Table 11-2	Blank Statistics	11-6
Table 11-3	Sterile Sample Statistics	11-6
Table 13-1	Metallurgical Testwork by Vein	13-3
Table 13-2	Gold Recoveries by Geometallurgical Unit	13-4
Table 13-3	Silver Recoveries by Geometallurgical Unit	13-4
Table 13-4	Average Cyanide Consumption by Geometallurgical Unit	13-5
Table 13-5	Historical Bond Work Index Testwork	13-6
Table 13-6	Average Bond Work Index by Geometallurgical Unit	13-6
Table 13-7	Historical Mill Production	13-7
Table 14-1	Mineral Resource Estimate — December 31, 2017	14-2
Table 14-2	Mineral Resource Estimates by Vein — December 31, 2017	14-3
Table 14-3	Sample Lengths in Veins	14-7
Table 14-4	Bulk Density Assignments by Block Model	14-10
Table 14-5	Typical Experimental Correlogram Parameters	14-13
Table 14-6	Common Block Model Attributes	14-15
Table 14-7	Typical Grade Estimation Search Parameters	14-16
Table 14-8	Yamana Capping Levels by Vein and Domain	14-18
Table 14-9	Composite Versus Block Grades	14-21
Table 14-10	ID3 Versus NN Block Grades	14-22
Table 14-11	Cut-off Grade Parameters	14-26
Table 14-12	SMU Design Parameters	14-27
Table 15-1	Mineral Reserve Estimate — December 31, 2017	15-1
Table 15-2	Mineral Reserve Estimates by Vein— December 31, 2017	15-2
Table 15-3	SMU Drift Parameters	15-7
Table 15-4	Economic Parameters	15-7
Table 15-5	SMU Mining Parameters	15-9
Table 15-6	Drift and Stope Dilution	15-11
Table 15-7	Fl Reconciliation of Long Term and Short Term Plans	15-15
Table 15-8	F2 Reconciliation of Mine Production and Plant	15-15
Table 16-1	Mine Development Achieved	16-8
Table 16-2	Mine Development in LOM	16-8
Table 16-3	Mine Material Moved	16-9
Table 16-4	Life of Mine Plan	16-9
Table 16-5	Equipment List	16-13
Table 17-1	Reagent/Supply Consumptions	17-9
Table 19-1	Summary of Major Contracts	19-1
Table 20-1	Environmental Monitoring	20-2
Table 20-2	Permit Status	20-4
Table 21-1	Sustaining Capital Costs (US$000)	21-1
Table 21-2	Mine Operating Costs December 31, 2017 (YTD)	21-2
Table 21-3	Mine Operating Costs for LOM	21-2
Table 21-4	Manpower List	21-3

LIST OF FIGURES

PAGE
Figure 4-1	Location Map	4-3
Figure 4-2	Property Map	4-4
Figure 7-1	Paleocene Volcanic Belt	7-2
Figure 7-2A	Local Geology	7-4
Figure 7-2B	Geological Legend	7-5
Figure 7-3	Schematic Plan and Cross Sections	7-7
Figure 9-1	Resource Development	9-2
Figure 9-2	Exploration Targets 2018	9-6
Figure 10-1	Drill Plan	10-2
Figure 10-2	Drill Section, Caseron 505	10-3
Figure 11-1	Pulp Duplicate Control Charts	11-7
Figure 11-2	External Duplicate Control Charts	11-9
Figure 14-1	Sample Lengths in Veins	14-8
Figure 14-2	Sample Statistics	14-9
Figure 14-3	UGGS Wireframe Construction	14-12
Figure 14-4	Typical Correlograms	14-14
Figure 14-5	Example Swath Plots and Histogram (Esmeralda — Au)	14-23
Figure 14-6	Plan View of Blocks, Samples, and Composites (Au g/t, 505)	14-24
Figure 15-1	Mineral Reserves Process	15-6
Figure 15-2	ELOS Dilution Graph	15-12
Figure 15-3	Mined Material	15-16
Figure 16-1	El Peñón Mine Layout	16-2
Figure 16-2	Schematic Bench and Fill Mining	16-4
Figure 16-3	Split Blast Face	16-5
Figure 16-4	Bench and Fill Stope with Down Holes and Uppers	16-6
Figure 16-5	Ventilation Schematic	16-12
Figure 17-1	Process Flowsheet	17-2
Figure 17-2	Tailings Storage Area	17-7

LIST OF APPENDIX FIGURES & TABLES

PAGE
Table 30-1	El Peñón Exploitation Claim List	30-2
Table 30-2	PAV Exploitation Claim List	30-11

1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Yamana Gold Inc. (Yamana) to prepare an independent Technical Report on the El Peñón gold-silver deposit, located near Antofagasta in northern Chile. The purpose of this report is to provide Yamana with an independent assessment of the Mineral Reserves and Mineral Resources to support public disclosure of information on a material operation. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). RPA visited the property from August 7 to 9, 2017.

Yamana is a Canadian reporting issuer listed on the Toronto Stock Exchange (TSX), and the New York Stock Exchange (NYSE). Yamana is involved in the acquisition, exploration, and development of gold properties in North and South America. Yamana operates a portfolio of mines in Brazil, Chile, and Argentina. The company also holds interests in the Alumbrera mine in Argentina and the Canadian Malartic mine in Canada.

In the third quarter of 2007, Yamana acquired and merged with Meridian Gold Inc. (Meridian), a mid-tier gold producer with two mining operations in Chile and development and exploration projects throughout the Americas. The El Peñón Mine, owned by Yamana’s subsidiary Minera Meridian Limitada, was one of Meridian’s gold producers in Chile.

The El Peñón Mine currently comprises the following major assets and facilities:

•                       The underground mine with production of approximately 3,000 tonnes per day (tpd) from several mineralized structures.

•                       The physical plant site including the administrative office complex and associated facilities, the mill and associated facilities such as the laboratories, ore stockpiles, waste dumps, coarse ore storage, workshops, warehouses, and the accommodation complex and associated facilities such as cafeterias and recreation facilities.

•                       Facilities providing basic infrastructure to the mine, including electric power, water treatment and supply, and sewage treatment.

•                       Underground infrastructure including mine ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

•                       Access by highway and gravel roads to Antofagasta via the national road system.

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Scott Wilson RPA, a predecessor company to RPA, carried out a previous audit of the Mineral Resources and Mineral Reserves of the El Peñón deposit with the related Technical Report completed on February 11, 2008. In December 2008, Scott Wilson RPA carried out a subsequent review of the Mineral Resources and Mineral Reserves at the mine. Subsequent audits and Technical Reports were completed on December 7, 2010 and September 12, 2017.

The December 31, 2017 Mineral Resource estimate, exclusive of Mineral Reserves, is listed in Table 1-1.

TABLE 1-1 MINERAL RESOURCE ESTIMATE — DECEMBER 31, 2017
Yamana Gold Inc. - El Peñón Mine

	Tonnes	Grade		Contained Metal
Category	(000 t)	(g/t Au)	(g/t Ag)	(000 oz Au)	(000 oz Ag)
Measured	311.7	8.56	191.0	85.8	1,914.1
Indicated	1,115.9	6.47	224.3	232.0	8,047.7
Total Measured + Indicated	1,427.6	6.92	217.0	317.8	9,961.8
Total Inferred	17,500	1.7	60	960	33,500

Notes:

1.              CIM (2014) definitions were followed for Mineral Resources.

2.              A cut-off grade of 2.71 g/t AuEq was used for all zones, except for the Pampa Augusta Victoria, Fortuna-Dominador-Chiquilla Chica zones which used 2.82 g/t AuEq, 2.79 g/t AuEq and 2.81 g/t AuEq, respectively. Cut-off grades of 0.50 g/t AuEq and 0.80 g/t AuEq were used for tailings and low grade stocks reporting, respectively.

3.              Mineral Resources were estimated considering long-term gold and silver prices of US$1,600/oz and US$24/oz and gold and silver mill recoveries of 95% and 86.5%, respectively. Gold and silver recoveries of 60% and 30% were used for estimating resources contained in tailings whiles recoveries of 75% and 70% were used for estimating resources contained in low-grade stocks.

4.              While the results are presented undiluted and in-situ, the reported Mineral Resources consider minimum mining widths and expected dilutions (variable by vein) to determine reasonable prospects of economic extraction for each vein.

5.              Bulk densities used vary between 2.36 t/m3 and 2.57 t/m3 for Mineral Resources contained in veins. Bulk densities of 1.60 t/m3 and 1.75 t/m3 were used to estimate Mineral Resources contained in low-grade stocks and tailings respectively.

6.              Mineral Resources are reported exclusive of Mineral Reserves.

7.              Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

8.              Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

The December 31, 2017 Mineral Reserve estimate is listed in Table 1-2.

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TABLE 1-2 MINERAL RESERVE ESTIMATE — DECEMBER 31, 2017
Yamana Gold Inc. — El Peñón Mine

	Tonnage	Grade		Contained Metal
Category	(000 t)	(g/t Au)	(g/t Ag)	(000 oz Au)	(000 oz Ag)
Proven	1,061.8	5.90	192.4	201.2	6,567.4
Probable	3,331.8	5.25	158.8	562.6	17,011.0
Total	4,393.6	5.41	166.9	763.8	23,578.4

Notes:

1.              CIM (2014) definitions were followed for Mineral Reserves.

2.              Mineral Reserves are estimated using processing recoveries from a geometallurgical model, as recoveries are variable by ore type.

3.              A cut-off grade of 3.48 g/t AuEq was used in the Mineral Reserve for most veins except as follows: a cut-off grade of 3.62 g/t AuEq used for the Elizabeth and Victoria veins in the Pampa Augusta Victoria Area (for a US$5.24/t additional transportation cost) and a cut-off of 3.59 g/t AuEq used for the Fortuna, Dominador, and Laguna veins in the Fortuna and Laguna Area (for a US$3.86/t additional transportation cost).

4.              Mineral Reserves are estimated using an average long-term gold price of US$1,250/oz and a silver price of US$18/oz.

5.              A minimum mining width of 0.60 m to 1.0 m was used depending on the vein.

6.              Bulk density varies from 2.36 t/m3 to 2.57 t/m3.

7.              The Selective Mining Units (SMU) include Inferred Mineral Resources and unclassified material (blocks located outside of the underground geological wireframe + grade shell (UGGS)). These materials were treated as dilution for mine planning and Mineral Reserve estimation purposes. Zero gold and silver grades have been assigned to them.

8.              Numbers may not add due to rounding.

RPA is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

CONCLUSIONS

RPA offers the following conclusions:

RISKS

•                       The mine has been in production for 18 years and is a mature operation. In RPA’s opinion, there are not any significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, Mineral Resource or Mineral Reserve estimates, or projected economic outcomes.

GEOLOGY AND MINERAL RESOURCES

•                       The deposits at El Peñón are low to intermediate epithermal gold-silver deposits, hosted in steeply dipping fault-controlled veins following rhyolite dome emplacement. Gold and silver mineralization comprises disseminations of electrum, native gold and silver, acanthite, silver sulphosalts and halides, plus accessory pyrite occurring with quartz, adularia, carbonates, and clay minerals.

•                       There are 22 main vein zones and many subsidiary veins in nine vein systems that have supported, support currently, or are planned to support surface and underground mining operations. Vein widths range from decimetre-scale to over 20 m. Individual

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mineralized shoots measure from less than one kilometre to four kilometres in strike length, and up to 350 m in the down-dip direction.

•                       Sampling and assaying are adequately completed and have been generally carried out using industry standard quality assurance/quality control (QA/QC) practices. The sample preparation, analysis, and security procedures at El Peñón are suitable for use in the estimation of Mineral Resources.

•                       To avoid sample sharing between spatially close structures, each independent splay or parallel vein is considered an independent estimation domain. Spatially disconnected splay wireframes were flagged as separate estimation domains. In RPA’s opinion, this improved interpretation technique will result in better defined resources than previous estimates.

•                       The Mineral Resource estimate is appropriate for the style of mineralization and the resource models are reasonable and acceptable to support the Mineral Resource estimates.

•                       For these estimations, Yamana used a stope optimizer to determine potential economic viability of resource blocks. This resulted in a more realistic estimate of resources remaining after reserve estimation.

•                       The Measured plus Indicated Mineral Resources are estimated to be 1,427,600 t at 6.92 g/t Au and 217.0 g/t Ag containing 317,800 oz of gold and 9,962,000 oz of silver. Inferred Mineral Resources are estimated at 17,469,000 t at 1.7 g/t Au and 60 g/t Ag containing 960,000 oz of gold and 33,506,000 oz of silver. RPA notes that the resources are reasonable, are in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) definitions, and are disclosed in compliance with NI 43-101.

•                       Exploration potential exists to infill resources in the mines, to discover extensions of current deposits, and to discover new deposits in the El Peñón district.

MINING AND MINERAL RESERVES

•                       In RPA’s opinion, the conversion process of Mineral Resources to Mineral Reserves is robust and ensures each Selective Mining Unit (SMU) has positive economic value.

•                       The Proven plus Probable Mineral Reserves are estimated to be 4,393,600 t at 5.41 g/t Au and 166.9 g/t Ag containing 763,800 oz of gold and 23,578,400 oz of silver. RPA notes that the reserves are reasonable, and are in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, dated May 10, 2014.

•                       Mineral Reserves include small quantities of open pit and low-grade stockpile material.

•                       The amount of additional material mined from Mineral Resources and also from outside of the block model has been reduced over the last several years as a result of improved planning procedures.

•                       Reconciliation of the long-term and short-term plans for Mineral Reserves shows that the variances are improving. Yamana is using the SMU approach for mine planning and Mineral Reserve estimation and has improved the block modelling procedures,

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which in turn has improved the quality of mine planning and consequently resulted in more accurate overall results. In RPA’s opinion, the reconciliation is within reasonable limits and efforts to track reconciliation should continue on a regular basis.

•                       In RPA’s opinion, El Peñón’s forecast mine and plant production targets are attainable and reasonable, and the procedures used to forecast the life of mine (LOM) plan are reasonable. Forecast gold production averages 150,000 oz from 2018 to 2021 and declines to 91,000 oz in 2022. Forecast silver production averages 4,307,000 oz from 2018 to 2021 and declines to 2,639,000 oz in 2022.

METALLURGY AND MINERAL PROCESSING

•                       The plant operation has been operating well, with tonnages being generally consistent over the last few years, declining in 2017 as result of the rightsizing of the operation in late 2016. Changes in recoveries of both gold and silver have been in line with the changes in head grade, and somewhat higher in 2017 due to reduced throughput.

ENVIRONMENTAL CONSIDERATIONS

•                       All required permits for operation have been granted, or applied for, with reasonable expectation of being granted in due course.

CAPITAL AND OPERATING COSTS

•                       The total capital expenditures estimated by Yamana for the LOM operations are $194 million in sustaining capital, including mine development (56%), equipment and infrastructure (21%), and reclamation and closure (23%). These costs include mine and plant costs as well as administration capital, but do not include working capital, exploration or any future expansions. RPA is of the opinion that the total estimated capital expenditures for the mine are reasonable based on the calculated Mineral Reserves.

•                       A total of 177,000 m of drilling is planned for 2018 to 2020 at a budgeted cost of US$36,000,000. Yamana considers allocating additional discretionary exploration funding based on success.

•                       Operating costs are forecast to average US$147 per tonne over the LOM. RPA is of the opinion that the total estimated operating costs for the mine are reasonable.

RECOMMENDATIONS

RPA offers the following recommendations:

GEOLOGY AND MINERAL RESOURCES

•                       Yamana geologists have prepared a strategic drill program to infill resources, complete local exploration near the mines, and to continue district exploration. The amount of drilling proposed is based on the past success rate of adding resources at El Peñón. A total of 177,000 m of drilling is planned for 2018 to 2020 at a budgeted cost of US$36,000,000. Yamana considers allocating additional discretionary exploration funding based on results. Considering the ongoing exploration successes at El Peñón

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over the years, RPA concurs with this proposed exploration program and recommends that it be carried out as defined.

MINING AND MINERAL RESERVES

•                       While the drifts are quite close to the planned design, the stopes were 11% larger than planned in 2017, resulting in higher than designed dilution rates. The equivalent of overbreak/slough (ELOS) design of 0.25 m should be monitored going forward to assess whether adjustment of the ELOS is warranted.

•                       The extraction rate for stopes is set at 100% for the majority (86%) of the stopes, resulting in an average extraction rate of near 98%. Mine staff apply an extraction factor, which averages approximately 95% during the mine planning process, however this should be reflected in the Mineral Reserves statement.

ECONOMIC ANALYSIS

This section is not required as Yamana is a producing issuer, the property is currently in production, and there is no material expansion of current production.

RPA completed an after-tax cash flow projection generated from the LOM production schedule and capital and operating cost estimates to confirm the positive economics of the stated Mineral Reserves in this report. The cash flow was prepared using the stated Mineral Reserves, metal prices, and cut-off grades.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The El Peñón Mine is located in north central Chile, at latitude 24°40’ S and longitude 69°50’ W, approximately 165 km southeast of Antofagasta. The site is in the Atacama Desert, approximately midway between the Pacific coast and the border with Argentina. There is little to no vegetation or wildlife in the area around the mine.

LAND TENURE

The El Peñón property consists of 436 individual mining exploitation claims owned by Meridian, a subsidiary of Yamana. The claims comprise an area of 90,087 ha covering the El Peñón Mine, the Fortuna area, the Laguna area, the Pampa Augusta Victoria (PAV) area, and surrounding exploration lands.

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EXISTING INFRASTRUCTURE

Surface infrastructure at El Peñón comprises a physical plant site, including administrative office complex and associated facilities, accommodation complex, open pit and underground mines, the mill and associated facilities such as the laboratories, ore stockpiles, waste dumps, coarse ore storage, backup power plant, workshops, warehouses, and dry facilities.

Underground infrastructure includes portals, access ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

HISTORY

The discovery of El Peñón was the result of successful grassroots exploration carried out by Meridian geologists through the early 1990s. Regional exploration focusing on Early to Mid-Eocene volcanic belts in northern Chile led to the acquisition of the El Peñón property in 1993. Trenching carried out that year, followed by a 13-hole drilling program, discovered significant Au-Ag mineralization. In 1994, the first hole of a follow-up program intersected 100 m grading 10.9 g/t Au and 123.4 g/t Ag in what eventually became the Quebrada Orito deposit.

In July 1998, Meridian made the decision to place the property in production, and construction on a 2,000 tpd mine and mill facility commenced later that same year. Production began in September 1999, ramping up to full capacity by January 2000 and has continued to the present day.

Since September 1999, the operation has run continually, treating both open pit and underground ore. As of December 31, 2017, the mine has produced approximately 18,053,234 tonnes of ore grading 8.94 g/t Au and 234.99 g/t Ag.

GEOLOGY AND MINERALIZATION

The El Peñón Mine is located in the Central Depression of the Atacama Desert. The region is underlain by Late Cretaceous to Early Eocene magmatic arc rocks, known as the Paleocene belt.

The mineralization at El Peñón is hosted by near-horizontal to gently dipping Eocene to Paleocene basaltic to rhyolitic volcanic rocks. The stratigraphic sequence consists of a lower sequence of volcanic breccia and andesitic to basaltic flows, overlain by rhyolitic to dacitic

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pyroclastic rocks, dacitic to andesitic flows, and volcanic breccia. Rhyolitic intrusives, domes, and associated flows are intercalated with earlier volcanic units.

The distribution of Cretaceous and Eocene volcanic rocks is controlled by graben structures bounded by north-northeast trending faults. These are steeply dipping regional-scale structures with displacements in the order of hundreds of metres. The principal direction for late dikes and many of the highest grade mineralized faults is parallel to the bounding faults. Mineralized faults dip steeply eastward on the east side of the property and westward on the west side, in a fashion implying a horst/graben extensional structure.

The deposits at El Peñón are epithermal gold-silver deposits, hosted in steeply dipping fault-controlled veins. Gold and silver mineralization comprises disseminations of electrum, native gold and silver, acanthite, silver sulphosalts and halides, plus accessory pyrite occurring with quartz, adularia, carbonates, and clay minerals.

EXPLORATION

Exploration work completed to date has defined 22 main mineralized zones and subsidiary veins, within ten geological trends.

Exploration has been successful in expanding the footprint of mineralization at site through programs of geologic mapping, geochemistry, geophysics, and abundant surface and underground drilling within a northeast trend starting, at the El Peñón area, with Quebrada Orito in the southwest and ending with Angosta in the northeast. Exploration has also been successful at the Fortuna and PAV areas located to the southwest and to the north of El Peñón, respectively. Geophysical anomalies and positive drill intersections remain to be followed up in all areas.

MINERAL RESOURCES

RPA has reviewed the Mineral Resource estimates of the El Peñón Mine, as estimated by Yamana as of December 31, 2017. RPA carried out a number of checks to verify the various procedures and numerical calculations used in the Yamana estimates. This included detailed tracing of the methodology of estimating tonnage and grade of resource blocks. With few exceptions, RPA found that values and compilations of gold grades were accurately recorded and calculated as provided in block models. For these estimations, Yamana introduced the

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use of a stope optimizer to determine potential economic viability of resource blocks. This resulted in a lower overall tonnage but a more realistic estimate of resources remaining after reserve estimation.

As part of this audit, RPA carried out an independent estimate of seven veins (Al Este, Caseron 505, Cerro Martillo, Dorada, Esmeralda, Magenta, and Providencia) to allow for better comparison of the Yamana estimates with the RPA estimates, based on the underground drill hole data and wireframes provided. It is RPA’s opinion that the Yamana estimates and the RPA check estimates show acceptable agreement.

The December 31, 2017 El Peñón total Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, estimated by Yamana included 1.43 million tonnes at an average grade of approximately 6.9 g/t Au and 217 g/t Ag. This equates to approximately 317,800 ounces of gold and 9.96 million ounces of silver. The deposits were also estimated to contain approximately 17.5 million tonnes of Inferred Mineral Resources at an average grade of approximately 1.7 g/t Au and 60 g/t Ag, which equates to approximately 960,000 ounces of gold, and 33.5 million ounces of silver. In RPA’s opinion, these resource estimates are prepared in accordance with CIM definitions and are disclosed in compliance with NI 43-101.

MINERAL RESERVES

Mineral Reserves at the El Peñón Mine are estimated using Vulcan software including the MineModeller UG/OP, GeoModeller, Stope Optimizer, and Gantt Scheduler. The process includes mine designs and parameters. Selective Mining Units (SMU) are designed for each vein using metal prices, recoveries and operating costs to determine an economic value of each SMU. SMUs with negative values are excluded from further consideration, except for drift SMUs that are above the marginal cut-off grade.

The economic value of each potential mining outline is calculated using forecast long-term prices of $1,250/oz Au and $18/oz Ag, using diluted tonnes and grades. Net block values are weighted against forecast costs and metallurgical recoveries for each potential mining outline. These combined economic revenue and cost models are part of the SMU models.

As of December 31, 2017, Proven and Probable Mineral Reserves totalled approximately 4.394 million tonnes grading 5.41 g/t Au and 166.9 g/t Ag and contained 763,800 ounces of gold and 23.6 million ounces of silver.

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MINING METHOD

The mining method utilized at El Peñón is the Bench and Fill Method, which is a narrow vein longhole stoping method followed by a combination of consolidated and unconsolidated backfill to provide the required support for continued mining. Development of the overcut, or drill drift, and the undercut, or mucking drift, is completed at the required dimensions of four metres in width to permit operating clearances for both the longhole drill rigs and the load-haul-dump (LHD) equipment. These drifts are advanced using a “split-blast” method whereby the vein material is mined first and then the remainder of the drift waste material is slashed out and mucked. This waste material is later used for unconsolidated backfill.

Stoping dimensions are 7.5 m or 15 m in strike length and from 6 m to 16 m in height and widths vary from one metre to six metres. Production holes are drilled with the longhole drill then loaded, blasted, and mucked with six cubic yard scooptrams, dumped into 30 tonne trucks and hauled to the surface stockpile. Waste backfill or cemented rockfill is placed as required.

Underground mine infrastructure includes the required ramps, cross-cuts for access and various lateral development, as well as excavations for power stations, mine sumps, refuge stations, maintenance shops, and other facilities. Ventilation raises are driven as required to provide the air requirement to meet mine regulations for the mine workers and operating underground equipment. Other installations include a shotcrete plant, backfill plant, and communications system. The total mine system extends for approximately ten kilometres on strike and covers a vertical extent of approximately 500 m, from the highest portal collar elevation to the lowest mine workings.

MINERAL PROCESSING

The process plant and associated facilities process run-of-mine (ROM) ore that is delivered to the primary crusher, using the main processes listed below:

•                  Crushing

•                  Grinding and pre-leaching thickening

•                  Leaching

•                  Counter-current decantation concentrate solution recovery

•                  Clarification, zinc precipitation and precipitate filtering

•                  Refining

•                  Tailings filtering

•                  Tailings disposal

1-10

The El Peñón processing plant has a nominal production capacity of approximately 1.533 million tpa of stockpiled and mined ore. Mill production peaked in 2010 at 1.522 million tpa. From 2010 to 2016 yearly mill production remained generally constant ranging from 1.4 million tpa to 1.5 million tpa. In 2017, throughput dropped to 1.04 million tonnes to match the new defined mine plan.

The metallurgical recovery of gold has slightly increased during the last four years, from 93.31% to 95.13%. Metallurgical recoveries of silver have remained consistent in the last three years and increased considerably since the 2011-2013 period, during which a higher processing rate from reduced high sulphide material from the Bonanza and Al Este veins, negatively affected silver recoveries. Metallurgical recoveries of gold and silver increased slightly during 2017 due to lower throughput and higher residence times.

MARKET STUDIES

The principal commodities produced at El Peñón are gold and silver in the form of doré bars, which are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.

ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS

The El Peñón Mine is located approximately 165 km to the southeast of Antofagasta. There are no populated areas or centres located close to the mine. The area has a desert climate, characterized by extreme aridity, absence of humidity and very low rainfall. Other characteristics of the area are:

•                  Soil of very limited usefulness (class VIII).

•                  Total absence of any form of plant life.

•                  Extremely scarce wildlife, with only eight species recognized in the Environmental Impact Assessment (EIA).

•                  No permanent water courses at surface.

•                  Existence of fossil water, with low recharge potential below a water table at approximately 1,600 m above sea level (MASL).

RPA understands that El Peñón is operating within environmental compliance with no outstanding environmental citations. Environmental monitoring is ongoing at the operations and will continue over the LOM. Key monitoring that is currently being carried out includes water, air, noise, soil, impact on wildlife, and heritage and management.

1-11

The El Peñón project entered the Environmental Impact Assessment System (SEIA), through an Environmental Impact Assessment (EIA), which was approved by Exempt Resolution No. 043 in 1998. El Peñón has a number of operating permits in place. The Regulatory Organizations that have issued these operating permits are as follows:

•                  Comision de Monumentos Nacionales (CMN)

•                  Ministerio Agricultura (MAGR)

•                  Comision Regional de Medio Ambiente (COREMA)

•                  Superintendencia de Electricidad y Combustibles (SEC)

•                  Servicio National de Geologia y Mineria (SERNAGEOMIN)

•                  Servicio de Salud de Antofagasta (SSA)

•                  Direccion General Aguas (DGA)

•                  Ministerio de Defensa Nacional (MDN)

•                  Ilustre Municipalidad Antofagasta (IMA)

Yamana’s social and community activities in the El Peñón district include the following:

•                  Excellent community and stakeholder relations

•                  Open door policy

•                  Support of medical services in Taltal

•                  High school and college scholarships

•                  Donations in infrastructure and services

•                  Partnerships with local groups to provide economic development

The current closure cost estimate is US$45.4 million, which includes $24.7 million for direct costs, $4.9 million for administration of the closure, $0.9 million for monitoring and control, $7.6 million for a 25% contingency, and $7.3 million for Chilean Sales Tax.

CAPITAL AND OPERATING COST ESTIMATES

The total capital expenditures estimated by Yamana for the LOM operations (2018 to 2023) are $194 million. These costs include mine, plant and administration capital but do not include working capital or future expansions. Exploration drilling is budgeted at $36 million (3 years).

Operating costs are forecast to average $147/t milled including $104/t milled for the mining, $27/t for processing and $16/t milled for general and administration costs.

1-12

2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Yamana Gold Inc. (Yamana) to prepare an independent Technical Report on the El Peñón gold-silver deposit, located near Antofagasta in northern Chile. The purpose of this report is to provide Yamana with an independent assessment of the Mineral Reserves and Mineral Resources to support public disclosure of information on a material operation. This Technical Report conforms to NI 43-101-Standards of Disclosure for Mineral Projects (NI-43-101).

Yamana is a Canadian reporting issuer listed on the Toronto Stock Exchange (TSX), and the New York Stock Exchange (NYSE). Yamana is involved in the acquisition, exploration, and development of gold properties in North and South America. Yamana operates a portfolio of mines in Brazil, Chile, and Argentina. The company also holds interests in the Alumbrera mine in Argentina and the Canadian Malartic mine in Canada.

In the third quarter of 2007, Yamana acquired and merged with Meridian Gold Inc. (Meridian), a mid-tier gold producer with two mining operations in Chile and development and exploration projects throughout the Americas. The El Peñón Mine, owned by Yamana’s subsidiary Minera Meridian Limitada, was one of Meridian’s gold producers in Chile.

The El Peñón Mine currently comprises the following major assets and facilities:

•                  The underground and open pit mines with forecasted production of approximately 3,000 tpd from several mineralized structures.

•                  The physical plant site including the administrative office complex and associated facilities, the open pit and underground mine workings and associated facilities, the mill and associated facilities such as the laboratories, ore stockpiles, waste dumps, coarse ore storage, workshops, warehouses, and the accommodation complex and associated facilities such as cafeterias and recreation facilities.

•                  Facilities providing basic infrastructure to the mine, including electric power, water treatment and supply, and sewage treatment.

•                  Underground infrastructure including mine ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

•                  Access by highway and gravel roads to Antofagasta via the national road system.

2-1

SOURCES OF INFORMATION

Site visits were carried out by Normand Lecuyer, P. Eng., RPA Principal Mining Engineer, and Chester Moore, P.Eng., RPA Principal Geologist, on August 7 to 9, 2017.

Discussions were held with the following personnel from Yamana:

•                  Mr. Greg Walker, Director, Mineral Resource Estimation, Yamana Gold Inc.

•                  Mr. Esteban Chacon, Technical Manager, Yamana Gold Inc.

•                  Mr. Marcos Valencia, Regional Director, Production Geology, Technical Services, Yamana Gold Inc.

•                  Mr. Jaime Sepúlveda, General Manager, Yamana Gold El Peñón

•                  Mr. Jorge Camacho, Manager Technical Services, Yamana Gold El Peñón

•                  Mr. Cristian Perez, Senior Resource Estimation Engineer, Yamana Gold El Peñón

•                  Mr. Juan Fuentes, Geology and Exploration Superintendent, Yamana Gold El Peñón

•                  Mr. Javier Ordenes, Senior Geologist, Yamana Gold El Peñón

•                  Mr. Sergio Castro, Superintendent Planning and Development, Yamana Gold El Peñón

•                  Mr. Hugo Jorquera, QA/QC Manager, Yamana Gold El Peñón

•                  Mr. Rodrigo Gutierrez, Plant Superintendent, Yamana Gold El Peñón

•                  Mr. Alex Milos, Senior Metallurgist, Yamana Gold El Peñón

•                  Ms. Angeli Flores, Chief of Environment Department, Yamana Gold El Peñón

•                  Ms. Jaqueline Francois, Regional Tax Manager, Yamana Gold Inc.

•                  Mr. José Naddaf: HSEC Coordinator and Community Leader, Yamana Gold El Peñón

Mr. Krutzelmann, P. Eng, RPA Associate Principal Metallurgical Engineer, Mr. Lecuyer, and Mr. Moore are Qualified Persons (QP) for this report. The QPs’ responsibilities are listed in Section 29 of this Technical Report.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

2-2

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the metric system. All currency in this report is US dollars (US$) unless otherwise noted.

a	annum	kWh	kilowatt-hour
A	ampere	L	Litre
bbl	barrels	Lb	Pound
btu	British thermal units	L/s	litres per second
°C	degree Celsius	M	Metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	μ	Micron
cm2	square centimetre	MASL	metres above sea level
d	day	μg	Microgram
dia	diameter	m3/h	cubic metres per hour
dmt	dry metric tonne	Mi	Mile
dwt	dead-weight ton	Min	Minute
°F	degree Fahrenheit	μm	Micrometre
ft	foot	Mm	Millimetre
ft2	square foot	Mph	miles per hour
ft3	cubic foot	MVA	megavolt-amperes
ft/s	feet per second	MW	Megawatt
g	gram	MWh	megawatt-hour
G	giga (billion)	Oz	Troy ounce (31.1035g)
Gal	Imperial gallon	oz/st, opt	ounces per short ton
g/L	grams per litre	Ppb	parts per billion
Gpm	Imperial gallons per minute	Ppm	parts per million
g/t	grams per tonne	Psia	pounds per square inch absolute
gr/ft3	grains per cubic foot	Psig	pounds per square inch gauge
gr/m3	grains per cubic metre	RL	relative elevation
ha	hectare	S	Second
hp	horsepower	St	short ton
hr	hour	Stpa	short tons per year
Hz	hertz	Stpd	short tons per day
in.	inch	T	metric tonne
in2	square inch	Tpa	metric tonnes per year
J	joule	Tpd	metric tonnes per day
k	kilo (thousand)	US$	United States dollar
kcal	kilocalorie	USg	United States gallon
kg	kilogram	USgpm	US gallons per minute
km	kilometre	V	Volt
km2	square kilometre	W	Watt
km/h	kilometres per hour	Wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	Yr	Year

2-3

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by RPA for Yamana. The information, conclusions, opinions, and estimates contained herein are based on:

•                  Information available to RPA at the time of preparation of this report,

•                  Assumptions, conditions, and qualifications as set forth in this report, and

•                  Data, reports, and other information supplied by Yamana and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by Yamana. RPA received property information and a detailed concession listing from Yamana’s office in Santiago, Chile. As well, RPA received a formal legal opinion from Nuñez Muñoz Y Cia. Ltda. Abogados, dated October 2015 confirming Yamana’s ownership of mining exploitation concessions, surface rights, and water rights at El Peñón. RPA has not researched property title or mineral rights for the El Peñón operation and expresses no opinion as to the ownership status of the property.

RPA has relied on Yamana for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the El Peñón operation.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

3-1

4 PROPERTY DESCRIPTION AND LOCATION

The El Peñón Mine is located in north central Chile, at latitude 24°40’ S and longitude 69°50’ W, approximately 165 km southeast of Antofagasta (Figure 4-1). The site is in the Atacama Desert, approximately midway between the Pacific coast and the border with Argentina. The property map and location of the mineralized zones are shown in Figure 4-2. The mine workings, process plant, waste and tailings storage areas are all located close to the mineralized zones within the property boundaries.

The mine operates on a year round basis.

LAND TENURE

The El Peñón property consists of 436 individual mining exploitation claims owned by Minera Meridian Limitada, a subsidiary of Yamana. The claims comprise an area of 90,087 ha covering the El Peñón Mine, the Fortuna area, the Laguna area, the Pampa Augusta Victoria (PAV) area, and surrounding exploration lands (Tables 30-1 and 30-2 in Appendix 1). The boundaries of the mining exploitation concessions are legally surveyed and covered by an additional layer of claims for increased legal protection.

Minera Meridian Limitada enjoys tax and royalty stability due to article 11 of Decree Law DL 600 Foreign Investment Statute until 2018. At the present time, the mine is subject to a 5% royalty payment calculated over the annual taxable income in accordance with Law 20.026/2005.

In addition, a 2% Net Smelter Return (NSR) royalty is payable to Maverix Metals Inc. as agreed as part of the purchase of the Nado claims covering the Fortuna area. A 2% NSR is also payable to Soquimich Comercial SA for claims Providencia 1, 2, 3, 4, 5 and claims Dominador 1, 2, 4. These claims are also located in the Fortuna area. No further mining activities are planned in the areas covered by these claims.

RPA is not aware of any environmental liabilities on the property. Yamana has all required permits to conduct work on the property. RPA is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the work on the property.

4-1

El Peñón has been operating since 1999 and has sufficient surface rights for mining and processing operations. As well, El Peñón has sufficient water, power, and labour supplies and sufficient areas for tailings and waste disposal.

Government regulations require that a full closure plan be submitted when mine life is less than five years. The original closure plan was completed in 2005, updated in 2009, and again in 2014. Subsequent revisions were submitted in 2015 and 2016 and Yamana is awaiting government comments.

4-2

Legend:
National Capital
Administrative Region Capital
City, Town
Major Airport
National Boundary
Administrative Region Boundary
Main Road
Secondary Road
Railroad
PERU
BOLIVIA
CHILE
ARGENTINA
Pacific Ocean
EI PEÑON MINE
TARAPACA
ANTOFAGASTA
ATACAMA
COQUIMBO
VALPARAISO
LIBERTADOR
MAULE
BIO-BIO
Arica
Iquique
Antofagasta
Calama
Tocopilla
Mejillones
Baquedano
Sierra Gorda
Barazarte
Coronia
El Negrillar
Pampa Buenos Aires
Paposo
Taltal
Catalina
Altamira
Chañaral
Potrerillos
Caldera
Copiapo
Vallenar
La Serena
Coquimbo
Ovalle
Santiago
Valparaiso
Talca
Concepción
Los Angeles
74°
72°
70°
68°
66°

Regions of Chile

I	Tarapacá
II	Antofagasta
III	Atacama
IV	Coquimbo
V	Valparaiso
RM	Santiago Metropolitan Region
VI	O'Higgins
VII	Maule
VIII	Biobío
IX	Araucanía
X	Los Lagos
XI	Aisén
XII	Magallanes
XIV	Los Ríos
XV	Arica-Parinacota

N

CHILE
Area of Interest

0 100 200 300 kilometres
0 100 200 miles

March 2018

***Source:** Map No. 4395, UNITED NATIONS, 2010.*

Figure 4-1

Yamana Gold Inc.

El Peñón Mine

Antofagasta Region (II), Chile

Location Map

4-3

420,000 E
430,000 E
440,000 E
450,000 E
460,000 E
470,000 E
7,330,000 N
7,320,000 N
7,310,000 N
7,300,000 N
7,290,000 N
Highway B45
10 KM
To Highway 5
PAV Mine
Core Mine
Lagunas Fortuna
Plant
0
5
10
15
20
Kilometres

Figure 4-2

Yamana Gold Inc.

El Peñón Mine

Antofagasta Region (II), Chile

Property Map

March 2018

Source: Yamana Gold Inc., 2017.

4-4

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The “Accessibility, Climate, Local Resources, Infrastructure and Physiography” are described in Pearson and Rennie (2008) and Collins, Moore and Scott (2010). Information from both reports is reproduced below.

ACCESSIBILITY

The El Peñón Mine is accessed by a paved road approximately 165 km southeast of Antofagasta. Travel time from Antofagasta is approximately 2.5 hours. Antofagasta is the principal source of supplies for the mine. It is a port city with a population of 380,000 and daily air service to Santiago.

CLIMATE

The climate in the Atacama is renowned as among the most arid in the world with a mean annual precipitation in most areas of virtually zero. Temperatures in the area close to the mine can range from -5°C to +30°C. Climate does not represent a problem for mining operations which can be carried out during the whole year.

LOCAL RESOURCES

There are no significant population centers or infrastructure in the immediate vicinity of the El Peñón Mine. The city of Antofagasta is the main source of supply for the mine. It is a port city with a population of approximately 380,000 inhabitants which hosts a variety of commercial establishments, hotels, restaurants, retailers, service suppliers, high schools, and universities as well as hospitals and health clinics. The city also hosts a large number of manufacturers and suppliers who serve the mining industry.

Skilled personnel can be easily sourced from Antofagasta or other cities of the region and country, where mining is the main economic activity.

5-1

INFRASTRUCTURE

Currently, the major assets and facilities associated with the mining operations are:

•                       The underground and open pit mines with production of approximately 3,000 tpd from several mineralized structures.

•                       The plant site including administrative offices complex and associated facilities, the open pits, which are currently not in production, and underground mine workings, and associated facilities, the mill and associated facilities such as laboratories, stockpiles, waste dumps, coarse ore storage, workshops, warehouses and dry facilities.

•                       Camp site to house workers.

•                       Facilities providing basic infrastructure to the mine, including: access roads, electric power distribution system, water treatment and supply and sewage treatment.

•                       Underground infrastructure including portals, access ramps, ventilation raises, maintenance shops and mobile fleet equipment.

•                       Access by highway and gravel roads to the surrounding area including the national road infrastructure.

•                       Power is supplied to the mine site via the national power grid. Auxiliary or backup power from generators is also available with a current 10 MW of power capacity on site.

PHYSIOGRAPHY

The mine is located in the Atacama Desert region of Chile at an elevation of approximately 1,800 MASL. Relief in the area is modest, with widely dispersed hills and peaks separated by broad open valleys. There is little to no vegetation or wildlife in the area around the mine, and the principal land use is mining.

5-2

6 HISTORY

The “History” of El Peñón has been described in Pearson and Rennie (2008) and Collins, Moore and Scott (2010). Information from both reports is reproduced below.

The discovery of El Peñón was the result of successful grassroots exploration carried out by Meridian geologists through the early 1990s. Regional exploration focusing on Early to Mid-Eocene volcanic belts in northern Chile led to the acquisition of the El Peñón property in 1993. Trenching carried out that year, followed by a 13-hole drilling program, discovered significant gold-silver mineralization. The next year, the first hole of a follow-up program intersected 100 m grading 10.9 g/t Au and 123.4 g/t Ag in what eventually became the Quebrada Orito deposit.

In July 1998, Meridian made the decision to place the property in production, and construction on a 2,000 tpd mine and mill facility commenced later that same year. Production began in September 1999, ramping up to full capacity by January 2000 and has continued to the present day.

PAST PRODUCTION

Since September 1999, the operation has run continually at design and increased capacity, treating both open pit and underground ore. As of December 31, 2017, the mine has produced approximately 18,053,200 tonnes of ore grading 8.94 g/t Au and 234.99 g/t Ag, as shown in Table 6-1.

6-1

TABLE 6-1 HISTORICAL PRODUCTION TO DECEMBER 31, 2017
Yamana Gold Inc. – El Peñón Property

Year	Tonnes	Au Grade (g/t)	Ag Grade (g/t)
1999	369,290	13.96	215.08
2000	640,045	14.71	215.43
2001	707,199	18.92	300.08
2002	582,478	17.89	270.94
2003	542,616	16.40	247.50
2004	568,170	13.90	222.04
2005	734,372	12.35	236.69
2006	861,224	8.71	230.00
2007	968,159	8.17	291.45
2008	1,044,176	6.91	298.70
2009	1,391,486	5.82	289.22
2010	1,413,459	6.23	264.72
2011	1,149,472	8.19	276.07
2012	1,192,495	7.38	220.47
2013	1,219,542	9.19	213.82
2014	1,252,689	7.51	192.07
2015	1,072,009	6.02	179.98
2016	1,303,154	5.50	171.07
2017	1,041,199	5.05	148.33
Total	18,053,234	8.94	234.99

6-2

7 GEOLOGICAL SETTING AND MINERALIZATION

The “Geological Setting and Mineralization” of El Peñón has been stated in Pearson and Rennie (2008) and Collins, Moore and Scott (2010). Information from both reports is reproduced below.

REGIONAL GEOLOGY

The El Peñón Mine is located in the Central Depression of the Atacama Desert. The region is underlain by Late Cretaceous to Early Eocene magmatic arc rocks, known as the Paleocene belt (Figure 7-1). Rocks in the region consist of basaltic to rhyolitic lavas and tuffs, subvolcanic porphyritic intrusions, and granitoid stocks, which extend from southern Peru to central Chile. This belt is host to many epithermal deposits and subvolcanic porphyry systems.

Late Cretaceous volcanic rocks comprise calc-alkaline magmatic arc rocks deposited in narrow fault-bound extensional basins (84 Ma to 65 Ma). The margins of the basins are intruded by dioritic to monzonitic plutons. Compressive tectonism from 65 Ma to 62 Ma resulted in the inversion of the Late Cretaceous basins, uplift and erosion of Late Cretaceous plutonic rocks to the west of the basin, and syntectonic magmatism along the basin-bounding faults. Volcanic rocks continued to accumulate through the rest of the Cretaceous in new northeast-trending trans-tensional basins partially controlled by reactivation of basin-bounding faults.

Volcanism continued to the middle Eocene. Subvolcanic domes and sills were emplaced and the mineralization at El Peñón occurred. Eocene volcanic rocks consist of rhyolitic dome complexes and mafic andesites and basalts.

7-1

Choquelimpie
N
PALEOCENE VOLCANIC BELT
San Cristóbal
ANTOFAGASTA
EL PEÑÓN
El Guanaco
El Huesco, Manto de la Falda
La Coipa
Pascua RMarte-Lobo
Pascua El Indio
Andacollo
El Bronce
Santiago
0 100 200 300 400 500
Kilometres
BOLIVIA
Santiago
PACIFIC OCEAN
ARGENTINA

Figure 7-1

Yamana Gold Inc.

El Peñón Mine

Antofagasta Region (II), Chile

Paleocene Volcanic Belt

March 2018

Source: Yamana Gold Inc., 2010.

7-2

Deformation occurred in the mid- to late Eocene with uplift of the Precordillera triggering copper porphyry emplacement to the east. Low angle offset of the El Peñón vein system occurred during this period.

LOCAL GEOLOGY

The main district geological units are described as follows:

•                                Aeropuerto Formation (Lower Cretaceous)

Fluvial sandstones, breccias with coarse sediments, conglomerates, and volcaniclastic breccias

•                                Quebrada Mala Formation (Upper Cretaceous)

Fluvial and lacustrine sands and silts, andesitic to basaltic lavas and breccias, rhyolitic to dacitic ignimbrites

•                                Augusta Victoria Formation (Upper Cretaceous)

Sanidine-biotite rhyolite ignimbrites, fluvial sandstones, and trachytic lavas

•                                Paleocene to Eocene volcanic and subvolcanic units

Dacite lavas or domes, andesite flows rhyodacitic ignimbrites, volcanoclastic breccias, intercalated fluvial sediments, late rhyolite, dacite domes, feeders and hypabyssal intrusions

•                                Cretaceous to Eocene intrusives

•                                Diorite and monzonite stocks

Figure 7-2A illustrates the local geology and the geological legend is shown in Figure 7-2B.

7-3

N
0
5
10
15
20
Kilometres

Figure 7-2A

Yamana Gold Inc.

El Peñón Mine

Antofagasta Region (II), Chile

Local Geology

Refer to Figure 7-2B for Geological Legend.

March 2018

Source: Yamana Gold Inc., 2010.

7-4

CENOZOIC
MESOZOIC
PALEOZOIC
NEOGENE
PALEOGENE
CRETACEOUS
JURASSIC
TRIASSIC
PERMIAN
CARBONIFEROUS
LATE
EARLY
PLIOCENE-HOLOCENE
MIOCENE
EOCENE
MIDDLE
LOWER
PALEOCENE
UPPER
STRATIFIED UNITS
PlQa Pliocene to Quaternary Alluvial Deposits
PlQn Pliocene to Quaternary Nitrate Deposits
Mga Atacama Gravels (Miocene 17 to 9.3 Ma)
Emv Middle Eocene Volcanics (ca 46 Ma)
Eiv Lower Eocene Volcanic Units
Eidr Lower Eocene Rhyolitic Dome and Feeders (53-50 Ma)
Eidrd Lower Eocene Rhyodacitic Dome and Feeders (53-50 Ma)
Psdd Upper Paleocene to Lower Eocene Dacitic Dome and Feeders (57-54 Ma)
Psdrd Upper Paleocene Rhyodacite Dome and Feeders (60-54 Ma)
Psdr Upper Paleocene to Lower EoceneRhyolite Domes, Feeders and Hypabyssal Intrusions (57-54 Ma)
Psbr Upper Paleocene to Lower Eocene Rhyolitic Breccias (possible diatreme facies)
Psv Upper Paleocene Volcanic Units (60-55 Ma)
Piv Upper Paleocene Volcanic Units (65-60 Ma)
Ksav Augusta Victoria Formation (Campanian to Maastrichtian)
Ksqm Quebrada Mala Formation (Campanian to Maastrichtian)
Kct Cerro Trapecio Strata (informal unit; Late Lower Cretaceous)
Kia Aeropuerto Formation (Neocomian)
Kisa Santa Ana Formation (Kimmeridgian to Neocomian)
JKln La Negra Formation (Jurassic to Lower Cretaceous)
Jod Cerro Dominador Strata (informal unit; Lower Jurassic)
Jp Profeta Formation (Jurassic Marine Member)
Trad Agua Dulce Formation (Upper Triassic)
Trp Profeta Formation (Triassic Marine Member)
Trdr Fine Fluidal Rhyolite Domes
Pzca Cerro El Arbol Formation (Permian)
Pzlt La Tabla Formation (Carboniferous)
INTRUSIVE UNITS
Emh Middle Eocene Hypabyssal Intrusions (45-42 Ma)
Emg Middle Eocene Porphyritic Monzonites and Monzodiorites of the La Mula Complex (45-43 Ma)
Eih Lower Eocene Hypabyssal Intrusions (48-46 Ma)
Eig Lower Eocene Diorites and Monzodiorites of the La Mula Complex (50-48 Ma)
Psh Upper Paleocene Hypabyssal Intrusions
Psa "Angelina-type" Porphyries (59-57 Ma)
Psg Paleocene Syenogranite, West of Anillo Complex
Pih Lower Paleocene Hypabyssal Intrusions
Ksg Late Cretaceous Gabbros, Diorites and Quartz Monzodiorites (68-65 Ma)
Kh Early Upper Cretaceous Hypabyssal Intrusions
Kpo Late Lower Cretaceous Coarse Pyroxene Andesite Porphyries ("ocoites")
Jsg Late Jurassic Granodiorite Porphyries of the Precordillera
SYMBOLOGY
Faults
Observed Fault
Inferred Fault
Covered Fault
Normal Fault
Reverse Fault
Strike Slip Fault
Folds
Anticline Folds
Syncline Folds
Vein
Invertebrate Fossil Locality
Geochronology
K-Ar Biotite
K-Ar Amphibole
K-Ar Adularia
K-Ar Sericite
K-Ar Alunite
K-Ar Whole Rock
Ar/Ar Biotite
Ar/Ar Amphibole
Ar/Ar Plagioclase
Ar/Ar Sanidine
Ar/Ar Adularia
Ar/Ar Sericite
Ar/Ar Alunite
Ar/Ar Groundmass
U/Pb Zircon
min: Minimum age
max: Maximum age
sub: Subterranean sample
Alteration Zones
Argillic alteration with sulphates
Phyllic alteration
Potassic alteration
Argillic alteration with carbonates
Silica cap and silicified breccias with alunite
Silicification
Silica-carbonate alteration
Skarn
References:
1 New age related to present project, Central Depression Project and FONDECYT (Gloria Arancibia)
2 Sample analysed by SERNA GEO MIN for J.I. Zuluaga
3 Marinovic et al., 1992
4 Rojas, 1994
5 Puig et al., 1988
6 Perez, 1999

Figure 7-2B

Yamana Gold Inc.

El Peñón Mine

Antofagasta Region (II), Chile

Geological Legend

March 2018

Source: Yamana Gold Inc., 2010.

7-5

PROPERTY GEOLOGY

Surface exposures at El Peñón are rare, and much of the mapping for the area is based on float. The property is underlain by mostly Late Cretaceous to Early Eocene pyroclastic flows, lavas, volcaniclastic breccias and tuffs of basalt to rhyolite composition. Several thin Early Cretaceous rhyolite tuff and dacite to andesite flow layers occur in the northern part of the property. These rocks are intruded by Late Cretaceous diorite and monzodiorite stocks and dacite domes.

The mineralization at El Peñón is hosted by near-horizontal to gently dipping Eocene to Paleocene basaltic to rhyolitic volcanic rocks. The stratigraphic sequence consists of a lower sequence of volcanic breccia and andesitic to basaltic flows, overlain by rhyolitic to dacitic pyroclastic rocks, dacitic to andesitic flows, and volcanic breccia. Rhyolitic intrusives, domes, and associated flows are intercalated with earlier volcanic units.

STRUCTURE

The distribution of Cretaceous and Eocene volcanic rocks is controlled by graben structures bounded by north-northeast-trending faults. These are steeply dipping regional-scale structures with displacements in the order of hundreds of metres. The principal direction for late dikes and many of the highest grade mineralized faults is parallel to the bounding faults. Mineralized faults dip steeply eastward on the east side of the property and westward on the west side, in a fashion implying a horst/graben extensional structure (Figure 7-3). Most of the mining takes place along north-trending veins (dipping 75° to 85° W or 55° to 80° E). A relatively minor amount of production has also taken place along northeast-striking structures (N45°-50°E/65°W). Flat-lying faults (N40°-50°E/20°SE) displace the veins in places.

7-6

B
Cerro Martillo
Martillo Flats
B'
500 metres
A
Quebrada Orito
El Valle
Quebrada Colorada
A'
5 g/t ore body
Colluvium
Flow banded rhyolite
Spherulitic rhyolite
Rhyolitic to dacitic tuff
Dacite flows
N
Martillo Flats
Cerro Martillo
B
B'
El Valle
Vista Norte
Quebrada Colorada
A
A'
Quebrada Orito
Faults
5 g/t ore bodies
Andesite dikes
Dacite flows
Rhyolite flows
Felsic tuffs
1 Kilometre

Figure 7-3

Yamana Gold Inc.

March 2018

Source: Yamana Gold Inc., 2017.

7-7

MINERALIZATION

The El Peñón deposit comprises many individual tabular, steeply dipping zones or shoots that are amenable to mining by both underground and surface methods. Vein widths range from decimetre-scale to over 20 m. Individual mineralized shoots measure from less than one kilometre to four kilometres in strike length, and up to 350 m in the down-dip direction. Gold grades range up to hundreds of grams per tonne but are more typically less than 30 g/t. Silver grades are in the order of hundreds to thousands of grams per tonne.

There are 22 main vein zones and many subsidiary veins in nine vein systems that have previously supported, support currently, or are planned to support surface and underground mining operations. The veins strike predominantly north-south and dip steeply to the east and west. North-northeast to northeast-striking fault zones are also host to mineralized zones, however, the relative proportion of the overall deposit is small. The principal mineralized veins are Abundancia/Paloma, Angosta, Al Este, Bonanza, Borde Oeste, Cerro Martillo/Dorada, Dominador, El Valle/Discovery Wash, Esmeralda/Esperanza, Fortuna, Laguna, Martillo Flats, PAV, Pampa Campamento, Playa, Providencia, Quebrada Colorada, Quebrada Orito, Sorpresa, Ventura, Veta North-West and Vista Norte.

Gold and silver mineralization consists of disseminated electrum, acanthite, native gold, native silver, silver sulphosalts, and silver halides occurring in a gangue of predominantly quartz, adularia, carbonate, and clay. Electrum is the most common form of precious metals in the deposit and occurs as micron- to millimetre-size subrounded and irregular grains. Two phases of electrum are present: a primary phase, which contains approximately 55% Au to 65% Au, and a secondary phase, which has resulted from supergene processes that have remobilized silver, and which typically consists of over 95% Au.

Sulphide minerals are relatively rare (except at the northeast area of the El Peñón Block). This may be due to oxidation, or to an initial low overall abundance such as would occur in a low sulphidation environment. Fe- and Mn-oxyhydroxides are common with only trace occurrences of relict sulphides. In order of abundance, trace amounts of pyrite, galena, sphalerite, chalcocite and covellite can be present. Gangue minerals comprise fracture and breccia-filling and replacement quartz, adularia, carbonates and clay minerals. Vein textures often display crustiform textures, although the highest grade Au-Ag mineralization is reported to be associated with massive banded quartz-adularia. Gangue minerals occur as open space filling as well as replacements of primary host rock mineral phases.

7-8

Age dating of adularia from the veins at El Peñón suggests that mineralization took place at around 52 Ma to 53 Ma (Early Eocene). Two mineralization and alteration events have been defined from fluid inclusion studies. The principal mineralization event resulted from circulation of neutral, reduced fluids. It resulted in replacement of host-rock phenocrysts and groundmass by quartz, adularia, albite, carbonate, clays, calcite and chlorite, as well as quartz-adularia flooding and breccia-filling in the vicinity of the veins. Another, more widespread, alteration process was derived from acidic, oxidized hydrothermal solutions. This event resulted in the formation of lithocaps of quartz-alunite alteration and quartz-alunite breccia-filling, with minor copper and silver, and little or no gold.

7-9

8 DEPOSIT TYPES

The “Deposit Types” of El Peñón has been stated in Pearson and Rennie (2008) and Collins, Moore and Scott (2010). Information from both reports is reproduced below.

The deposits at El Peñón are low to intermediate epithermal gold-silver deposits, hosted in steeply dipping fault-controlled veins following rhyolite dome emplacement. Gold and silver mineralization comprises disseminations of electrum, native gold and silver, acanthite, silver sulphosalts and halides, plus accessory pyrite occurring with quartz, adularia, carbonates, and clay minerals. These minerals were deposited from boiling of low salinity fluids circulating in a hydrothermal system driven by the Eocene to Paleocene magmatism. Late stage oxidation has occurred to a depth of 400 m below surface.

8-1

9 EXPLORATION

Regional exploration carried out by Meridian, focusing on Early to Mid-Eocene volcanic belts in northern Chile led to the acquisition of the El Peñón property in 1993. Trenching carried out that year, followed by a 13-hole drilling program, discovered significant gold-silver mineralization. The next year, the first hole of a follow-up program intersected 100 m grading 10.9 g/t Au and 123.4 g/t Ag in what eventually became the Quebrada Orito deposit.

Exploration has been successful in expanding the footprint of mineralization at site through programs of geologic mapping, geochemistry, geophysics, and abundant surface and underground drilling within the northeast trend, starting at the El Peñón area, with Quebrada Orito in the southwest and ending with Angosta in the northeast. Exploration has also been successful at the Fortuna and PAV areas located to the southwest and to the north of El Peñón, respectively. Geophysical anomalies and positive drill intersections remain to be followed up in all areas.

Exploration work completed to date has defined 22 main mineralized zones and subsidiary veins, within ten geological trends. The main trends are illustrated in Figure 9-1.

9-1

N
1
2
3
4
5
6
7
8
0
500
1000
1500
2000
Metres

Legend:

1 *Quebranda Colorada*
2 *Conexión Dorada - Martillo*
3 *Martillo CS - Dora*
4 *Conexión Martillo - Aleste*
5 *Providencia - Dorada Sur*
6 *Orito W*
7 *Bloque Norte (Bon-Abu-Pal)*
8 *Bloque Norte (Ventura)*
Proyectos Rajo Orito - El Valle-Discovery Wash Project

Figure 9-1

Yamana Gold Inc.

El Peñón Mine
Antofagasta Region (II), Chile
Resource Development

March 2018 **Source: *Yamana Gold Inc., 2010.***

9-2

GRIDS AND SURVEYS

All surveying has been completed using the PSAD 1956 19S coordinate system.

PETROLOGY, MINERALOGY AND RESEARCH STUDIES

A number of geologic, petrographic and mineralogical studies have been done during the exploration and operation stages of the project. The main research studies done at El Peñón between 1999 and 2017 are as follows:

•                       Pérez, M. (1999): Alteración Hidrotermal en el Depósito Epitermal de Au-Ag El Peñón, II Región Antofagasta. Memoria para optar al título de Geólogo. Universidad de Chile, Santiago, Chile, 109 p.

•                       Robbins, C.H. (2000): Geology of El Peñón gold-silver Deposit, northern Chile: The Great Basin and beyond, geological Society of Nevada, Symposium, Reno 2000, Proceedings, pp. 249-264.

•                       Warren, I.; Zuluaga, J.; Robbins, C.H.; Wulftange, W. & Simmons, S. (2004): Geology and Geochemistry of Epithermal Au-Ag Mineralization in the El Peñón District, Northern Chile. Society of Economic Geologists, Special Publication 11, pp. 113-139.

•                       Zuluaga, J.I. (2004): Geología y Mineralización del Distrito El Peñón, Segunda Región de Antofagasta, Chile. Tesis de Magíster en Geología Económica, Universidad Católica del Norte, Antofagasta, Chile, 150 p.

•                       Warren, I. (2005): Geology, Geochemistry and Ore of the El Peñón Epithermal Au-Ag Deposit, Northern Chile: Characteristics of a bonanza-grade deposit and techniques for exploration. PhD Thesis — Geology, University of Auckland.

•                       Cornejo, P.; Mpodozis, C.; Rivera, O. & Matthews, S.J. (2006): Carta Exploradora, Regiones de Antofagasta y Atacama. Servicio Nacional de Geología y Minería (SERNAGEOMIN), Santiago, Chile, Carta Geológica de Chile, Serie Geológica Básica, 1:100.000.

•                       Donoso, F. (2012): Caracterización Mineralógica de las vetas Bonanza-Aleste y sus implicancias geometalúrgicas, Mina El Peñón, Región de Antofagasta, Memoria para optar al título de Geólogo, Universidad Católica del Norte, Antofagasta, Chile.

•                       Órdenes, J. (2014): Influencia de la Mineralogía de la veta Bonanza en el Procesos Hidrometalúrgico de Lixiviación de Au y Ag, Yacimiento El Peñón, Chile. Tesis para optar al grado de Magíster en Geometalurgia. Universidad Católica del Norte, Antofagasta, Chile, 168 p.

GEOPHYSICS

The geophysical studies completed by different geophysical survey companies in the El Peñón district from 2001 to 2017 are as follows:

•                       (2001) Transient Electromagnetic (TEM) Surveys.

9-3

•                       (2002) Controlled Source Audio-frequency Magnetotelluric (CSAMT).

•                       (2003) Gravity survey at the El Peñón area.

•                       (2004) Very Low Frequency Electromagnetics.

•                       (2005) Aeromagnetic and Radiometric Survey for the El Peñón and Amancaya areas.

•                       (2007) Gravity survey.

•                       (2010) Controlled Source Audi-frequency Magnetotelluric (CSAMT).

•                       (2010) Review of the geophysical surveys of the El Peñón Mine and surrounding projects.

•                       (2011) Controlled Source Audio-frequency Magnetotelluric (CSAMT) performed in the PAV area.

•                       (2014) Aeromagnetic and gravity data.

•                       (2014) Ground magnetics for PAV.

•                       (2016) Controlled Source Audio-frequency Magnetotelluric (CSAMT) for the southern and central areas of El Peñón.

GEOCHEMISTRY

•                  (2001) El Peñón soil geochemistry by Minera Meridian Limitada, Luis González.

•                  (2002) Trace elements distribution by Minera Meridian Limitada, Luis González.

•                  (2002) El Peñón soil geochemistry by Minera Meridian Limitada, Claudio Lucero.

•                  (2004) El Peñón surface geochemistry by Minera Meridian Limitada, Guido Rojas.

•                       (2004) El Peñón surface geochemistry by Minera Meridian Limitada, José Iván Zuluaga.

•                       (2005) El Peñón surface geochemistry sampling carried out by Ian Warren, University of Auckland.

•                       (2007) Geology, geochemistry and genesis of the El Peñón epithermal Au-Ag Deposit: Characteristics of a bonanza-grade deposit and techniques for exploration, Ian Warren, University of Auckland.

•                       (2013) Surface geochemistry and ICP data base analysis, internal report by Chuck Robins, independent consultant.

•                       (2016) Surface geochemistry and ICP data base analysis by Brian Townley (PhD), Universidad de Chile.

TRENCHING

The construction of trenches at El Peñón has been carried out according to geological criteria, in order to generate future exploration targets. Throughout the history of El Peñón, several

9-4

trenches have been sampled to obtain geological information to justify subsequent drilling campaigns.

The main areas where trenching has been done are Quebrada Orito and Quebrada Colorada (in the early stages of the project) and recently El Valle, PAV, Laguna, and Fortuna.

2018 TO 2020 EXPLORATION PROGRAM

Exploration drilling for the next three years is divided into three categories: Infill, Local, and District. Infill drilling is designed to replace production by upgrading and extending known resources with a combined reverse circulation (RC) and diamond drilling methodology (ratio of approximately 70% RC and 30% diamond drilling). Local exploration drilling is targeted at upgrading of Inferred Resources and transformation of geological potential zones to Inferred Resources. District exploration is meant to test extension of known areas of mineralization to discover new primary structures.

The amount of drilling proposed is based on the past success rate of adding resources at El Peñón. Infill targets in 2018 include Bonanza, Dorada, El Valle, Laguna, Providencia, Quebrada Colorada and Quebrada Orito. Local targets proposed for 2018 include Borde Oeste, Fortuna Este, and PAV. District targets proposed for 2018 include Angosta, Augusta Victoria Oeste, Chiquilla Chica, Cucaracha, Lagarto, Laguna-Fortuna, and Poligrama (Figure 9-2).

A total of 177,000 m of drilling is planned for 2018 to 2020 at a budgeted cost of US$36,000,000. Yamana considers allocating additional discretionary exploration funding based on results. Considering the ongoing successes at El Peñón, RPA concurs with this proposed exploration program and recommends that it be carried out as defined.

9-5

N

Legend:

1 *Core Mine - Peñón*
2 *Chiquilla Chica - Cerro Monono*
3 *Poligrama*
4 *Borde Norte*
5 *Angosta*
6 *Laguna - Fortuna*
7 *Pan de Azúcar*
8 *Lagarto*
★ *Gold Project*
★ *Silver Project*

0 2 4 6 8 10
Kilometres

Figure 9-2

Yamana Gold Inc.

El Peñón Mine
Antofagasta Region (II), Chile
Exploration Targets 2018

March 2018 ***Source: Yamana Gold Inc., 2010.***

9-6

10 DRILLING

Systematic testing of the gold-bearing zones was started by Meridian in 1993 and continues to the present. To the end of December 2017, approximately 2,998,519 m of drilling has been completed at El Peñón in the Fortuna, El Peñón, and PAV blocks (Table 10-1). This includes 112,115 m completed in 2017 (29,240 m exploration and 82,875 m infill drilling), with intersections at Aleste SS, Dorada FW West, El Valle W, Esmeralda NE, Martillo Centro Sur, Paloma, Pampa Campamento, Ventura, and Victoria. Figures 10-1 and 10-2 illustrate a drill plan and drill section, respectively.

TABLE 10-1 DRILL SUMMARY
Yamana Gold Inc. – El Peñón Mine

Year	Exploration (m)	Infill (m)	Total (m)
1993	2,507	0	2,507
1994	16,606	0	16,606
1995	51,451	0	51,451
1996	48,370	0	48,370
1997	85,248	0	85,248
1998	73,941	0	73,941
1999	58,561	48,325	106,886
2000	49,388	134,994	184,382
2001	101,440	80,905	182,345
2002	84,753	56,573	141,326
2003	87,581	39,072	126,653
2004	99,674	58,498	158,172
2005	107,443	52,851	160,294
2006	72,526	107,887	180,413
2007	113,507	70,534	184,041
2008	66,917	65,911	132,828
2009	93,690	22,592	116,282
2010	69,470	77,724	147,194
2011	78,746	49,919	128,665
2012	65,401	57,937	123,338
2013	70,323	26,440	96,763
2014	68,582	57,262	125,844
2015	40,950	105,807	146,757
2016	95,701	70,397	166,098
2017	29,240	82,875	112,115
TOTAL	1,732,016	1,266,503	2,998,519

10-1

N
7310000 N
7305000 N
7300000 N
7295000 N
440000 E
445000 E
450000 E
455000 E
0 1 2 3 4 5
Kilometres

Figure 10-1

Yamana Gold Inc.

El Peñón Mine

Antofagasta Region (II), Chile

Drill Plan

March 2018

Source: Yamana Gold Inc., 2017.

10-2

1750 L
1700 L
1650 L
N
449850 E
Legend:
< 0.10
0.10 -0.25
0.25 -0.50
0.50 -1.0
1.0 -2.5
2.5 -5.0
5.0 -10.0
> 10.0
0 10 20 30 40 50
Metres
March 2018
Source: RPA., 2018.
Figure 10-2
Yamana Gold Inc.
El Peñón Mine
Antofagasta Region (II), Chile
Drill Section, Caseron 505

10-3

Yamana continually conducts exploration work in order to develop drill targets to replace reserves. Drilling is carried out on a nominal 60 m x 60 m pattern, with infill holes drilled on a 30 m x 30 m pattern. Preliminary Mineral Resource estimates are made using the drill information. Later, the estimates are refined using chip sample assays collected from the underground development. Underground definition drilling is completed on a 30 m x 30 m spacing where required and short test holes are drilled from underground to locate veins and parallel structures and to assist mining and grade control.

Surface drilling is mostly RC, with at least one diamond drill hole per 30 m section. Often, holes are collared with RC equipment until the hole is almost in the zone, and then changed over to diamond core. Some are cored for the entire length. Core size is HQ (63.5 mm core diameter), sometimes reduced to NQ (47.6 mm core diameter). RC holes are drilled with 146 mm diameter equipment, which produces a hole approximately 152 mm in diameter.

The procedures used during drilling programs are as follows:

•                       The collar locations of all drill holes are surveyed and marked by El Peñón crews.

•                       A multi-shot instrument is used to provide control information on the directional deviation (both azimuth and inclination) of each hole drilled from underground. A gyro survey instrument is used to provide control information on the directional deviation of each hole drilled from surface.

•                       Lithologic logging is done on drill core and RC chips and geotechnical observations are made by company geologists and technicians. All information is recorded on digital tablets using commercial software and depicts all downhole data including assay values. This includes recording the following items as appropriate for the drilling method:

•                       Drill type

•                       Collar coordinates

•                       Core diameter

•                       Downhole inclination

•                       Percent core recovery record

•                       Rock Quality Designation (RQD) measurements

•                       Lithologic contacts

•                       Descriptive geology

•                       Core angles

•                       Intensity of various alteration types

•                       Structural features, such as foliation, fracture and brecciated zones

•                       Recording of mineralization, e.g., quartz type, sulphide content

•                       Maintaining a photographic record of the core with a digital camera

10-4

Drill core recoveries are generally good (>95%) but are moderately lower at the Quebrada Orito and El Valle veins (>85%). The lower core recovery in those veins, however, does not have significant impact on the quality of the samples.

Collars of surface drill holes are preserved by a PVC casing. A wooden stake with metal plates, on which the code, azimuth, dip and other relevant information of the drill hole(s) is recorded, is placed close to each collar.

RPA is of the opinion that the logging and recording procedures are comparable to industry standards.

The drill contractor used on the mine property during 2016 and 2017 is AK Drilling International.

10-5

11 SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLING

Samples are collected by surface and underground drilling and by panel sampling of mine headings. Surface drilling is typically carried out to trace the structures and estimate Mineral Resources. Mine sampling comprises both definition diamond drilling as well as sampling of development headings for grade control. The exploration samples consist of RC cuttings and half-core splits of diamond drill core. The mine samples are drift face panel samples and whole drill core.

Exploration RC samples are taken at two-metre intervals outside and one-metre intervals inside a mineralized zone. The drillers take two samples from every interval splitting the cuttings with a riffle-type sampler. Samples are placed in plastic bags and transported to the sample preparation facility. One sample is kept for reference and the other is prepared for analysis. Specimens are also collected in chip trays for logging.

Surface drill core and RC chips are delivered to the logging and sampling facility located near the mill/office complex. Core and RC chips are logged and marked for sampling by the geologist. Sampling technicians photograph the intact core, split the core samples and RC chip samples, place them in plastic bags, and deliver them to the sample preparation facility.

Mine drill hole samples are collected in the same fashion as exploration holes, except that they are delivered to the mine site laboratory.

Each underground drift face is mapped and sampled by the grade technicians. Samples comprise chips taken from panels measuring approximately one metre high and a maximum of one metre wide. Minimum sample widths are 30 cm in the vein and 50 cm in the waste. Boundaries to the sampled areas are placed at vein contacts and major structures. The sample sizes are constrained to between five kilograms and nine kilograms.

The geological technicians measure the distance and direction from the nearest survey station to the sampled interval. The samples for each face are rendered as linear strings of samples in a fashion similar to drill holes (pseudo-drill holes). The “collar” of the drill hole is the left-

11-1

hand end of the sample string. The “azimuth” is approximated as the direction parallel to the drift face. Sample lengths are projected to the face onto a linear trace of the pseudo-drill hole to account for irregularities or curvature of the face.

In RPA’s opinion, the sampling protocols match industry standards and are appropriate for the style of mineralization at El Peñón. Other than minor intermixing of RC material during drilling, there are no sample quality or recovery problems that could materially impact the reliability of the sampling process.

SAMPLE PREPARATION AND ANALYSIS

El Peñón uses Geo Assay Group (Geo Assay), located in Antofagasta, as the primary laboratory and Intertek Minerals (Intertek) located in Copiapó, as secondary laboratory for all assaying of the surface and underground exploration and infill drilling. Both laboratories are independent of Yamana. Pulp samples are sent for analysis in sealed batches by truck/air. The internal laboratory at El Peñón handles all production samples from the mine, and samples taken at the plant. The internal laboratory results are checked and validated with Geo Assay and Intertek (ISO/IEC 17025).

Sample security is considered adequate since all samples are collected and prepared in secure sites and transported by Yamana personnel and/or selected contractors.

Geo Assay, Intertek, and the mine laboratory (ISO/IEC 17025-2005 for doré analysis) use the same preparation protocol, which is summarized below:

•                  Samples are received and dried two hours at 105°C.

•                  Jaw crushing to -6 mm (1/4”).

•                  Boyd crushing and screening; recycling until 80% -2 mm (10#).

•                  Rotary splitting to 1,000 g.

•                  LM2 pulverization to 95% -140#.

•                  Manually split with small scoop to 250 g.

Samples submitted to external laboratories are assayed by fire assay with atomic absorption finish. If gold or silver grades are higher than 5 g/t or 250 g/t respectively, assaying is repeated with a gravity finish. If RC duplicates show large differences, a screen fire assay is made.

11-2

At the internal laboratory, standard fire assaying with a gravity finish is used. The charge for fire assaying is 50 g. Silver is parted using nitric acid.

RPA is of the opinion that the sample preparation, sample security, and assay procedures used for the drill samples are in keeping with industry standards.

QUALITY CONTROL AND QUALITY ASSURANCE

Quality assurance (QA) consists of evidence to demonstrate that the assay data has precision and accuracy within generally accepted limits for the sampling and analytical method(s) used in order to have confidence in a resource estimate. Quality control (QC) consists of procedures used to ensure that an adequate level of quality is maintained in the process of collecting, preparing, and assaying the exploration drilling samples. Generally, QA/QC programs are designed to prevent or detect contamination and allow assaying (analytical), precision (repeatability), and accuracy to be quantified. In addition, a QA/QC program can disclose the overall sampling-assaying variability of the sampling method itself.

QA/QC PROTOCOLS

Yamana has designed and implemented a QA/QC program with action items, including re-assaying of entire batches, in the event that blank or Certified Reference Material (CRM) samples returned assay values outside predefined limits of acceptability.

EXPLORATION AND INFILL DRILLING

Exploration samples are controlled by the quality control department, who supervises the traceability of the samples. The controlled stages are:

•                  Sampling

•                  Sample shipments, sample preparation and chemical analyses carried out at the external laboratories

•                  Results validation:

•                  Reception of results

•                  Verification of controls

•                  Information entry to the Fusion Database System

•                  Final approval and report which is sent to the geology department

Sampling procedures are controlled by inspection at the drills. Control samples for preparation and analysis are inserted by geologists with a frequency which is defined by geological criteria, based on mapping results. The following controls are currently used:

11-3

•                  Gold and silver CRMs to control accuracy.

•                  Sterile (barren rock) samples to control contamination at the sample preparation stage.

•                  Blank samples to control contamination at the analysis stage.

•                  Field, preparation and pulp duplicates, which are inserted every 40 samples to control precision.

•                  Additionally, 5% of the pulps with grades greater than one gram per tonne gold equivalent (AuEq) are checked by the secondary laboratory.

MINE FACE SAMPLES

Underground channel samples taken at faces are put in plastic bags and sent to the internal laboratory of the mine. Generally, a standard, a blank sample, and a sterile (barren rock) sample are inserted for one sampled face per day (under normal operating conditions 20 to 24 faces are sampled daily). The use of field duplicates for underground face samples has been discontinued. The insertion of these controls is supervised by the production geology department.

MINE LABORATORY

The laboratory of the mine carries out an internal QA/QC program. The samples are ordered at the reception desk in sequence. During this procedure, a check is done to compare and verify if the sample tickets correspond to the report attached with the sampling date and other relevant data to ensure the traceability. The sample codes are read to the Laboratory Information Management System (LIMS) prior to continuing to the preparation stage. The internal controls insertion frequency is programed in the LIMS in order to insert the following controls:

•                  Granulometric checks (10#) for 5% of the samples.

•                  Granulometric checks (140#) for 5% of the samples.

•                  A sterile quartz (2 in. to 3 in. in size) sample is inserted every 20 samples in order to control contamination at the preparation stage.

•                  A preparation duplicate is inserted every 20 samples.

•                  An analysis duplicate is carried out every ten samples.

•                  CRMs are used to validate internal accuracy control.

11-4

Fifty pulps per month are sent to Geo Assay and Intertek for additional external checks. As well, the internal laboratory is constantly reviewed by the Yamana corporate QA/QC department through the control of the quality control results and round robins with other Yamana laboratories.

RPA has examined the QA/QC results for 2014, 2015, 2016, and 2017 for the various sample streams at El Peñón. In 2014 and 2015, samples were analyzed at Acme Analytical Laboratories Ltd. (Acme) (ISO 17025:2005) with secondary samples submitted to SGS Laboratories (ISO 9001: 2008). In 2016, samples were analysed at Geo Assay with secondary samples submitted to SGS Laboratories (ISO 9001: 2008). Secondary samples were shipped to Intertek in 2017.

CERTIFIED REFERENCE MATERIALS

All the CRMs were made with El Peñón materials and prepared in qualified commercial laboratories or were purchased in packages from CDN Resource Laboratories (CDN).

In RPA’s opinion, the results of the CRM analyses (Table 11-1) show acceptable performance and analytical control.

TABLE 11-1 CRM STATISTICS
Yamana Gold Inc. — El Peñón Mine

		CRMs	2-3 SD		>3SD
Year	Metal	Inserted	N	%	N	%
2014	Gold	1,934	136	7.0	37	1.9
	Silver	1,934	83	4.6	30	1.6
2015	Gold	1,641	76	4.6	30	1.8
	Silver	1,652	127	7.7	42	2.5
2016	Gold	1,485	47	3.2	17	1.1
	Silver	1,485	39	2.6	34	2.3
2017	Gold	823	19	2.3	12	1.5
	Silver	823	21	2.6	19	2.3

BLANKS

In RPA’s opinion, the results of the blank pulp analyses (Table 11-2) show acceptable performance and analytical control.

11-5

TABLE 11-2 BLANK STATISTICS
Yamana Gold Inc. — El Peñón Mine

		Blanks	Out of Range
Year	Metal	Inserted	N	%
2014	Gold	941	4	0.4
	Silver	941	0	0
2015	Gold	813	12	1.5
	Silver	814	2	0.2
2016	Gold	888	2	0.2
	Silver	888	0	0
2017	Gold	617	3	0.5
	Silver	1,500	0	0

STERILE SAMPLES

In RPA’s opinion, the results of the sterile sample analyses, including unmineralized core and coarse quartz (Table 11-3) show acceptable performance and sample preparation control.

TABLE 11-3 STERILE SAMPLE STATISTICS
Yamana Gold Inc. — El Peñón Mine

		Steriles	Out of Range
Year	Metal	Inserted	N	%
2014	Gold	169	12	7.1
	Silver	169	3	1.8
2015	Gold	113	12	10.6
	Silver	113	4	3.5
2016	Gold	81	3	3.7
	Silver	81	1	1.2
2017	Gold	57	3	5.3
	Silver	57	0	0

PULP DUPLICATES

Plots of pulp duplicate results (Figure 11-1) at the primary laboratory were examined and found to show excellent correspondence.

11-6

FIGURE 11-1 PULP DUPLICATE CONTROL CHARTS

2014

2015

Duplicates Control Chart
ASSAY vs. ANA DUP - Au_gpt
Laboratory: ACME - Lab Pkg: Au_Ag
Analysis Date 2015-01-01 - 2015-12-15

Duplicates Control Chart
ASSAY vs. ANA DUP - Au_gpt < 80 ppm
Laboratory: ACME - Lab Pkg: Au_Ag
Analysis Date 2015-01-01 - 2015-12-15

2016

The Peñon 2016
Duplicate Control Chart- Ana Dup_Au ppm
Assay Au_gpt_Lab

The Peñon 2016
Duplicate Control Chart- Ana Dup_Ag ppm

2017

The Peñon 2017
Duplicate Control Chart_Ana Dup_Au ppm_Lab Geoassay

The Peñon 2017
Duplicate Control Chart_Ana Dup_Ag ppm_Lab Geoassay

11-7

EXTERNAL DUPLICATES

Plots of external duplicate results (Figure 11-2) between the primary and the secondary laboratories were examined and found to show acceptable correspondence.

In RPA’s opinion, the QA/QC program as designed and implemented by Yamana is adequate and the assay results within the database are suitable for use in a Mineral Resource estimate.

11-8

FIGURE 11-2 EXTERNAL DUPLICATE CONTROL CHARTS

2014

QQ Plot cheks pulps Au ppm (Acme vs SGS)
Au ppm Second Lab
Au ppm Orig

QQ Plot cheks pulps Ag ppm (Acme vs SGS)
Ag ppm Second Lab
Ag ppm Orig

2015

QQ Plot Au ppm < 60 ppm (Acme vs SGS)

QQ Plot Ag ppm < 2400 ppm (Acme vs SGS)

2016

QQ Plot Au gpt_2016 (SGS vs Geoassay)
SGS

QQ Plot Ag gpt_2016 (SGS vs Geoassay)
SGS

2017

QQ Plot Au gpt_2017 (Intertek vs Geoassay)
Au Intertek_gpt
Au Geoassay_gpt

QQ Plot Au gpt_2017 (Intertek vs Geoassay) Au < 20 gpt
Au Intertek_gpt
Au Geoassay_gpt

11-9

12 DATA VERIFICATION

Part of the resource database and several drill log files were reviewed by RPA for accuracy of assay transcription from the assay certificates. No significant errors were noted. As well, RPA reviewed the results obtained in the QA/QC check assay programs. Compilation of assay QA/QC results is carried out on a continuous basis by a staff geologist in the Exploration Department. The data are collected and plotted on graphs to look for problem areas, and monthly and annual reports are generated. General performance is monitored, including the number of samples collected, the number and type of QA/QC samples, equipment availability, assay return times, etc. The reports also describe the progress and results of special research projects, such as heterogeneity studies, that may be underway at the time. Any problem areas with regard to assay verification are flagged and recommendations for appropriate action are implemented.

In RPA’s opinion, the collection, security, and analysis of assay QA/QC data at El Peñón is quite thorough and meets or exceeds standard industry practice.

Drill logs are verified at the point prior to entry into the database by the Geology Department. RPA is of the opinion that data entry and verification procedures of production data at El Peñón are in keeping with industry standards.

Based on RPA’s review of the database and primary records, plus discussions with the Yamana personnel, RPA is of the opinion that data collection and entry, and database verification procedures for El Peñón comply with industry standards and are adequate for the purposes of Mineral Resource estimation.

Since El Peñón is an operating mine producing significant amounts of gold and silver, RPA did not collect or analyze any independent samples.

12-1

13 MINERAL PROCESSING AND METALLURGICAL TESTING

The following is taken from Chacón and Pérez (2017).

The low to intermediate sulphidation epithermal gold-silver mineralization mined initially at El Peñón consisted mainly of electrum, native gold, native silver, silver halides, Fe and Mn oxide minerals, plus minor acanthite, chalcopyrite, and galena. However, in veins discovered recently, a radical change has been observed in the mineralogy of silver and base metals. This change was a result of a new oxidation-reduction (redox) regime at El Peñón, from veins predominantly consisting of oxides in the southwest area to veins mainly consisting of sulphides in the northeast. In the northeast area, silver mineralization consists mainly of silver sulphosalts and silver sulphides, which cause a decrease in the silver recovery. In the primary zone, two types of mineralization can be identified depending on the occurrence of base metal sulphides that accompany the gold and silver mineralization. These mineralization types are defined as high sulphide mineralization and low sulphide mineralization. In the oxidized zone, two types of materials are observed, oxidized material with low clay content and oxidized material with high clay content.

METALLURGICAL TESTING

The metallurgical testing results presented in this report were obtained from drill hole samples and chip samples obtained from mining faces. These samples were considered representative of the various types and styles of mineralization and the mineral deposit. The results of this testwork provided the basis for the development of a straightforward flowsheet for ore treatment and also to support flowsheet changes.

Metallurgical testing carried out at El Peñón has included the following tests:

•                  Bond Work Index tests.

•                  Grain size gold and silver distributions.

•                  Leaching studies to address reagents, pulp density, pH, cyanide and lime consumption and residence time.

•                  Sedimentation and filtration tests.

13-1

•                  Mineralogical studies.

•                  Automated mineralogy.

Process and mineralogical testing studies that have been carried out are summarized below:

•                  Laboratorio Metalurgia El Peñón (2009): Informe Final Muestra Veta Al Este, Minera Meridian Limitada, Antofagasta, Chile.

•                  Laboratorio Metalurgia El Peñón (2009): Informe Final Muestra Veta Bonanza, Minera Meridian Limitada, Antofagasta, Chile.

•                  Laboratorio Metalurgia El Peñón (2009): Informe Final Muestra Veta Fortuna, Minera Meridian Limitada, Antofagasta, Chile.

•                  Laboratorio Metalurgia El Peñón (2009): Informe Muestras Interior Mina Veta Dorada, Minera Meridian Limitada, Antofagasta, Chile.

•                  Pérez, C. (2011): Análisis Microscópico Mineralógico sobre Muestras de Relaves de Cianuración por Agitación El Peñón. Laboratorio de Minerales de Cabeza C-2013, Guarachi Ingenieros Limitada, Santiago, Chile.

•                  Pérez, C. (2011): Análisis Microscópico Mineralógico sobre Muestras de Minerales de Cabeza. Laboratorio de Minerales de Cabeza C-2013, Guarachi Ingenieros Limitada, Santiago, Chile.

•                  Laboratorio ASMIN Industrial (2013-2015): Evaluación Metalúrgica de Muestras de Mineral Provenientes de Mina El Peñón — Etapas 1 — 10.

•                  Laboratorio ASMIN Industrial (2016-2017): Evaluación Metalúrgica de Muestras de Mineral Provenientes de Mina El Peñón — Etapas 11 — 16.

•                  Órdenes, J. & Bastias, M. (2013): “Modelamiento Geometalúrgico 2013 — Corto Plazo”, Informe Interno, Minera Meridian Limitada, El Peñón, Chile.

•                  Menzies, A. (2013): QEMSCANTM Minesite Analysis of Samples from El Peñón, Chile, Universidad Católica de Norte, Antofagasta, Chile.

•                  Menzies, A. (2013): QEMSCANTM Minesite Analysis of Samples — Mn Mapping Sample UIN0001 from El Peñón, Chile, Universidad Católica del Norte, Antofagasta, Chile.

A summary of the number of metallurgical tests that have been done by vein is provided in Table 13-1.

13-2

TABLE 13-1 METALLURGICAL TESTWORK BY VEIN

Yamana Gold Inc. - El Peñón Mine

	Oxide Low Clay
Geometallurgical Unit	Low		High	Super High	Grand
Vein	Grade	Special	Grade	Grade	Total
Carmin		1			1
Caserón 505	1				1
Caserón 506	2				2
Discovery Wash	4	2			6
Dominador	38	13			51
Dorada SW	8	2			10
El Valle	16	3	1	2	22
Pampa Camp.	30	25	7	5	67
Providencia	85	29	2		116
Púrpura	9	1	2	1	13
Sorpresa	16	13	2	4	35
Caserón 504	1			2	3
Grand Total	210	89	14	14	327

	Oxide High Clay
Geometallurgical Unit	Low		High	Super High	Grand
Vein	Grade	Special	Grade	Grade	Total
Elizabeth	31				31
Victoria	45				45
Grand Total	76				76

	Reduced High Sulphide
Geometallurgical Unit	Low		High	Super High	Grand
Vein	Grade	Special	Grade	Grade	Total
Aleste	32	64	6	8	110
Bonanza	66	120	43	28	257
Borde Oeste	12	3		1	16
Dorada SW		7	1		8
Providencia		2			2
Ventura	17	7	4	1	29
Grand Total	127	203	54	38	422

	Reduced Low Sulphide
Geometallurgical Unit	Low		High	Super High	Grand
Vein	Grade	Special	Grade	Grade	Total
Dorada SW	7				7
Providencia	4				4
Grand Total	11				11

13-3

CYANIDE TESTWORK

Cyanidation testwork was carried out on the identified geometallurgical units to determine approximate recoveries of gold and silver. A summary of statistical analyses of the gold and silver recoveries is shown in Tables 13-2 and 13-3.

TABLE 13-2 GOLD RECOVERIES BY GEOMETALLURGICAL UNIT
Yamana Gold Inc. - El Peñón Mine

	Oxide Low Clay			Oxide High	Reduced High Sulphide			Reduced Low
Au	Low		High	Clay	Low		High	Sulphide
Recovery	Grade	Special	Grade	Low Grade	Grade	Special	Grade	Low Grade	Marginal
Average	93.76	95.39	99.32	81.16	88.93	90.31	83.61	87.73	85.39
Median	95.6	97.27	98.99	87.30	91.38	94.50	92.70	91.50	89.00
Maximum	99.47	99.20	99.77	95.57	99.30	99.20	99.41	94.60	98.20
Minimum	79.67	82.80	92.50	59.20	73.00	69.00	49.60	83.20	76.50
Standard Deviation	4.56	3.71	1.65	10.10	5.93	5.51	11.15	3.89	6.24
No. Samples	190	82	24	67	124	179	79	9	57

TABLE 13-3 SILVER RECOVERIES BY GEOMETALLURGICAL UNIT
Yamana Gold Inc. - El Peñón Mine

	Oxide Low Clay			Oxide High	Reduced High Sulphide			Reduced Low
Ag	Low		High	Clay	Low		High	Sulphide
Recovery	Grade	Special	Grade	Low Grade	Grade	Special	Grade	Low Grade	Marginal
Average	89.64	90.71	93.50	84.35	77.77	69.09	54.06	91.33	72.19
Median	89.72	90.86	92.52	91.00	82.56	74.02	59.81	92.60	80.30
Maximum	99.6	98.77	99.61	97.90	97.80	98.30	96.20	96.20	93.10
Minimum	68.42	78.30	80.37	69.47	54.20	38.80	17.98	86.20	60.71
Standard Deviation	7.65	5.61	5.88	7.80	10.87	15.85	23.74	3.52	10.37
No. Samples	187	80	26	61	119	178	81	9	57

CYANIDE CONSUMPTION TESTS

A total of 891 cyanide consumption tests have been completed for different veins in the deposit. The goal has been to determine which zones of the deposit show high or low cyanide consumptions and the influence of some mineralogical species on this parameter, especially silver-bearing and antimony-bearing sulphosalts. Silver sulphosalts are known to have low solubility in cyanide solutions, which subsequently results in low silver recoveries. In contrast, silver sulphides and copper sulphides (e.g., chalcocite, digenite, and covellite) are highly soluble in cyanide solutions, thus increasing cyanide consumption. Furthermore, rhodochrosite (manganese-rich carbonate) is also highly soluble and oxidizes the cyanide to

13-4

a cyanate ion, which has no leaching potential. However, unlike copper, cyanate is not recovered. Therefore, the presence of these three groups of minerals, namely silver sulphosalts, rhodochrosite, and especially copper sulphides, is critical in determining cyanide consumption, and controlling the process performance of the various types of minerals in the processing plant.

Cyanide consumption averages by geometallurgical unit are shown in Table 13-4.

TABLE 13-4 AVERAGE CYANIDE CONSUMPTION BY GEOMETALLURGICAL UNIT
Yamana Gold Inc. - El Peñón Mine

Cyanide	Oxide Low Clay			Oxide High	Reduced High Sulphide			Reduced Low
Consumption	Low		High	Clay	Low		High	Sulphide
(kg/tonne)	Grade	Special	Grade	Low Grade	Grade	Special	Grade	Low Grade	Marginal
Average	2.73	3.39	4.10	3.95	4.71	4.63	5.26	4.02	3.43
Median	2.31	2.32	3.23	3.84	4.90	4.72	5.25	3.85	3.09
Maximum	11.14	11.14	11.14	8.86	10.92	11.12	9.61	7.01	8.70
Minimum	0.05	0.31	0.26	1.12	0.75	1.05	1.12	0.75	1.37
Standard Deviation	1.83	2.78	2.92	1.54	1.85	1.86	1.94	1.88	1.75
No. Samples	204	89	28	54	126	199	90	11	56

BOND WORK INDEX TESTWORK

The Bond Work Index test is used to estimate the net energy requirements of the secondary milling circuit, where the mill operates in a closed circuit with a classifier (cut mesh). The tests consisted of simulating a closed-loop operation with 250% circulating load using a 12 in. diameter and 12 in. length laboratory mill.

The historical results of this test are summarized in Table 13-5.

13-5

TABLE 13-5 HISTORICAL BOND WORK INDEX TESTWORK
Yamana Gold Inc. - El Peñón Mine

				Work Index
Year	Number	Identification		kWh/ton	kWh/tonne
2004	1	Baja Ley Martillo	A	17.76	19.57
	2	Baja Ley Q.C.	B	13.46	14.83
	3	Baja Ley Q.O.Q.C.	C	17.74	19.55
	4	Fortuna	D	15.83	17.44
	5	ESP>	E	20.52	22.61
	6	Inter	F	20.32	22.39
	7	Combined Sample	Compósito	17.94	19.77
2009	1	Aleste Baja Ley	CP0095542	19.64	21.65
	2	Aleste Especial	CP0095543	19.88	21.91
	3	Fortuna Baja Ley	CP0095544	15.69	17.29
	4	Fortuna Especial	CP0095545	14.47	15.95
	5	Peñón Baja Ley	CP0095546	18.37	20.24
	6	Peñón Especial	CP0095547	17.78	19.60
	7	Bonanza Especial	CP0095548	16.68	18.38
	8	Bonanza Especial	CP0095549	16.45	18.13
2011	1	PAV	COMP 1	17.73	18.27
2015	1	Laguna	Compósito	15.17	16.72
	2	Ventura	Compósito	17.81	19.63
2015	1	San Cristóbal	CP0268051	15.03	16.57
	2	San Cristóbal	CP0268055	17.84	19.66
	3	San Cristóbal	CP0268056	15.18	16.73
	4	Chiquilla Chica	C001502017	18.20	20.06

The average Work Index values by geometallurgical unit are summarized in Table 13-6.

TABLE 13-6 AVERAGE BOND WORK INDEX BY GEOMETALLURGICAL UNIT
Yamana Gold Inc. - El Peñón Mine

Geometallurgical Unit	Work Index (kWh/tonne)
Oxide Low Clay	19.83
Oxide High Clay	17.06
Reduced Low Sulphide	—
Reduced High Sulphide	19.94

13-6

HISTORICAL MILL PRODUCTION

A summary of the historical mill productions is shown in Table 13-7. Mill production peaked in 2010 at 1.522 million tpa. From 2010 to 2016 yearly mill production remained generally constant ranging from 1.4 million tpa to 1.5 million tpa. In 2017, throughput dropped to 1.04 million tonnes.

The metallurgical recovery of gold has slightly increased during the last four years, from 93.31% to 95.13%. Metallurgical recoveries of silver have remained consistent in the last three years and increased considerably since the 2011-2013 period, during which a higher processing rate from high sulphide reduced material from the Bonanza and Al Este veins, negatively affected silver recoveries. Metallurgical recoveries of gold and silver increased slightly during 2017 due to lower throughput and higher residence times.

TABLE 13-7 HISTORICAL MILL PRODUCTION
Yamana Gold Inc. - El Peñón Mine

	Tonnage			Head Grade
		Tonnes/	Tonnes/	Au	Ag	Recovery (%)		Production (oz)
Year	Annual	Day	Hour	(ppm)	(ppm)	Au	Ag	Au	Ag
2000	739,450	2,202	93	13.18	194.40	93.64	89.05	282,718	4,018,397
2001	715,413	1,960	95	14.87	234.44	94.46	89.04	318,012	4,751,758
2002	688,876	1,887	95	15.33	249.47	95.32	90.75	328,061	5,077,188
2003	703,775	1,928	85	14.62	204.54	96.61	92.44	320,998	4,283,436
2004	837,111	2,287	100	11.96	192.69	96.46	92.19	314,080	4,812,152
2005	880,229	2,412	106	11.13	211.13	96.42	92.81	303,508	5,537,589
2006	935,105	2,562	114	8.10	234.58	95.48	92.82	230,145	6,428,905
2007	998,252	2,736	122	7.64	274.57	94.19	91.78	234,598	8,186,718
2008	1,124,567	3,073	142	6.73	305.38	92.03	89.16	224,990	9,864,275
2009	1,271,596	3,484	156	5.79	276.32	91.23	86.89	215,846	9,820,474
2010	1,522,366	4,171	189	5.74	228.47	91.13	84.07	256,530	9,427,207
2011	1,452,090	3,978	178	7.05	215.87	93.04	83.95	306,184	8,470,112
2012	1,415,292	3,878	173	7.47	199.21	93.42	79.97	317,508	7,249,430
2013	1,422,055	3,896	173	7.94	187.16	93.02	75.58	338,231	6,464,623
2014	1,475,857	4,043	184	6.36	211.96	93.31	83.88	282,617	8,475,133
2015	1,418,132	3,885	180	5.32	194.02	93.63	86.90	227,228	7,692,811
2016	1,421,243	3,894	175	5.11	153.91	94.30	85.65	220,209	6,020,758
2017	1,041,199	2,853	119	5.05	148.33	95.13	86.40	160,510	4,282,339

13-7

14 MINERAL RESOURCE ESTIMATE

MINERAL RESOURCE SUMMARY

For this report, RPA has reviewed the Mineral Resource estimate of the El Peñón Mine, as prepared by Yamana as of December 31, 2017. RPA carried out a number of checks to verify the various procedures and numerical calculations used in the Yamana estimates. This included detailed tracing of the methodology of estimating tonnage and grade of resource and reserve blocks. With few exceptions, RPA found that values and compilations of gold and silver grades were accurately recorded and calculated as provided by Yamana.

As part of this audit, RPA carried out an independent estimate of seven veins (Al Este, Caseron 505, Cerro Martillo, Dorada, Esmeralda, Magenta, and Providencia) to allow for better comparison of the Yamana estimates with the RPA estimates, based on the underground data and wireframes provided.

In RPA’s opinion, the Mineral Resource estimates are reasonable and acceptable for subsequent Mineral Reserve work.

The Mineral Resource estimation was completed using Maptek’s Vulcan software, sometimes coupled with unfolding algorithms from UFO software version 1.0 (software developed by the ALGES laboratory of the University of Chile in collaboration with Yamana) where deemed appropriate to the vein morphology. Wireframes for geology and mineralization were constructed in Vulcan based on geology sections, assay results, lithological information, and structural data. Assays were composited to one metre lengths, then interpolated using capping and a high yield restriction for anomalously high grades. Grade was interpolated into a sub-blocked model with minimum block size of 0.5 m by 0.5 m by 0.5 m with a parent block size of 20 m by 20 m by 20 m. Blocks were interpolated with grade using Inverse Distance Cubed (ID3) and checked using Nearest Neighbour (NN) methods. Block estimates were validated using industry standard validation techniques. Classification of blocks was based on distance based criteria.

RPA notes that the Mineral Resources listed in Tables 14-1 and 14-2 are reasonable, acceptable for Mineral Reserve estimation, and are in accordance with the Mineral Resource

14-1

and Mineral Reserve Classification as recommended by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Committee on Mineral Resources and Mineral Reserves.

The Mineral Resource estimates for the El Peñón property as of December 31, 2017 are summarized in Table 14-1.

TABLE 14-1 MINERAL RESOURCE ESTIMATE — DECEMBER 31, 2017
Yamana Gold Inc. - El Peñón Mine

	Tonnes	Grade		Contained Metal
Category	(000 t)	(g/t Au)	(g/t Ag)	(000 oz Au)	(000 oz Ag)
Measured	311.7	8.56	191.0	85.8	1,914.1
Indicated	1,115.9	6.47	224.3	232.0	8,047.7
Total Measured + Indicated	1,427.6	6.92	217.0	317.8	9,961.8
Total Inferred	17,500	1.7	60	960	33,500

Notes:

1.                   CIM (2014) definitions were followed for Mineral Resources.

2.                   A cut-off grade of 2.71 g/t AuEq was used for all zones, except for the Pampa Augusta Victoria, Fortuna-Dominador-Chiquilla Chica zones which used 2.82 g/t AuEq, 2.79 g/t AuEq and 2.81 g/t AuEq, respectively. Cut-off grades of 0.50 g/t AuEq and 0.80 g/t AuEq were used for tailings and low grade stocks reporting, respectively.

3.                   Mineral Resources were estimated considering long-term gold and silver prices of US$1,600/oz and US$24/oz and gold and silver mill recoveries of 95% and 86.5%, respectively. Gold and silver recoveries of 60% and 30% were used for estimating resources contained in tailings while recoveries of 75% and 70% were used for estimating resources contained in low-grade stocks.

4.                   While the results are presented undiluted and in-situ, the reported Mineral Resources consider minimum mining widths and expected dilutions (variable by vein) to determine reasonable prospects of economic extraction for each vein.

5.                   Bulk densities used vary between 2.36 t/m3 and 2.57 t/m3 for Mineral Resources contained in veins. Bulk densities of 1.60 t/m3 and 1.75 t/m3 were used to estimate Mineral Resources contained in low-grade stocks and tailings respectively.

6.                   Mineral Resources are reported exclusive of Mineral Reserves.

7.                   Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

8.                   Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

The tonnage and grade of the reported Inferred Mineral Resources are uncertain in nature. There is insufficient information to define these Mineral Resources as Measured or Indicated. It is reasonably expected that part of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration and economic evaluation.

A breakdown of the Mineral Resources by vein is listed in Table 14-2.

14-2

TABLE 14-2 MINERAL RESOURCE ESTIMATES BY VEIN — DECEMBER 31, 2017
Yamana Gold Inc. - El Peñón Mine

Measured

		Grade		Contained Metal
Vein	Tonnage (t)	Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)
Abundancia	1,670	11.3	189.0	610	10,250
Al Este	17,670	23.1	941.9	13,150	535,000
Angelina	3,160	11.2	36.5	1,140	3,710
Angosta	—	—	—	—	—
Bermellón	30	32.8	740.6	30	740
Bermuda	—	—	—	—	—
Bonanza	13,100	13.6	144.1	5,740	60,710
Borde Oeste	—	—	—	—	—
Caracoles	—	—	—	—	—
Carmín Escarlata	8,800	15.4	179.3	4,340	50,730
Caserón 505	41,120	6.49	81.2	8,580	107,300
Caserón 506	14,800	5.66	81.2	2,690	38,620
Cerro Martillo	40,780	4.82	157.1	6,320	205,990
Cerro Martillo Central Sur	—	—	—	—	—
Chiquilla Chica	—	—	—	—	—
Diablada	11,160	10.2	34.2	3,650	12,290
Discovery Wash	1,050	2.73	93.7	92	3,170
Dominador	1,830	5.31	227.5	310	13,420
Dorada	6,470	5.69	333.7	1,180	69,420
Dorada SW	770	4.51	392.5	110	9,720
El Valle	11,850	4.66	112.9	1,780	43,020
Elizabeth	390	4.69	1,100	60	13,700
Esmeralda	—	—	—	—	—
Esperanza	160	22.7	1,255	120	6,370
Fortuna	5,200	8.60	399.8	1,440	66,860
Fortuna Este	—	—	—	—	—
La Paloma	40	3.85	307.7	—	350
Laguna	70	19.7	105.8	40	230
Magenta	10,020	10.1	191.0	3,240	61,570
Martillo Flats	4,990	6.45	412.4	1,030	66,200
Orito Norte	48,120	9.58	43.0	14,830	66,470
Orito Sur	31,310	5.54	90.6	5,580	91,190
Orito West	—	—	—	—	—
Pampa Campamento	3,460	8.51	252.0	950	28,070
Pampa Providencia	—	—	—	—	—
Playa	640	10.5	157.8	210	3,230
Providencia	10,120	4.31	265.1	1,400	86,260
Púrpura	210	10.8	133.5	70	880
Rieles	—	—	—	—	—
Sorpresa	2,490	8.25	257.3	660	20,600
Ventura	—	—	—	—	—
Veta NW	1,270	8.19	505.3	330	20,610
Victoria	6,810	10.7	313.1	2,340	68,510
Vista Norte	6,270	10.3	121.2	2,080	24,450
Total Measured	311,700	8.56	191.0	85,760	1,914,100

14-3

Indicated

		Grade		Contained Metal
Vein	Tonnage (t)	Au (g/t)	Ag (g/t)	Ag (oz)	Au (oz)
Abundancia	7,040	8.54	530.3	1,930	119,990
Al Este	53,490	8.49	342.6	14,600	589,170
Angelina	11,870	9.31	53.1	3,550	20,290
Angosta	21,600	9.56	108.9	6,640	75,610
Bermellón	4,780	9.61	419.0	1,480	64,360
Bermuda	8,480	7.29	172.0	1,990	46,930
Bonanza	44,100	10.1	145.8	14,330	206,800
Borde Oeste	10,830	11.5	454.9	3,990	158,380
Caracoles	1,100	2.83	354.3	100	12,500
Carmín Escarlata	12,930	13.8	137.5	5,719	57,180
Caserón 505	26,470	8.32	87.3	7,080	74,270
Caserón 506	36,700	5.08	44.0	5,990	51,900
Cerro Martillo	93,200	5.47	182.5	16,400	546,800
Cerro Martillo Central Sur	8,340	8.24	141.8	2,200	38,000
Chiquilla Chica	45,800	0.49	372.4	720	548,900
Diablada	17,570	9.41	35.4	5,320	19,980
Discovery Wash	43,880	4.58	129.6	6,460	182,770
Dominador	21,160	4.23	308.7	2,880	209,990
Dorada	50,120	5.12	322.3	8,250	519,330
Dorada SW	24,880	6.52	405.6	5,220	324,440
El Valle	50,480	4.89	83.0	7,940	134,720
Elizabeth	5,250	5.07	391.9	860	66,130
Esmeralda	17,470	8.11	261.6	4,550	146,940
Esperanza	1,470	10.1	148.4	480	7,000
Fortuna	55,600	4.43	302.8	7,910	541,190
Fortuna Este	6,180	4.23	550.1	840	109,320
La Paloma	22,430	4.96	77.9	3,580	56,210
Laguna	19,400	7.03	48.8	4,390	30,440
Magenta	15,740	9.18	121.2	4,650	61,320
Martillo Flats	48,950	7.98	414.1	12,560	651,760
Orito Norte	24,790	10.05	63.3	8,010	50,430
Orito Sur	54,610	6.04	174.0	10,600	305,510
Orito West	6,060	4.80	49.4	940	9,640
Pampa Campamento	18,960	8.49	271.9	5,170	165,740
Pampa Providencia	—	—	—	—	—
Playa	5,340	5.72	154.3	980	26,470
Providencia	78,320	6.17	249.0	15,530	627,030
Púrpura	13,030	6.58	258.3	2,760	108,250
Rieles	—	—	—	—	—
Sorpresa	9,620	5.96	259.4	1,840	80,210
Ventura	20,290	8.79	532.7	5,740	347,560
Veta NW	30,980	5.88	270.3	5,860	269,230
Victoria	46,590	4.12	225.9	6,180	338,340
Vista Norte	20,020	9.03	72.4	5,820	46,620
Total Indicated	1,115,940	6.47	224.3	232,010	8,047,660
TOTAL Measured + Indicated	1,427,640	6.92	217.0	317,770	9,961,770

14-4

Inferred

		Grade		Contained Metal
Vein	Tonnage (t)	Au (g/t)	Ag (g/t)	Ag (oz)	Au (oz)
Abundancia	19,700	9.5	480	6,000	304,600
Al Este	290,200	9.5	330	88,700	3,082,900
Angelina	2,300	16	74	1,200	5,500
Angosta	50,200	5.8	198	9,400	318,800
Bermellón	31,200	6.2	240	6,200	240,800
Bermuda	32,900	6.7	166	7,100	176,100
Bonanza	47,600	8.4	153	12,900	234,600
Borde Oeste	80,100	15	471	38,500	1,211,500
Caracoles	7,900	5.2	873	1,300	221,700
Carmín Escarlata	23,900	18.2	121.5	14,017	93,300
Caserón 505	32,900	14.3	177	15,200	187,000
Caserón 506	7,800	7.6	65	1,900	16,400
Cerro Martillo	73,900	5.7	178	13,400	423,800
Cerro Martillo Central Sur	94,300	9.3	379	28,000	1,148,900
Chiquilla Chica	191,600	0.4	410	2,700	2,524,300
Diablada	18,900	14	48	8,600	29,300
Discovery Wash	29,800	5.3	56	5,000	56,000
Dominador	34,700	4.1	181	4,600	202,300
Dorada	79,000	9.3	661	23,600	1,680,000
Dorada SW	11,900	8.2	476	3,100	181,300
El Valle	149,100	7.1	139	33,900	665,600
Elizabeth	22,400	1.6	737	1,100	530,900
Esmeralda	122,800	8.8	396	34,600	1,561,100
Esperanza	27,300	21	464	18,700	407,000
Fortuna	45,900	5.6	442	8,300	652,000
Fortuna Este	49,700	9.4	620	15,000	991,300
La Paloma	24,100	7.4	97	5,800	75,400
Laguna	28,400	14.8	116	13,500	106,400
Magenta	14,000	8.8	317	4,000	143,000
Martillo Flats	94,010	7.8	386	23,600	1,165,300
Orito Norte	3,600	7.5	42	900	4,800
Orito Sur	7,500	7.3	136	1,800	33,000
Orito West	164,000	8.2	108	43,300	570,100
Pampa Campamento	118,100	7.4	244	28,100	925,300
Pampa Providencia	38,400	17	507	20,800	625,700
Playa	12,400	11	268	4,600	106,500
Providencia	133,200	8.0	227	34,400	971,700
Púrpura	17,700	9.4	461	5,400	262,000
Rieles	300	9.2	8.2	100	100
Sorpresa	32,400	7.1	174	7,400	181,500
Ventura	73,100	7.8	493	18,400	1,158,300
Veta NW	68,900	13.7	223	30,300	493,300
Victoria	61,500	5.6	104	11,100	204,800
Vista Norte	24,700	12	111	9,900	88,300
Tailings	13,766,600	0.6	19	244,800	8,380,500
Low Grade Stocks	1,207,900	1.3	22	49,100	862,800
TOTAL Inferred	17,468,947	1.71	59.7	960,102	33,506,028

14-5

Notes:

1.                   CIM (2014) definitions were followed for Mineral Resources.

2.                   A cut-off grade of 2.71 g/t AuEq was used for all zones, except for the Pampa Augusta Victoria, Fortuna-Dominador-Chiquilla Chica zones which used 2.82 g/t AuEq, 2.79 g/t AuEq and 2.81 g/t AuEq, respectively. Cut-off grades of 0.50 g/t AuEq and 0.80 g/t AuEq were used for tailings and low grade stocks reporting, respectively.

3.                   Mineral Resources were estimated considering long-term gold and silver prices of US$1,600/oz and US$24/oz and gold and silver mill recoveries of 95% and 86.5%, respectively. Gold and silver recoveries of 60% and 30% were used for estimating resources contained in tailings whiles recoveries of 75% and 70% were used for estimating resources contained in low-grade stocks.

4.                   While the results are presented undiluted and in-situ, the reported Mineral Resources consider minimum mining widths and expected dilutions (variable by vein) to determine reasonable prospects of economic extraction for each vein.

5.                   Bulk densities used vary between 2.36 t/m3 and 2.57 t/m3 for Mineral Resources contained in veins. Bulk densities of 1.60 t/m3 and 1.75 t/m3 were used to estimate Mineral Resources contained in low-grade stocks and tailings respectively.

6.                   Mineral Resources are reported exclusive of Mineral Reserves.

7.                   Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

8.                   Numbers may not add due to rounding.

RESOURCE DATABASE

RPA received data from Yamana in Vulcan software. Data were amalgamated, parsed as required, and imported by RPA into Maptek Vulcan version 10.1.4 for review.

Chip samples are taken across the face of each development round at approximately 3 m intervals. Yamana’s face sample database contains more than 50,000 face samples taken since the mine’s construction, and is validated by a QA/QC program.

The resource database comprises four drill databases, seven channel sample databases, and three surface sample databases. It contains drilling information and analytical results up to December 10, 2017. Information received after this date was not used in the Mineral Resource estimate.

Section 12, Data Verification, describes the resource database verification steps carried out by RPA and Yamana. RPA is of the opinion that the drill hole database is valid and suitable to estimate Mineral Resources for the El Peñón property.

EXPLORATORY DATA ANALYSIS

For grade estimation, unsampled data were replaced with zero grades to prevent overestimation. RPA observed occasional cases where block grades passed through unsampled chips without decreasing to zero grade. RPA recommends that Yamana double

14-6

check the estimation process to ensure that these zero grades are being assigned. RPA compiled all drill data, flagged them by all underground geological wireframe + grade shell (UGGS) vein solids, and found that less than 0.41% of all samples in veins contained null values. It is unlikely that the Mineral Resource estimate could be significantly affected by these few zero grades.

The drill hole database comprises a total of 13,685 drill holes and 90,277 channels (face samples) with 370,546 surveys amounting to 3,151,800 m of drilling. The Mineral Resource database contains the following numbers of samples:

•         All samples in veins: 190,374

•         Unsampled intervals in veins (gold): 770

•         Unsampled intervals in veins (silver): 775

Almost all samples were taken between 25 cm and 1.75 m (Figure 14-1), however, most sample lengths generally ranged from 15 cm to 1.5 m. Length statistics by sample type (Table 14-3) indicate that drill and channel populations show the same mean length.

TABLE 14-3 SAMPLE LENGTHS IN VEINS
Yamana Gold Inc. — El Peñón Mine

Sample Type	Count	Min	Max	Mean	CV
Drilling	34,860	0.01	8.70	0.76	0.64
Channel	154,690	0.05	4.60	0.76	0.43
All	189,550	0.01	8.70	0.76	0.48

14-7

FIGURE 14-1 SAMPLE LENGTHS IN VEINS

Yamana compiled statistics for sample populations inside veins in each zone. Examples for Esmeralda, Magenta and the Caseron 505 vein are shown in Figure 14-2. RPA compiled the Vulcan sample databases and cross checked the results against Yamana’s figures and found them acceptable.

14-8

FIGURE 14-2 SAMPLE STATISTICS

Esmeralda

Son-Au-Rlg Can-Au-Rlg
Au

	Son-Au-Rlg	Can-Au-Rlg	
Number of data	441	121	Number of data
Mean	5.5915	18.222	Mean
Maximum	140.964	187.107	Maximum
Upper quartile	5.9	19.2178	Upper quartile
Median	3.21	9.7907	Median
Lower quartile	1.6958	4.8983	Lower quartile
Minimum	0.003	0.2	Minimum
Variance	108.802	576.88	Variance
CV	1.8655	1.3181	CV
Skewness	7.0371	3.1491	Skewness

Son-Ag-Rlg Can-Ag-Rlg
Ag

	Son-Ag-Rlg	Can-Ag-Rlg	
Number of data	441	121	Number of data
Mean	230.709	785.847	Mean
Maximum	6278.35	6469.29	Maximum
Upper quartile	217.871	1062.21	Upper quartile
Median	111.0	401.773	Median
Lower quartile	17.2683	199.896	Lower quartile
Minimum	0.2	13.81	Minimum
Variance	266292.0	946624.0	Variance
CV	2.2367	1.2381	CV
Skewness	7.005	2.6167	Skewness

Magenta

Son-Au-Rlg Can-Au-Rlg
Au

	Son-Au-Rlg	Can-Au-Rlg	
Number of data	365	8235	Number of data
Mean	10.5486	23.335	Mean
Maximum	676.24	1457.96	Maximum
Upper quartile	8.172	22.5191	Upper quartile
Median	3.5127	7.9856	Median
Lower quartile	0.7085	3.5149	Lower quartile
Minimum	0.006	0.04	Minimum
Variance	1663.16	2706.63	Variance
CV	3.8661	2.2295	CV
Skewness	12.233	9.2345	Skewness

Son-Ag-Rlg Can-Ag-Rlg
Ag

	Son-Ag-Rlg	Can-Ag-Rlg	
Number of data	365	8234	Number of data
Mean	153.852	444.568	Mean
Maximum	4344.81	24106.0	Maximum
Upper quartile	178.118	444.81	Upper quartile
Median	60.8379	189.947	Median
Lower quartile	17.3216	82.9	Lower quartile
Minimum	0.25	0.21	Minimum
Variance	88500.4	823541.0	Variance
CV	1.9336	2.0413	CV
Skewness	7.802	8.3823	Skewness

Caseron 505

Son-Au-Rlg Can-Au-Rlg
Au

	Son-Au-Rlg	Can-Au-Rlg	
Number of data	728	6620	Number of data
Mean	10.8615	12.4071	Mean
Maximum	177.49	1368.09	Maximum
Upper quartile	10.34	12.091	Upper quartile
Median	5.42	6.0066	Median
Lower quartile	3.1145	3.1989	Lower quartile
Minimum	0.014	0.1	Minimum
Variance	343.029	1170.15	Variance
CV	1.7052	2.7571	CV
Skewness	4.5958	19.4763	Skewness

Son-Ag-Rlg Can-Ag-Rlg
Ag

	Son-Ag-Rlg	Can-Ag-Rlg	
Number of data	728	6619	Number of data
Mean	184.351	134.74	Mean
Maximum	6533.35	3563.38	Maximum
Upper quartile	143.513	148.508	Upper quartile
Median	61.5602	70.0384	Median
Lower quartile	22.8767	30.6714	Lower quartile
Minimum	0.25	0.58	Minimum
Variance	346855.0	54553.8	Variance
CV	3.1938	1.7335	CV
Skewness	8.5383	5.8557	Skewness

14-9

BULK DENSITY

Bulk densities were measured for core samples and underground rock samples using a water immersion method. For El Peñón, 80 samples were examined in September 2011 at the University of Antifogasta, and a further 588 density samples were examined between March 2013 and July 2014 at Antirion, with seven percent of the samples cross-checked at Laboratorio Geoanalítica in Antofagasta. Yamana calculated average bulk densities for each zone and assigned single density values for both ore and waste to each block model. Densities assigned are shown in Table 14-4. RPA is of the opinion that the density measurement results show that block density assignments are reasonable for the Mineral Resource estimation.

TABLE 14-4 BULK DENSITY ASSIGNMENTS BY BLOCK MODEL
Yamana Gold Inc. - El Peñón Mine

Block Model	Density (g/cm3)
505 506	2.36
Abundancia	2.40
Al Este	2.57
Angosta	2.40
Bermellón	2.43
Bermuda	2.43
Bonanza	2.57
Borde Oeste	2.40
Carmin Escarlata	2.43
Cerro Martillo	2.40
Cerro Martillo Central Sur	2.40
Discovery	2.43
Dorada	2.40
Dorada SW	2.40
El Valle	2.43
Esmeralda Esperanza	2.40
Fortuna	2.40
Magenta	2.43
Martillo Flats	2.40
Orito West	2.44
Orito Norte	2.44
Orito Sur	2.36
Paloma	2.40
Pampa Campamento	2.43
Pampa Providencia	2.43
PAV	2.50
Playa	2.36
Providencia	2.40
Purpura	2.43
Rieles	2.40
Sorpresa	2.43
Ventura	2.57
Vista Norte	2.44
VNW	2.40

TOPOGRAPHIC SURFACES

Where appropriate, topographic information was provided as Maptek Vulcan surfaces. Topographic surfaces were not included for many of the zones as they were located in underground workings and were supported by underground drilling and channel sampling.

14-10

GEOLOGICAL INTERPRETATION

Mineralized UGGS wireframes define the Mineral Resource estimation domains at El Peñón. The UGGS wireframes were constructed in Vulcan as two types of wireframes supported by drill hole and channel sample information, respectively (Figure 14-3). Both types of wireframes are defined by grade shells, extended in the dip and strike directions of veins, and include samples logged as massive quartz vein (MQV), hydrothermal breccia (HYB) or stockwork (STW), even if the samples are below cut-off.

To avoid sample sharing between spatially close structures, each independent splay or parallel vein is considered an independent estimation domain. Spatially disconnected splay wireframes were flagged as separate estimation domains. In RPA’s opinion, this improved interpretation technique will result in fewer tonnes of resources than previous estimates.

With respect to the wireframes used to support the Mineral Resource estimate, RPA offers the following conclusions:

•                  The wireframes have been constructed to an acceptable standard with consideration for the style of mineralization, lithology, alteration, structural controls, and interpretation by the on-site geologists.

•                  RPA is of the opinion that the wireframes are suitable to support Mineral Resource and Mineral Reserve estimation.

14-11

FIGURE 14-3 UGGS WIREFRAME CONSTRUCTION

COMPOSITING

Sample coding was carried out for drill hole and channel samples. Due to the width of the mineable shapes of drifts (split blasting) and benches, and the original sample support, it was decided to composite the data with a regular one metre run length split at grade shell boundaries. Composite length corresponds to double the block dimensions inside the veins. Unsampled core intervals were set to zero grade prior to compositing. Composites shorter than 0.10 m were discarded from Mineral Resource estimation. Coordinates, a UGGS code, and a splay code were assigned to each composite according to centroid positions. Yamana also generated full width composites for comparison and validation purposes.

In RPA’s opinion, the composite length is appropriate given the dominant sampling length and is suitable to support Mineral Resource and Mineral Reserve estimation.

14-12

VARIOGRAPHY

Variography used at El Peñón for Mineral Resource estimation is based Octal Ingeniería y Desarrollo and Magri Consultores Limitada (2015).

Correlograms were generated for every vein, since they are more stable than traditional semi-variograms in the presence of outliers. Experimental correlograms were calculated in the strike, dip, and pole directions of each vein using combined drill hole and channel data by UGGS, considering data from all the splays of the UGGS as part of a single population. Nugget values were obtained from down hole variograms. Typical experimental correlogram calculation parameters are shown in Table 14-5. Examples of typical correlograms are shown in Figure 14-4.

TABLE 14-5 TYPICAL EXPERIMENTAL CORRELOGRAM PARAMETERS
Yamana Gold Inc. - El Peñón Mine

Color	Direction	Az. Tolerance	Azimuth Band	Dip Tolerance	Dip Band	Lag	Lag Tolerance
Red	Dip	22.5°	15 m	22.5°	30 m	Drift level spacing	1/2 Lag
Green	Strike	22.5°	30 m	22.5°	1/2 Drift level spacing	Channel sample spacing along strike	1/2 Lag
Blue	Pole	22.5°	10 m	22.5°	1/2 Drift level spacing	1 m	1/2 Lag

RPA reviewed the variography methodology and performed its own analysis for Dorada and Providencia. Overall, RPA is of the opinion that the variograms are reasonable.

14-13

FIGURE 14-4 TYPICAL CORRELOGRAMS
Caseron 505 - Au

Caseron 505 - Ag

Esmeralda - Au

Esmeralda - Ag

14-14

BLOCK MODELS

Yamana constructed 34 independent block models for each of the veins at El Peñón using common parent and sub-block sizes of 20 m by 20 m by 20 m and 0.5 m by 0.5 m by 0.5 m respectively. RPA is of the opinion that the sub-block size is sufficiently small to model the vein boundaries. Using a 0.25 m by 0.25 m by 0.25 m minimum block size would increase resolution on vein boundaries at the cost of a much larger net block model size. A description of the main block model attributes is given in Table 14-6. There are additional flag and distance variables based on individual metals not shown.

TABLE 14-6 COMMON BLOCK MODEL ATTRIBUTES
Yamana Gold Inc. - El Peñón Mine

Variable	Format	Description
Density	Float (Real * 4)	Bulk Density assigned per model.
Shellug	Integer (Integer * 4)	Area defined by shell solids (ore & waste)
au1	Float (Real * 4)	Au (g/t) variable 1
ag1	Float (Real * 4)	Ag (g/t) variable 1
aueq1	Float (Real * 4)	AuEq (US$/t) variable 1
nsamp1	Integer (Integer * 4)	number of composites in estimate
avdist1	Float (Real * 4)	average distance of composites in estimate
estvarau1	Float (Real * 4)	estimation block variance au1
estvarag1	Float (Real * 4)	estimation block variance ag1
krigpass1	Integer (Integer * 4)	kriging pass
nholes1	Integer (Integer * 4)	Number of Holes in block estimate
Categ	Integer (Integer * 4)	1=measured 2=indicated 3=inferred
aunn1	Float (Real * 4)	Au (g/t) nearest neighbor
agnn1	Float (Real * 4)	Ag (g/t) nearest neighbor

INTERPOLATION STRATEGY

Grades were interpolated into blocks using ID3, taking into account anisotropic distances for weight calculations. Search ellipsoids were rotated to orient the first axis along the strike direction of the vein, the second axis along the dip direction and the third axis along the pole direction. Anisotropic distance factors were generally set equal to 80% to 100%, the range of the correlogram models. A summary of typical grade estimation search parameters is shown in Table 14-7.

14-15

TABLE 14-7 TYPICAL GRADE ESTIMATION SEARCH PARAMETERS
Yamana Gold Inc. - El Peñón Mine

Pass	Area	Data Used	Search Radii	Min. Composites	Max. Composites	Max. Composites/DH
1	Channel	CH.	5x20x5	6	8	2
2	Channel	CH.	15x30x10	4	8	2
3	Channel	CH.	30x30x15	1	8	1
1	Drill hole	CH. + DH.	15x15x5	4	8	2
2	Drill hole	DH.	35x35x10	3	8	2
3	Drill hole	DH.	60x60x15	1	8	1

RPA checked several search ellipses in non-rotated subdomains and found them to be in accord with the strike and dip of the vein at the location of the subdomain.

DECLUSTERING

To avoid the effect of high grade clustering on the results of the basic statistics calculations, a cell declustering technique was used. A 30 m x 30 m x 1 m cell size was used in order to mimic the drilling grid used to define Indicated resources.

BOUNDARY DEFINITION

Yamana generated contact-plots of gold and silver grades of composites located inside and outside the UGGS solids to define the type of boundary to be used for grade estimation (hard, firm, or soft boundaries). Yamana determined that all veins showed characteristically abrupt changes in grade, and as a result, used hard boundaries for grade interpolation.

RPA concurs with this assessment. Drill and channel samples in plan and section view show ubiquitous sudden changes from very high grade to very low grade outside the vein structure.

CAPPING AND OUTLIER RESTRICTION

Both grade capping and high-yield restriction (HYR) were used to control the influence of high grade samples in the block model.

14-16

CAPPING

Yamana performed capping analysis using a combination of methods. For channel samples, capping values were defined, based on historical criteria, at the 96th to 97th percentile of the cumulative distribution (including declustered weighting). Drill hole data was capped using decile analysis (e.g., Parrish Method) to define capping values. Drill data capping results were generally close to the 99th percentile of the cumulative grade distribution. Yamana capped by sample type as per above, per vein and sometimes for individual subdomains within vein domains. A summary of Yamana capping by zone is shown in Table 14-8.

RPA reviewed the capping methodology and performed its own capping exercises on the Caserόn 505, Caserόn 506, Dorada, Aleste, and Providencia zones, as well as performing a visual validation of the block models in plan and section view. The capping values which RPA chose for each vein in each zone were similar to the values chosen by Yamana. RPA is of the opinion that Yamana’s methodology is thorough and sound and that the overall capping levels are appropriate for the deposit.

14-17

TABLE 14-8 YAMANA CAPPING LEVELS BY VEIN AND DOMAIN
Yamana Gold Inc. - El Peñón Mine

		Drill Holes		Capping Levels Chips		RIP
Vein	Domain	g/t Au	g/t Ag	g/t Au	g/t Ag	g/t Au	g/t Ag
Caserón 505	5	101	2,585.07	50.25	596	28.12	409.26
Caserón 506	6	50.00	515.50	45.07	467.50
	70	—	—	—	—	—	—
Abundancia	72	—	—	—	—	—	—
	74	60.00	800.00	200.00	1,750.00	—	—
	18	100.00	2,202.00	215.00	4,510.00	—	—
Aleste	19	50.00	6,000.00	156.00	5,051.00	—	—
	20	75.00	3,000.00	160.00	7,900.00	—	—
	21	30.00	1,569.00	—	—	—	—
Angosta	35	30.00	500.00	—	—	—	—
Bermellón	14	30.00	800.00	150.00	3,320.00	—	—
Bermuda	44	25.00	—	—	—	—	—
Caracoles	30	—	—	—	—	—	—
Fortuna Norte	22	26.50	2,000.00	105.00	6,200.00	—	—
Fortuna Sur	11	35.00	3,500.00	55.00	3,675.00	—	—
Fortuna Este	21	20.00	1,400.00	—	—	—	—
Dominador	23	45.00	1,540.00	35.00	920.00	—	—
Laguna	33	40.00	400.00	51.00	480.00	—	—
Bonanza	11	150.00	1,100.00	171.00	2,000.00	—	—
	71	70.00	2,000.00	—	—	—	—
Borde Oeste	73	—	—	—	—	—	—
	75	—	—	—	—	—	—
Carmin Escarlata	11	90.00	900.00	158.00	2,055.00	—	—
	50	27.00	1,460.00	40.00	1,410.00	34.26	1,103.00
Cerro Martillo	51	25.00	500.00	—	—	—	—
	52	30.00	1,000.00	—	—	—	—
Cerro Martillo CS	53	50.00	1,500.00	—	—	—	—
Discovery Wash	4	30.00	1,000.00	22.00	630.00	—	—
	50	46.00	2,000.00	47.00	3,060.00	—	—
Dorada	51	40.00	2,492.00	47.00	3,202.00	—	—
	52	21.00	2,000.00	50.81	2,459.76	—	—
	53	86.00	5,430.00	—	—	—	—
	50	46.80	3,000.00	28.27	2,276.47	—	—
Dorada SW	51	30.00	1,725.00	—	—	—	—
	52	26.50	2,010.00	—	—	—	—
El Valle	40	50.00	1,000.00	25.00	950.00	—	—
Esmeralda	13	38.00	1,554.00	183.00	5,775.00	—	—
Esperanza	14	90.00	1,660.00	—	—	—	—
Magenta	3	100.00	1,230.00	118.00	2,275.00	—	—
	16	56.15	4,883.00	45.00	2,770.00	—	—
Martillo Flats	17	20.00	700.00	64.00	4,662.37	—	—
	18	30.00	2,037.00	60.00	3,922.00	—	—
Orito Norte	8	90.00	445.00	55.00	302.00	131.00	1,453.00
Angelina	9	100.00	470.00	93.00	420.00	192.00	540.00
Diablada	10	60.00	300.00	101.50	435.00	—	—
Orito Sur	7	28.50	790.00	44.15	797.80	—	—
Orito Oeste	69	35.00	1,500.00	—	—	—	—
La Paloma	35	77.20	815.83	161.59	2,077.96	—	—
Pampa Campamento	70	60.00	1,620.00	57.00	1,200.00	—	—
Pampa Providencia	66	—	—	—	—	—	—
Victoria	32	45.00	1,500.00	117.10	2,573.00	110.50	11,000.00
Elizabeth	8	20.00	2,500.00	78.00	10,930.00	—	—
Playa	12	—	1,000.00	81.00	2,360.00	—	—
	60	53.30	2,071.00	32.88	2,002.02	—	—
Providencia	61	42.10	1,121.00	14.54	1,382.81	—	—
	62	39.3	1,448.00	38.06	2,936.75	—	—
Purpura	15	60.00	3,500.00	60.00	1,203.35	—	—
Sorpresa	80	50.00	1,500.00	47.15	1,715.00	—	—
Ventura	77	152.00	4,172.00	150.00	8,925.00	—	—
Vista Norte	20	65.00	600.00	95.45	1,101.48	—	—
	63	60.00	2,000.00	23.17	966.52	—	—
VNW	64	20.00	1,100.00	29.46	2,838.00	—	—
	65	20.00	800.00	41.00	2,800.00	—	—
Stockpile - Escarlata	1	6.00	120.00	—	—	—	—

14-18

				Capping Levels
		Drill Holes		Chips		RIP
Vein	Domain	g/t Au	g/t Ag	g/t Au	g/t Ag	g/t Au	g/t Ag
Stockpile – Orito	1	5.00	45.00	—	—	—	—
Tailings	1	1.20	—	—	—	—	—

HIGH YIELD RESTRICTION

HYR is an interpolation technique where the spatial influence of isolated high grades are limited above a certain threshold. Generally, continuous areas of persistent high grade are sub-domained and estimated separately rather than using HYR in those areas.

Yamana used HYR for every domain in every zone, setting the threshold values equal to the capping threshold and limiting the influence to 5.0 m by 2.5 m by 2.5 m strike, dip, and width respectively.

RPA reviewed the influence of high grades in the model by visually checking the composite grades and block grades in section and plan view, and found the results acceptable.

UNFOLDING

In order to improve the reproduction of the preferential grade continuities, composites and blocks located inside the main splays (generally splays with channel data) were unfolded, through the use of the UFO software version 1.0. Grade estimation was carried out independently for each estimation domain considering vein hanging walls as the reference plane for unfolding.

RPA is of the opinion that the interpolation strategy is thorough and reasonable.

VALIDATION

YAMANA VALIDATION

Block models were validated by means of Global Bias checks (between estimated means and declustered composite means), swath-plots against NN estimates, and graphic analyses of the results. RPA considers these industry standard validation techniques to be adequate for the purpose of Mineral Reserve and Mineral Resource estimation and disclosure.

14-19

RPA VALIDATION

RPA performed validation on seven of the 34 block models, which represent approximately more than 40% of the resource estimate. The seven zones and stockpiles were:

•                  Caserόn 505 and 506

•                  Aleste

•                  Cerro Martillo

•                  Dorada

•                  Esmerelda

•                  Magenta

•                  Providencia

•                  Stockpile and Tailings – Escarlata, Orito and Tailings

In addition to reviewing Yamana’s validation, RPA performed the following validation steps:

•                  Comparison between composite and block grades (Table 14-9) and between ID3 and NN block grades (Table 14-10).

•                  Swath plots of composites versus blocks and NN versus ID3 interpolations (e.g., Figure 14-5). Samples are red, blocks are blue, and NN blocks are silver.

•                  Visual inspection of the block model and composites provided (e.g., Figure 14-6).

RPA replaced unsampled data and values lower than detection limits with zero grades and performed validation of composites and block model via its own Global Bias checks, swath plots, and visual checks at regular intervals in section and plan view to observe the relationships between block estimates, composite grades, and original sample grades. RPA concludes that grade estimation was generally reasonable and that block grades were closely associated with sample grades. There were intermittent locations where block grades appeared to be smoothed through high or low grade samples, but the overall grade estimation appeared conservative. Block grade means sometimes decreased up to 12% from capped composite grades. This appears to be attributable to the HYR applied during grade estimation.

14-20

TABLE 14-9 COMPOSITE VERSUS BLOCK GRADES
Yamana Gold Inc. - El Peñón Mine

Zone	Element	Domain	Composite Count	Block Count	Composite Min	Block Min	Composite Max	Block Max	Composite Mean	Block Mean	Diff Mean (%)	Composite CV	Block CV
505 506	Ag (g/t)	5	10,549	4,232,571	0.00	0.25	2,585.07	6,533.35	143.23	133.65	-6.69	1.21	1.71
505 506	Ag (g/t)	6	5,438	2,193,728	0.10	0.10	515.20	798.53	99.07	82.08	-17.15	1.12	0.90
505 506	Au (g/t)	5	10,550	4,232,596	0.00	0.01	82.00	108.84	10.51	10.06	-4.26	1.17	0.83
505 506	Au (g/t)	6	5,440	2,193,747	0.00	0.00	50.00	59.99	9.00	7.32	-18.68	1.14	0.84
Cerro Martillo	Ag (g/t)	50	13,690	7,011,928	0.00	0.25	7,881.75	1,434.14	290.30	254.41	-12.36	1.17	0.84
Cerro Martillo	Ag (g/t)	51	23	192,478	15.34	15.34	338.68	984.70	129.81	136.16	4.90	0.77	0.64
Cerro Martillo	Ag (g/t)	52	23	78,301	2.40	2.40	334.30	334.30	133.84	123.56	-7.68	0.82	0.71
Cerro Martillo	Ag (g/t)	500	2,130	672,664	0.00	0.62	1,962.06	1,103.00	189.89	180.36	-5.02	1.10	0.81
Cerro Martillo	Au (g/t)	50	13,690	7,013,350	0.00	0.01	270.08	38.31	8.24	7.18	-12.83	1.19	0.77
Cerro Martillo	Au (g/t)	51	23	192,478	0.89	0.89	16.98	19.92	6.14	5.80	-5.52	0.70	0.75
Cerro Martillo	Au (g/t)	52	23	78,301	0.26	0.26	12.18	11.89	3.46	3.92	13.42	0.84	0.61
Cerro Martillo	Au (g/t)	500	2,130	672,664	0.00	0.10	83.34	34.26	5.89	5.62	-4.55	1.01	0.70
Dorada	Ag (g/t)	50	13,265	4,581,595	0.00	0.64	3,027.03	3,027.03	611.44	579.63	-5.20	1.18	0.85
Dorada	Ag (g/t)	51	1,184	1,587,335	0.00	0.60	3,117.42	3,116.26	494.30	289.24	-41.49	1.36	1.06
Dorada	Ag (g/t)	52	397	729,820	0.00	2.41	2,459.76	2,459.62	293.90	267.77	-8.89	1.22	0.73
Dorada	Au (g/t)	50	13,265	4,581,595	0.00	0.03	46.17	46.17	9.26	8.72	-5.88	1.20	0.83
Dorada	Au (g/t)	51	1,184	1,587,335	0.00	0.00	45.92	45.90	7.93	5.62	-29.12	1.30	0.93
Dorada	Au (g/t)	52	397	729,997	0.00	0.02	50.81	50.81	6.00	4.93	-17.81	1.29	0.72
Esmeralda	Ag (g/t)	13	560	2,775,846	0.00	0.20	3,031.98	4,994.69	285.48	240.34	-15.81	1.82	1.41
Esmeralda	Ag (g/t)	14	80	541,889	0.00	0.25	1,949.00	3,720.00	299.68	319.42	6.59	1.66	1.90
Esmeralda	Au (g/t)	13	560	2,775,846	0.00	0.00	66.18	89.90	6.20	5.62	-9.24	1.65	1.11
Esmeralda	Au (g/t)	14	80	541,889	0.00	0.00	87.00	87.00	9.28	9.21	-0.70	1.91	1.40
Magenta	Ag (g/t)	3	9,293	3,213,095	0.00	0.25	2,291.05	2,291.05	472.86	331.13	-29.97	1.19	1.12
Magenta	Au (g/t)	3	9,293	3,214,080	0.00	0.01	148.86	148.85	23.27	15.93	-31.53	1.31	1.16
Providencia	Ag (g/t)	60	14,594	5,264,754	0.00	0.25	2,071.00	2,070.98	405.42	352.66	-13.01	1.16	0.86
Providencia	Ag (g/t)	61	510	1,277,202	0.00	0.80	1,382.81	1,382.70	208.54	180.57	-13.41	1.17	0.80
Providencia	Ag (g/t)	62	574	1,325,342	0.11	0.11	2,936.75	2,936.75	273.13	242.99	-11.04	1.16	0.75
Providencia	Au (g/t)	60	14,594	5,264,754	0.00	0.01	53.30	53.30	6.80	6.21	-8.63	1.14	0.78
Providencia	Au (g/t)	61	510	1,277,219	0.00	0.00	42.10	62.10	4.36	4.90	12.45	1.33	0.88
Providencia	Au (g/t)	62	574	1,325,342	0.00	0.00	39.30	39.30	4.72	4.06	-13.87	1.42	0.80

14-21

TABLE 14-10 ID3 VERSUS NN BLOCK GRADES
Yamana Gold Inc. - El Peñón Mine

		Element
Zone	Domain	(g/t)	Block Count	NN Min	ID3 Min	NN Max	ID3 Max	NN Mean	ID3 Mean	NN CV	ID3 CV
Magenta	3	Ag	3,213,095	0.21	0.25	2,291.05	2,291.05	336.94	331.13	1.36	1.12
505_506	5	Ag	4,232,596	0.25	0.25	6,533.35	6,533.35	134.21	133.65	1.83	1.71
505_506	6	Ag	2,193,747	0.10	0.10	800.00	798.53	83.68	82.08	1.23	0.90
Esmeralda	13	Ag	2,775,846	0.20	0.20	5,000.00	4,994.69	224.08	240.34	1.76	1.41
Esmeralda	14	Ag	541,889	0.25	0.25	3,720.00	3,720.00	315.71	319.42	2.14	1.90
Dorada	50	Ag	7,013,323	0.25	0.64	1,434.14	3,027.03	259.65	579.63	1.05	0.85
Dorada	51	Ag	1,587,335	0.60	0.60	3,117.42	3,116.26	286.46	289.24	1.32	1.06
Dorada	52	Ag	729,820	2.40	2.41	2,459.76	2,459.62	267.76	267.77	0.88	0.73
Providencia	60	Ag	5,264,754	0.25	0.25	2,071.00	2,070.98	354.03	352.66	1.12	0.86
Providencia	61	Ag	1,277,202	0.80	0.80	1,382.81	1,382.70	179.14	180.57	0.93	0.80
Providencia	62	Ag	1,325,342	0.11	0.11	2,936.75	2,936.75	238.36	242.99	0.92	0.75
Cerro_Martillo	500	Ag	672,664	0.60	0.62	1,103.00	1,103.00	179.21	180.36	1.04	0.81

Magenta	3	Au	3,214,080	0.01	0.01	148.86	148.85	16.26	15.93	1.47	1.16
505_506	5	Au	4,232,596	0.01	0.01	108.84	108.84	10.15	10.06	1.10	0.83
505_506	6	Au	2,193,747	0.00	0.00	60.00	59.99	7.31	7.32	1.14	0.84
Esmeralda	13	Au	2,775,846	0.00	0.00	90.00	89.90	5.49	5.62	1.37	1.11
Esmeralda	14	Au	541,889	0.00	0.00	87.00	87.00	8.48	9.21	1.64	1.40
Dorada	50	Au	7,013,350	0.01	0.03	38.31	46.17	7.27	8.72	1.01	0.83
Dorada	51	Au	1,587,335	0.00	0.00	45.92	45.90	5.60	5.62	1.15	0.93
Dorada	52	Au	729,997	0.02	0.02	50.81	50.81	4.92	4.93	0.89	0.72
Providencia	60	Au	5,264,754	0.01	0.01	53.30	53.30	6.26	6.21	1.06	0.78
Providencia	61	Au	1,277,219	0.00	0.00	62.10	62.10	4.87	4.90	1.11	0.88
Providencia	62	Au	1,325,342	0.00	0.00	39.30	39.30	4.02	4.06	1.07	0.80
Cerro_Martillo	500	Au	672,664	0.10	0.10	34.26	34.26	5.65	5.62	0.91	0.70

14-22

au
Legend:
Block Model
Composites
Volume
Count
Mean Volume
Mean
Volume
Count (of 640)
xcentre
ycentre
zcentre
au Histogram
Legend:
Frequency Length
Frequency volume
au

Figure 14-5

Yamana Gold Inc.

El Peñón Mine

Antofagasta Region (II), Chile

Examples Swath Plots and Histogram (Esmeralda-Au)

March 2018

Source: Yamana Gold Inc., 2010.

14-23

N
7300700 N
7300600 N
450000 E
Legend:
< 0.10
0.10 -0.25
0.25 -0.50
0.50 -1.0
1.0 -2.5
2.5 -5.0
5.0 -10.0
> 10.0
0 10 20 30 40 50
Metres
March 2018
Source: RPA., 2018.

Figure 14-6

Yamana Gold Inc.

El Peñón Mine

Antofagasta Region (II), Chile

14-24

RPA performed advanced reporting in Vulcan software to validate Yamana’s Mineral Resource and Mineral Reserve estimates. RPA was able to closely match Yamana’s numbers using the same criteria. RPA’s validation results suggest that the Yamana estimates are reasonable. The block models are suitable to support Mineral Resource and Mineral Reserve estimation.

CLASSIFICATION

Definitions for Mineral Resource categories used in this report are consistent with those defined by CIM (2014) and adopted by NI 43-101. In the CIM classification, a Mineral Resource is defined as “a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction”. Mineral Resources are classified into Measured, Indicated, and Inferred categories. A Mineral Reserve is defined as the “economically mineable part of a Measured and/or Indicated Mineral Resource” demonstrated by studies at Pre-Feasibility or Feasibility level as appropriate. Mineral Reserves are classified into Proven and Probable categories.

Mineral Resources at El Peñón are reported exclusive of Mineral Reserves. Currently, an in-house built algorithm is used to perform Mineral Resource classification. The algorithm is as follows:

•                  Blocks located inside the channel sample area wireframes are classified as Measured Mineral Resources.

•                  In order to avoid direct transitions from Measured to Inferred categories, blocks located in the drill hole area wireframes and within a 5 m radius from the channel samples, are classified as Indicated Mineral Resources.

•                  If two different drill hole-intercepts are located at a maximum distance of 37.5 m from each other in the dip and strike direction of the vein, then blocks located in an area of 18.75 m x 18.75 m around each intercept are classified as Indicated Mineral Resources.

•                  The remainder of the blocks located within the drill hole area wireframe are classified as Inferred Mineral Resources.

•                  Blocks located outside the UGGS solid are not classified, and are therefore not considered to be part of the Mineral Resources.

14-25

RPA reviewed the block model classification and concludes that the overall classification criteria and designation are reasonable and suitable to support Mineral Resource and Mineral Reserve estimation. RPA is of the opinion that the definitions for Mineral Resource categories used in this report are consistent with those defined by CIM (2014) and incorporated by reference in NI 43-101.

The algorithm method used by Yamana for smoothing classification is acceptable.

CUT-OFF GRADE

A cut-off grade of 2.71 g/t AuEq was used for all zones except for the Pampa Augusta Victoria, Fortuna-Dominador-Laguna and Chiquilla Chica zones at 2.82 g/t AuEq, 2.79 g/t AuEq, and 2.81 g/t AuEq, respectively. Parameters used to define these cut-off grades are shown in Table 14-11.

TABLE 14-11 CUT-OFF GRADE PARAMETERS
Yamana Gold Inc. - El Peñón Mine

Parameters	Units	Value
Gold Price	US$/oz	1,600
Silver Price	US$/oz	24
Gold Recovery	%	95.0
Silver Recovery	%	86.5
Mining Cost	US$/t	87.58
Processing Cost	US$/t	27.38
G&A	US$/t	16.31
Selling Cost	%	1.3
Transport Cost (Fortuna)	US$/t	3.86
Transport Cost (Chiquilla Chica)	US$/t	4.69
Transport Cost (PAV)	US$/t	5.24
AuEq Factor		75

DILUTION

The reported Mineral Resources consider minimum mining widths and expected dilutions (variable by vein) to determine reasonable prospects of eventual economic extraction.

After the mined out material and current Mineral Reserves were subtracted from the block models, a weighted average (2/3 to 1/3) of bench, split-blasting minimum mining widths, and

14-26

expected dilutions (rounded to the nearest 0.1 m) were used to design the Mineral Resource SMUs. Material lying outside the UGGS is treated as dilution for Mineral Resource estimation and zero gold and silver grades are assigned to this material. Parameters used to design the SMUs are shown in Table 14-12.

TABLE 14-12 SMU DESIGN PARAMETERS
Yamana Gold Inc. - El Peñón Mine

	Minimum	Maximum
	Mining Width	Mining Width	Height	Expected	Minimum
Vein	(m)	(m)	(m)	Dilution (m)	Dip (°)
Abundancia / La Paloma	0.6	6	12	1.0	60
Al Este	0.6	6	12	0.4	60
Al Este Este	0.6	6	12	0.4	60
Angelina	0.6	6	12	0.6	60
Angosta	0.6	6	12	0.7	60
Bermellón	0.6	6	12	0.7	60
Bermuda	0.6	6	12	0.8	60
Bonanza	0.6	6	12	0.7	60
Borde Oeste	0.6	6	12	0.7	60
Caracoles	0.6	6	12	0.7	60
Carmín	0.6	6	12	0.7	60
Carmín Sur	0.6	6	12	0.7	60
Caseron 505	0.9	6	12	0.9	60
Caseron 506	0.9	6	12	1.0	60
Cerro Martillo	0.9	6	12	0.8	60
Cerro Martillo Central Sur	0.6	6	12	0.7	60
Diablada	0.9	6	12	0.8	60
Discovery Wash	0.6	6	12	0.7	60
Dominador	0.9	6	12	0.6	60
Dorada	0.9	6	12	0.6	60
Dorada SW	0.9	6	12	0.6	60
El Valle	0.9	6	12	1.0	60
Elizabeth	0.6	6	12	0.8	60
Escarlata	0.6	6	12	0.7	60
Esmeralda	0.6	6	12	0.7	60
Esperanza	0.6	6	12	0.7	60
Fortuna	0.6	6	12	0.8	60
Fortuna Este	0.6	6	12	0.7	60
Laguna	0.6	6	4	0.6	—
Magenta	0.6	6	12	0.8	60
Magenta Norte	0.6	6	12	0.8	60
Martillo Flats	0.6	6	12	0.6	60
Orito Norte	0.9	6	12	0.8	60
Orito Sur	0.9	6	12	1.0	60

14-27

Vein	Minimum Mining Width (m)	Maximum Mining Width (m)	Height (m)	Expected Dilution (m)	Minimum Dip (°)
Orito West	0.6	6	12	0.7	60
Pampa Campamento	0.6	6	12	0.8	60
Pampa Providencia	0.8	6	12	0.6	60
Playa	0.9	6	12	0.8	60
Providencia	0.9	6	12	0.6	60
Púrpura	0.6	6	12	0.8	60
Rieles	0.6	6	12	0.7	60
Sorpresa	0.6	6	12	0.6	60
Ventura	0.6	6	12	0.6	60
Victoria	0.9	6	12	0.7	60
Vista Norte	0.9	6	12	0.8	60
VNW	0.9	6	12	0.7	60

GOLD EQUIVALENT FACTOR

Gold and silver prices of US$1,250/oz and US$18.00/oz at 95% and 86.5% recovery, for gold and silver respectively, were used to calculate the gold equivalent factor according to the following equation:

The gold equivalent factor of 75 was chosen for wireframe modelling and UGGS construction purposes.

14-28

15 MINERAL RESERVE ESTIMATE

SUMMARY

Mineral Reserves at the El Peñón Mine are estimated using Vulcan software including the MineModeller UG/OP, GeoModeller, Stope Optimizer, and Gantt Scheduler. SMUs are designed for each vein using metal prices, recoveries, and operating costs to determine an economic value of each SMU. SMUs with negative values are excluded from further consideration, except for drift SMUs that are above the marginal cut-off grade.

The December 31, 2017 Mineral Reserve estimate is listed in Table 15-1.

TABLE 15-1 MINERAL RESERVE ESTIMATE — DECEMBER 31, 2017
Yamana Gold Inc. — El Peñón Mine

	Tonnage	Grade		Contained Metal
Category	(000 t)	(g/t Au)	(g/t Ag)	(000 oz Au)	(000 oz Ag)
Proven	1,061.80	5.90	192.4	201.2	6,567.4
Probable	3,331.82	5.25	158.8	562.6	17,011.0
Total	4,393.62	5.41	166.9	763.8	23,578.0

Notes:

1.                   CIM (2014) definitions were followed for Mineral Reserves.

2.                   Mineral Reserves are estimated using processing recoveries from a geometallurgical model, as recoveries are variable by ore type.

3.                   A cut-off grade of 3.48 g/t AuEq was used in the Mineral Reserve for most veins except as follows: a cut-off grade of 3.62 g/t AuEq used for the Elizabeth and Victoria veins in the Pampa Augusta Victoria Area (for a US$5.24/t additional transportation cost) and a cut-off of 3.59 g/t AuEq used for the Fortuna, Dominador, and Laguna veins in the Fortuna and Laguna Area (for a US$3.86/t additional transportation cost).

4.                   Mineral Reserves are estimated using an average long-term gold price of US$1,250/oz and a silver price of US$18/oz.

5.                   A minimum mining width of 0.60 m to 1.0 m was used depending on the vein.

6.                   Bulk density varies from 2.36 t/m3 to 2.57 t/m3.

7.                   The SMUs include Inferred Mineral Resources and unclassified material (blocks located outside of the UGGS). These materials were treated as dilution for mine planning and Mineral Reserve estimation purposes. Zero gold and silver grades have been assigned to them.

8.                   Numbers may not add due to rounding.

RPA is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

A breakdown of the Mineral Reserves by vein is listed in Table 15-2. The majority of the Mineral Reserves are underground, with small quantities of open pit and low-grade stockpiles included in the totals.

15-1

TABLE 15-2 MINERAL RESERVE ESTIMATES BY VEIN — DECEMBER 31, 2017
Yamana Gold Inc. — El Peñón Mine

PROVEN + PROBABLE

		Grade		Contained Metal
Vein	Tonnage (t)	Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)
Providencia	206,034	4.55	215.2	30,125	1,425,508
Sorpresa	80,668	4.40	199.5	11,422	517,310
Pampa Campamento	106,013	4.37	155.8	14,885	530,968
Discovery Wash	96,835	4.68	121.1	14,577	376,914
El Valle	157,002	4.94	95.3	24,946	481,169
Al Este	272,898	5.58	245.7	48,943	2,155,408
Bonanza	102,421	7.50	59.3	24,684	195,341
Vista Norte	104,038	5.67	42.1	18,955	140,909
Orito Sur	113,402	4.72	72.4	17,214	263,780
Orito Norte	37,041	5.67	29.8	6,751	35,449
Púrpura	39,319	4.98	399.7	6,291	505,318
Cerro Martillo	193,846	4.06	152.3	25,326	949,329
Dorada	345,721	4.65	278.2	51,695	3,091,643
Dorada SW	40,806	3.31	265.7	4,339	348,534
Magenta	163,166	7.47	97.5	39,176	511,547
Magenta Norte	56,286	5.08	137.8	9,185	249,408
Carmín	67,296	9.71	40.5	21,004	87,648
Carmín Sur	53,766	8.23	60.7	14,231	104,889
Escarlata	30,652	10.69	34.0	10,536	33,517
Caracoles	1,124	1.67	196.5	60	7,105
Martillo Flats	155,497	4.45	217.9	22,257	1,089,429
Fortuna	115,619	3.97	337.6	14,772	1,254,933
Dominador	11,782	6.27	191.6	2,376	72,577
Playa	14,399	4.97	122.5	2,303	56,690
Caserón 505	205,953	6.44	66.7	42,622	441,563
Caserón 506	123,227	5.27	46.9	20,893	185,651
Diablada	84,781	6.89	41.6	18,790	113,483
Angelina	37,956	7.12	58.1	8,683	70,918
Bermellón	19,863	6.78	182.0	4,329	116,211
Victoria (PAV)	200,643	5.83	114.8	37,612	740,831
Elizabeth (PAV)	85,008	2.45	405.0	6,695	1,106,925
Esmeralda	161,025	4.87	201.0	25,211	1,040,306
Esperanza	32,519	10.11	162.1	10,570	169,488
Borde Oeste	37,699	5.15	230.8	6,244	279,726
Veta Norweste	59,689	4.46	221.2	8,566	424,430
Ventura	160,614	4.88	340.9	25,175	1,760,484
Laguna	135,031	6.71	51.5	29,124	223,768
Abundancia	59,182	10.22	144.5	19,446	274,861
La Paloma	148,309	6.08	135.4	28,999	645,749
Orito West	27,536	8.10	148.4	7,172	131,413

15-2

		Grade		Contained Metal
Vein	Tonnage (t)	Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)
Cerro Martillo Central Sur	72,808	5.23	145.6	12,242	340,984
Total U.G.	4,217,477	5.5	166.3	748,425	22,552,112

Chiquilla Chica	49,226	0.49	445.3	777	704,786
505	15,928	5.21	21.3	2,666	10,900
Cerro Martillo	9,719	3.80	94.6	1,186	29,564
Discovery Wash	2,813	1.61	24.7	145	2,233
El Valle	6,750	1.94	33.9	421	7,357
Orito Norte	28,954	3.51	30.3	3,267	28,172
Total Open Pit	113,389	2.3	214.8	8,463	783,012

Stockpile U.G.	57,826	3.5	126.1	6,513	234,444
Stockpile Surface	4,927	2.4	53.0	388	8,465
Total Stockpile	62,753	3.4	120.4	6,901	242,909

Total Reserves	4,393,620	5.4	166.9	763,789	23,578,033

PROVEN

		Grade		Contained Metal
Vein	Tonnage (t)	Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)
Providencia	41,109	4.2	318.0	5,486	420,286
Sorpresa	14,418	4.7	170.5	2,178	79,052
Pampa Campamento	17,398	4.6	135.2	2,552	75,639
Discovery Wash	15,706	4.4	118.2	2,202	59,712
El Valle	7,685	3.5	84.5	874	20,881
Al Este	90,027	7.4	280.0	21,309	810,465
Bonanza	48,840	8.9	69.3	14,002	108,762
Vista Norte	17,986	5.4	57.8	3,105	33,399
Orito Sur	30,247	5.2	83.7	5,069	81,360
Orito Norte	16,589	4.7	29.8	2,513	15,887
Púrpura	3,092	6.5	122.4	642	12,172
Cerro Martillo	49,285	4.5	177.8	7,143	281,772
Dorada	86,057	5.0	315.4	13,762	872,785
Dorada SW	18,403	3.6	294.2	2,107	174,064
Magenta	34,867	9.6	141.6	10,717	158,711
Magenta Norte	12,356	4.7	151.6	1,862	60,218
Carmín	25,397	7.4	67.3	6,080	54,943
Carmín Sur	10,610	7.2	125.3	2,470	42,754
Escarlata	6,811	6.1	60.7	1,346	13,285
Martillo Flats	13,137	3.9	190.0	1,647	80,226
Fortuna	17,632	3.2	243.4	1,828	137,986
Dominador	579	4.8	48.1	89	895
Playa	1,164	4.2	94.0	159	3,519

15-3

		Grade		Contained Metal
Vein	Tonnage (t)	Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)
Caserón 505	75,469	4.9	70.7	11,921	171,569
Caserón 506	30,471	5.3	57.4	5,156	56,209
Diablada	11,767	5.9	17.0	2,243	6,441
Angelina	13,004	6.3	40.4	2,635	16,905
Bermellón	9,996	9.0	215.3	2,881	69,176
Victoria (PAV)	61,960	7.9	117.5	15,752	234,090
Elizabeth (PAV)	37,924	3.3	463.2	4,066	564,792
Esmeralda	13,943	7.4	293.3	3,310	131,467
Esperanza	905	2.6	150.1	76	4,367
Veta Norweste	25,637	4.7	299.4	3,872	246,749
Ventura	66,954	6.2	449.4	13,375	967,306
Laguna	10,027	6.9	46.6	2,212	15,019
Abundancia	38,590	12.2	161.4	15,190	200,196
La Paloma	83	2.0	183.8	5	492
Total U.G.	976,126	6.1	200.2	191,837	6,283,549

505	5,694	3.8	52.1	702	9,539
Cerro Martillo	6,672	4.0	96.6	862	20,732
El Valle	6,750	1.9	33.9	421	7,357
Orito Norte	3,804	4.3	27.2	524	3,323
Total Open Pit	22,920	3.4	55.6	2,510	40,951

Stockpile U.G.	57,826	3.5	126.1	6,513	234,444
Stockpile Surface	4,927	2.4	53.4	388	8,465
Total Stockpile	62,753	3.4	120.4	6,901	242,909

Total Reserves	1,061,799	5.90	192.38	201,247	6,567,408

PROBABLE

		Grade		Contained Metal
Vein	Tonnage (t)	Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)
Providencia	164,925	4.6	189.6	24,640	1,005,246
Sorpresa	66,250	4.3	205.8	9,244	438,267
Pampa Campamento	88,615	4.3	159.8	12,333	455,338
Discovery Wash	81,129	4.7	121.6	12,375	317,209
El Valle	149,317	5.0	95.9	24,072	460,296
Al Este	182,871	4.7	228.8	27,635	1,344,978
Bonanza	53,581	6.2	50.3	10,683	86,582
Vista Norte	86,052	5.7	38.9	15,851	107,512
Orito Sur	83,155	4.5	68.2	12,145	182,425
Orito Norte	20,452	6.4	29.8	4,238	19,562
Púrpura	36,226	4.9	423.4	5,650	493,154
Cerro Martillo	144,561	3.9	143.6	18,183	667,573
Dorada	259,664	4.5	265.8	37,934	2,218,909

15-4

		Grade		Contained Metal
Vein	Tonnage (t)	Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)
Dorada SW	22,404	3.1	242.2	2,232	174,476
Magenta	128,299	6.9	85.5	28,459	352,845
Magenta Norte	43,930	5.2	134.0	7,323	189,194
Carmín	41,899	11.1	24.3	14,924	32,706
Carmín Sur	43,156	8.5	44.8	11,761	62,137
Escarlata	23,841	12.0	26.4	9,190	20,232
Caracoles	1,124	1.7	196.5	60	7,105
Martillo Flats	142,360	4.5	220.5	20,610	1,009,221
Fortuna	97,987	4.1	354.6	12,944	1,116,968
Dominador	11,203	6.4	199.0	2,287	71,683
Playa	13,236	5.0	125.0	2,144	53,172
Caserón 505	130,484	7.3	64.4	30,702	270,002
Caserón 506	92,756	5.3	43.4	15,738	129,446
Diablada	73,014	7.0	45.6	16,547	107,043
Angelina	24,952	7.5	67.3	6,048	54,014
Bermellón	9,868	4.6	148.3	1,447	47,036
Victoria (PAV)	138,683	4.9	113.7	21,861	506,753
Elizabeth (PAV)	47,084	1.7	358.1	2,629	542,151
Esmeralda	147,082	4.6	192.2	21,902	908,856
Esperanza	31,614	10.3	162.5	10,494	165,124
Borde Oeste	37,699	5.2	230.8	6,244	279,731
Veta Norweste	34,052	4.3	162.3	4,694	177,688
Ventura	93,660	3.9	263.4	11,800	793,208
Laguna	125,004	6.7	51.9	26,913	208,753
Abundancia	20,593	6.4	112.8	4,256	74,670
La Paloma	148,226	6.1	135.4	28,995	645,268
Orito West	27,536	8.1	148.4	7,172	131,416
Cerro Martillo Central Sur	72,808	5.2	145.7	12,242	340,990
Total U.G.	3,241,352	5.34	156.11	556,601	16,268,940

Chiquilla Chica	49,226	0.5	445.3	777	704,798
505	10,234	6.0	4.1	1,963	1,362
Cerro Martillo	3,047	3.3	90.2	324	8,832
Discovery Wash	2,813	1.6	24.7	145	2,233
El Valle	—	0.0	0.0	—	—
Orito Norte	25,150	3.4	30.7	2,743	24,849
Total Open Pit	90,469	2.05	255.1	5,954	742,074

Total Reserves	3,331,821	5.25	158.8	562,554	17,011,015

15-5

Notes:

1.                   CIM (2014) definitions were followed for Mineral Reserves.

2.                   Mineral Reserves are estimated using processing recoveries from a geometallurgical model, as recoveries are variable by ore type.

3.                   A cut-off grade of 3.48 g/t AuEq was used in the Mineral Reserve for most veins except as follows: a cut-off grade of 3.62 g/t AuEq used for the Elizabeth and Victoria veins in the Pampa Augusta Victoria Area (for a US$5.24/t additional transportation cost) and a cut-off of 3.59 g/t AuEq used for the Fortuna, Dominador, and Laguna veins in the Fortuna and Laguna Area (for a US$3.86/t additional transportation cost).

4.                   Mineral Reserves are estimated using an average long-term gold price of US$1,250/oz and a silver price of US$18/oz.

5.                   A minimum mining width of 0.60 m to 1.0 m was used depending on the vein.

6.                   Bulk density varies from 2.36 t/m3 to 2.57 t/m3.

7.                   The SMUs include Inferred Mineral Resources and unclassified material (blocks located outside of the UGGS). These materials were treated as dilution for mine planning and Mineral Reserve estimation purposes. Zero gold and silver grades have been assigned to them.

8.                   Numbers may not add due to rounding.

MINERAL RESERVE PROCESS

The process of Mineral Reserve estimation is shown in Figure 15-1, outlining the steps included in the estimation process.

FIGURE 15-1 MINERAL RESERVES PROCESS

SMU DESIGN

The drift and bench SMUs are automatically designed using Vulcan Stope Optimizer. Drifts are spaced at varying vertical intervals (sublevels between six metres to 16 m) and defined

15-6

considering the width, grade and dip of the mineralization as well as geotechnical conditions. The drift parameters for all veins are as listed in Table 15-3.

TABLE 15-3 SMU DRIFT PARAMETERS

Yamana Gold Inc. — El Peñón Mine

	Minimum Mining	Maximum Mining	Drift Height	Expected
Vein	Width (m)	Width (m)	(m)	Dilution (m)
All	0.6	6.0	4.0	0.5

The SMUs are 15 m in length and typically mined out in five rounds of three metres. After drifts are completed and ground support is installed, stoping commences with development of a slot raise at the vein extremity to provide the initial void space to continue blasting the production longholes and advancing the stope. Typical stope dimensions are 1.2 m to six metres in width and six metres to 16.0 m in height.

An economic value is determined for each SMU using metal prices, recoveries, and operating costs. SMUs with negative economic values are excluded from any further analysis, except for those drift SMUs above the marginal cut-off grade. Any Inferred Resources contained within an SMU are treated as waste and assigned a zero grade. SMUs with positive economic returns are analyzed for inclusion into the LOM plan. A development cost analysis is carried out before any SMU is included in the LOM plan. Measured Mineral Resources contained in the SMUs included in the LOM plan are converted to Proven Mineral Reserves, while Indicated Mineral Resources contained in the SMU included in the LOM are converted to Probable Mineral Reserves.

The economic parameters used in the Mineral Reserves estimate are shown in Table 15-4.

TABLE 15-4 ECONOMIC PARAMETERS
Yamana Gold Inc. — El Peñón Mine

Parameter	Units	Value
Gold Price	US$/oz	1,250
Silver Price	US$/oz	18
Gold Recovery	%	Variable
Silver Recovery	%	Variable
Mining – Bench & Fill	US/t ore	87.58
Mining - Cut & Fill	US/t ore	115.00
Mining - Open Pit	US/t ore	5.00

15-7

Parameter	Units	Value
Processing Cost	US/t ore	27.38
G & A	US/t ore	16.31
Selling Cost-Gold	%	1.3
Selling Cost-Silver	%	1.2
Infrastructure (Drift)	US$/m	2,277
Access	US$/m	2,322
Lateral (Dev.)	US$/m	3,337
Vertical (Dev.)	US$/m	1,404
Transport Cost (Fortuna)	US$/t ore	3.86
Transport Cost (Chiquilla Chica)	US$/t ore	4.69
Transport Cost (PAV)	US$/t ore	5.24

The economic value of each SMU is determined using the following revenue and cost formulas:

Value: I = Tm*(PAu-CvAu)/31.10348*LAu*RAu*Rm+Tm(PAg-CvAg)/31.10348*LAg*RAg*Rm

Where I = Ingreso or Value US$

Tm= Ore Tonnes (Measured + Indicated with dilution)

LAu, LAg = Mean grades for gold and silver (g/t)

PAu, PAg = Metal prices (US$/oz)

CvAu, CvAg = Cost of sales for gold and silver (US$/oz)

RAu, RAg = metallurgical recovery of gold and silver (%)

Rm = mining recovery.

and

Total Cost C = ((Cp+ G&A+ Cm)*Tm)*Rm

CMina = Mining cost US$

Tm = Ore Tonnes (Measured + Indicated with dilution)

Cp = Processing cost (US$/t feed)

Cr= Backfilling cost (US$/m3) (included in CMina)

G&A = General and Administration cost (US$/tonne feed)

Rm = Mining Recovery (%)

and

Benefit B = I-C for each SMU US$

Modelling of the resource estimation for conversion to reserves does not include a cut-off grade or minimum mining widths. Global resources are estimated in these domains. The information is provided to the engineering department who carry out the following process:

15-8

1.                   Mined out areas are subtracted from the models (grades of these blocks are set to zero).

2.                   A stope optimization process is done which considers a cut-off of 3.48 g/t AuEq (US$1,250/oz Au and US$18/oz Ag), minimum mining widths, and expected dilution.

3.                   On the resulting stopes, an infrastructure analysis is done in order to review if the extraction of these stopes pays for the development costs. Stopes that pass the analysis are considered Mineral Reserves.

After the process is completed, the reserve SMUs are returned to the geology department who consider this material also as mined out material in order to report resources exclusive of reserves (grades in reserves SMUs are set to zero).

Finally, another stope optimization process is carried out on the models, in this case at a cut-off of 2.71 g/t AuEq (US$1,600/oz Au and US$24/oz Ag) considering also minimum mining widths and expected dilutions. These are not analyzed for infrastructure. Material in the resulting SMUs is considered Mineral Resources.

RPA is of the opinion that the conversion process of Mineral Resources to Mineral Reserves is robust and ensures that each SMU has positive economic value.

DILUTION

The dilution estimates of the SMUs used for the Mineral Reserves estimates for the various veins at El Peñón are listed in Table 15-5 that follows.

15-9

TABLE 15-5 SMU MINING PARAMETERS
Yamana Gold Inc. — El Peñón Mine

Vein	Minimum Mining Width (m)	Maximum Mining Width (m)	Height (m)	Expected Dilution (m)	Minimum Dip (°)
Caseron 505	1.00	6	14	1.10	60
Caseron 506	1.00	6	14 or 16	1.30 to 1.40	60
Abundancia	0.60	6	8	1.00	60
Al Este	0.60 to 1.00	6	8	0.40 to 1.50	60
Angelina	0.60 to 1.00	6	8 or 14	0.60 to 1.30	60
Bermellón	0.60	6	8	0.60 to 0.80	60
Bonanza	0.60 to 1.00	6	12	0.80 to 1.00	60
Borde Oeste	0.60	6	8	0.80	60
Carmín	0.60	6	8	0.80	60
Carmín Sur	0.60	6	8	0.80	60
Cerro Martillo	1.00	6	12	1.00	60
Diablada	1.00	6	14	1.00	60
Discovery Wash	0.60	6	6 or 8	0.70 to 0.80	60
Dominador	1.00	6	10	0.70	60
Dorada	1.00	6	10	0.60 to 0.70	60
Dorada SW	1.00	6	10	0.70	60
El Valle	1.00	6	10	1.20	60
Elizabeth	0.60	6	8	1.00	60
Escarlata	0.60	6	8	0.90	60
Esmeralda	0.60	6	8	0.75	60
Esperanza	0.60	6	8	0.80	60
Fortuna	0.60	6	8	1.00	60
La Paloma	0.60 to 1.00	6	8	0.50 to 1.20	60
Magenta	0.60	6	8	1.00	60
Magenta Norte	0.60	6	8	1.05	60
Martillo Flats	0.60	6	8	0.70	60
Orito Norte	1.00	5	14	1.00 to 1.20	60
Orito Sur	1.00	6	12	1.20	60
Pampa Campamento	0.60 to 1.00	6	6 or 10	0.90 to 1.00	60
Playa	1.00	6	10	1.00	60
Providencia	1.00	6	10	0.60	60
Púrpura	0.60	6	8	0.95	60
Sorpresa	0.60 to 1.00	6	6 or 8	0.60 to 0.80	60
Ventura	0.60 to 1.00	6	8	0.60 to 1.60	60
Victoria	1.00	6	12	0.80	60
Vista Norte	1.00	6	10	1.00	60
VNW	1.00	6	10	0.80	60

The dilution estimates are reconciled with Cavity Monitoring System (CMS) measurements that are used to compare the actual stope outline to the designed stope shapes. The actual dilution results versus the dilution design for 2017 are presented in Table 15-6 for the various mining areas.

15-10

TABLE 15-6 DRIFT AND STOPE DILUTION
Yamana Gold Inc. — El Peñón Mine

Split Blasting - Drifts

Mine	Vein Width (m)	Actual Dilution (m)	Design Dilution (m)	Actual Dilution (%)	Design Dilution (%)
PAV	1.53	0.53	0.60	34	39
Mina Sur	2.58	0.64	0.60	25	23
Mina Norte	1.66	0.65	0.60	39	36
Laguna	2.16	0.58	0.60	27	28
Bloque Norte	1.47	0.61	0.60	41	41
Grand Total	1.87	0.61	0.60	33	32

Bench and Fill - Stopes

Mine	Vein Width (m)	Actual Dilution (m)	Design Dilution (m)	Actual Dilution (%)	Design Dilution (%)
Bloque Norte	1.01	1.10	0.83	108	82
Mina Norte	1.03	0.91	0.81	88	79
Mina Sur	1.52	1.13	1.07	75	71
PAV	1.01	0.97	0.88	96	97
Grand Total	1.20	1.04	0.93	86	77

While drifts are generally quite close to the planned design, the stopes are 11% larger, resulting in higher than designed dilution rates. This indicates that stope dilution is harder to control due to longer drill holes required, vein inclination and greater surface area opened on both the hanging wall and footwall following blasting operations. The speed of the backfilling cycle is important to reduce the period of time the walls are left unsupported.

The expected dilution is estimated using the Mathews Stability graph and estimated equivalent of overbreak/slough (ELOS) as shown in Figure 15-2. RPA recommends monitoring the ELOS value based on the ongoing measurements and results obtained.

15-11

FIGURE 15-2 ELOS DILUTION GRAPH

EXTRACTION

The SMUs are 7.5 m or 15 m in length and six metres to 15 m in height. While dilution thicknesses are applied as well, the extraction for 86% of SMUs is considered to be 100%, resulting in an average approximately 2% of ore losses. In RPA’s opinion, there should be consideration for losses during the stoping and mucking operations, in particular as the mining method utilized is a bulk mining method requiring some portion of the mucking operations to use remote operating load-haul-dump (LHD) equipment. Losses can be incurred through poor visibility, material hang ups, and equipment limitations. El Peñón mine staff apply extraction factors in their internal mine planning process, which average approximately 95%, depending on the zone and mining method. In RPA’s opinion, the losses incurred should be reflected in the Mineral Reserves.

Dilution and mining recovery are controlled by the engineering team at El Peñón who perform excavation measurements, using Maptek I-Site, 3D laser scanning system to confirm stope contours, and also the Reflex instrumental tool is used to control deviation of production blast holes.

15-12

CUT-OFF GRADE

The cut-off grade was determined using the Mineral Reserve metal prices, metal recoveries, transport, treatment, and refining costs, as well as mine operating cost. At the estimated operating cost of US$131/t processed, the breakeven cut-off grade is 3.48 g/t AuEq using a gold price of US$1,250/oz and silver price of US$18/oz, for most zones. The exceptions include the Elizabeth and Victoria veins in the PAV area, where a cut-off grade of 3.62 g/t AuEq is used due to an additional US$5.24/t transportation cost, and the Fortuna and Laguna areas, where a cut-off grade of 3.59 g/t AuEq is used due to an additional transportation cost of US$3.86/t.

A gold equivalent factor is calculated using the metal prices and recoveries for gold and silver of 95% and 86.5%, respectively. This resulted in a factor of 76.3, however, for wireframe modelling and UGGS construction purposes, a gold factor of 75 was used. The gold factor is only used for wireframe modelling during the resource and reserve estimation process.

Additional notes for the Mineral Reserves estimation are:

•                            Operating costs used to determine the cut-off grade do not consider the cross-cut cost (only mine cost, processing cost, G&A, and selling cost) because the cost for cross-cuts for each production panel in the mine is not known, as well as the number of SMUs, this cost is to be divided.

•                       After stope optimization for the reserve estimation, 100% of the cross-cut cost is considered in the infrastructure cost analysis carried out on optimized stopes before including these in the reserves.

Metal prices are considered reasonable and in RPA’s opinion, the cut-off grades have been appropriately derived.

RECONCILIATIONS

The F1 reconciliation of the long term plan based on the Mineral Reserves and the short term plan based on production forecasts is indicated in Table 15-7. As demonstrated in Table 15-7, the long term to short term variance has significantly improved in 2017. Yamana uses the SMU approach for mine planning and Mineral Reserve estimation and have improved the block modelling methodology to prevent the spread of metal into ancillary veins and structures. This in turn, has improved the quality of the mining plan and has consequently provided more accurate overall results.

15-13

In gold vein deposits such as El Peñón, mining often occurs in areas that have not been fully drilled and in newly discovered veins and extensions of veins. Figure 15-3 shows that the amount of planned material from reserves has been increasing and that the mining of unplanned material has decreased.

The F2 reconciliation of the mine production based on the short-term model compared to the adjusted process plant results is shown below in Table 15-8. As noted in the table, the plant reconciliation appears to have improved over the last 3.5 years, indicating a closer level of variance. In RPA’s opinion, the reconciliation is within reasonable limits and efforts to track reconciliation should continue on a regular basis.

15-14

TABLE 15-7 F1 RECONCILIATION OF LONG TERM AND SHORT TERM PLANS
Yamana Gold Inc. — El Peñón Mine

	Long Term Plan					Short Term Plan					Variance (%)
	Reserve	Grade		Metal		Actual	Grade		Metal			Grade		Metal
Year	Tonnes (000)	Au (g/t)	Ag (g/t)	(000 oz Au)	Au (g/t)	Tonnes (000)	Au (g/t)	Ag (g/t)	(000 oz Au)	(000 oz Ag)	Tonnes	Au	Ag	oz Au	oz Ag
2014	1,065	8.9	235.8	306	8,078	917	7.6	195.2	225	5,753	(14)	(14.4)	(17.2)	(26.4)	(28.8)
2015	680	6.9	194.3	150	4,247	529	6.7	208.2	113	3,542	(22)	(3.3)	7.2	(24.8)	(16.6)
2016	801	5.8	170.8	150	4,397	679	5.6	177.4	123	3,870	(15)	(2.9)	3.8	(17.8)	(12.0)
2017	567	5.3	176.9	96	3,224	527	5.3	176.0	90	2,979	(7)	1.2	(0.5)	(6.0)	(7.6)

TABLE 15-8 F2 RECONCILIATION OF MINE PRODUCTION AND PLANT
Yamana Gold Inc. - El Peñón Mine

	Mine Production				Plant Results				Reconciliation
	Production	Au	Ag	AuEq	Processing	Au	Ag	AuEq	Au	Ag	AuEq
Year	Ton	g/t	g/t	g/t	Ton	g/t	g/t	g/t	%	%	%
2014	1,474,859	6.4	202.9	10.5	1,474,859	6.4	212.0	10.6	0.5%	-4.5%	-1.4%
2015	1,418,128	5.5	201.9	8.2	1,418,129	5.3	194.0	7.9	3.0%	3.9%	3.3%
2016	1,421,241	5.2	162.6	7.4	1,421,241	5.1	153.9	7.2	2.0%	5.3%	3.0%
2017	1,041,199	5.1	148.3	7.1	1,041,199	4.9	150.6	7.0	-2.1%	1.5%	-1.1%
Total	5,355,428	5.6	181.3	8.4	5,355,429	5.5	179.9	8.3	1.8%	0.8%	1.5%

15-15

FIGURE 15-3 MINED MATERIAL

15-16

16 MINING METHODS

MINE DESIGN, MINING METHOD

The mine layout depicted in Figure 16-1 shows an isometric view, plan view, and longitudinal view of the mine. The various veins in the El Peñón mine are accessed using ramps, as illustrated in the isometric view, which are a suitable access method given the depth of the mine operations and required flexibility for accessing the veins at the appropriate elevations. The ramps provide flexibility for rapid adjustments for changes in direction and elevation.

Underground mine infrastructure includes the required ramps, cross-cuts for access and various lateral development, as well as excavations for power stations, mine sumps, refuge stations, maintenance shops, and other facilities. Ventilation raises are driven as required to provide the air requirement to meet mine regulations for the mine workers and operating underground equipment. Other installations include a shotcrete plant, backfill plant, and communications system. The total mine system extends for approximately ten kilometres on strike and covers a vertical extent of approximately 500 m, from the highest portal collar elevation to the bottom most mine workings. Main access ramps measure 4.3 m high by 4.5 m wide driven at -15% gradient or as required in certain areas. Stope access drifts and drives on ore are four metres high by four metres wide. Ventilation raises typically measure 2.4 m in diameter.

The mining method utilized at El Peñón is the Bench and Fill Method, which is a narrow vein longhole stoping method followed by a combination of consolidated and unconsolidated backfill to provide the required support for continued mining. The stoping method is shown in Figure 16-2.

16-1

Longitudinal View
2300 m
2100 m
1900 m
1700 m
1500 m
1300 m

Isometric View

Plan View
0 1/2 1 3/2 2
Kilometres

Figure 16-1

Yamana Gold Inc.

El Peñón Mine

Antofagasta Region (II), Chile

El Peñón Mine Layout

March 2018

Source: RPA, 2018.

16-2

As a result of the very narrow vein widths in many areas of the mine, “split-blasting” is utilized to reduce dilution. A typical split-blast face can be seen in Figure 16-3. The minimum width of a split-blast is currently 1.1 m (0.6 m plus 0.5 m dilution). Once the split-blast ore is mucked out, the remaining waste is slashed out and used for unconsolidated backfill. A top access drift is driven for a drill drift and a bottom access drift is driven for extraction of the blasted ore. Typical sublevel intervals are between six metres and 16 m. Drives on ore are typically four metres by four metres, however, can be as wide as six metres. All drifts on ore are grade control sampled either during every drill, blast, load, and haul cycle or at approximately three metre intervals. These samples are used to delimit the economic portion of the bench. This is then drilled using longholes, loaded, blasted, and mucked from the lower sublevel. Typical stope dimensions are 1.2 m to six metres wide, six metres to 16 m high and 7.5 m or 15 m in strike length. Vein widths and geotechnical characteristics will dictate how much dilution will be extracted during the mining of the stope. Backfilling is completed after the established length is reached, starting with a section of consolidated fill followed by unconsolidated waste fill. A typical stope is shown in Figure 16-4. Cut and fill has also been examined as a potential stoping method, however, it would only comprise a small part of the LOM plan.

In RPA’s opinion, the mining methods utilized are appropriate for the type of deposit.

16-3

4 a 6m
1
2
3
4
5
6
7
8
DRIFT
3 m
2,5 m
Legend:
① In-Situ Ore
② Ore Drift
③ Access Cross Cut
④ Jumbo Drilling Round
⑤ Unconsolidated Backfill
⑥ Cemented Backfill
⑦ Production Drilling
⑧ Backfilling Stope
March 2018
Source: RPA, 2018.

Figure 16-2

Yamana Gold Inc.

El Peñón Mine

Antofagasta Region (II), Chile

Schematic Bench and Fill Mining

16-4

Figure 16-3

Yamana Gold Inc.

El Peñón Mine

Antofagasta Region (II), Chile

Split Blast Face

March 2018

Source: Yamana Gold Inc., 2018.

16-5

1570 Bench & Fill Stope

1570 Stope Uppers

Figure 16-4

Yamana Gold Inc.

El Peñón Mine

Antofagasta Region (II), Chile

1570 Bench & Fill Stope with Down Holes and Uppers

March 2018

Source: Yamana Gold Inc., 2018.

16-6

GEOMECHANICS, GROUND SUPPORT

At El Peñón, all drift, cross-cut, and stope designs are reviewed and approved by the geotechnical staff prior to starting any full scale production. The production stopes and development areas are monitored by the geotechnical staff, which recommend the appropriate ground support to be used at each face. The typical ground support recommended includes split-sets, resin bolts, wire mesh, and shotcrete.

MINE PLANNING

The mine planning team at El Peñón is divided into short term, medium term, and long term planning. The deliverables by area are as follows:

SHORT TERM

•           Monthly and weekly mine plans

•           Operational and dilution control

•           Database administration

MEDIUM TERM

•           Quarterly plan

•           Detailed engineering — projects and mine services

•           Surveying

LONG TERM

•           Estimation of Mineral Reserves inventory

•           3P (Proven, Probable, and Inferred Categories) Analysis

•           Business Plan: Forecasts (12 or 18 months), Budgets (3 years), Projects

MINE DEVELOPMENT

The mine development realized in 2015, 2016, and 2017 is shown in Table 16-1. Over the last two and a half years, El Peñón operators have been able to successfully meet the development targets within acceptable limits. The planned development targets are achieved as a result of the multiple headings for development and an adequate equipment fleet.

16-7

TABLE 16-1 MINE DEVELOPMENT ACHIEVED
Yamana Gold Inc. – El Peñón Mine

	2015			2016			2017
Category	Actual	Budget	Variance	Actual	Budget	Variance	Actual	Budget	Variance
Capital Development (m)	13,508	14,280	-5.4%	17,234	16,904	2.0%	10,899	9,055	20.4%
Operating Development (m)	27,435	27,562	-0.5%	37,455	29,230	28.1%	31,659	25,834	22.5%
Total	40,943	41,842	-2.1%	54,689	46,134	18.5%	42,558	34,889	22.0%
Horizontal Development m/d	112	115		150	126		117	96

The development required over the remaining LOM period is summarized in Table 16-2. In RPA’s opinion, the planned LOM development is reasonable and should be achievable.

TABLE 16-2 MINE DEVELOPMENT IN LOM
Yamana Gold Inc. – El Peñón Mine

Description	Units	Total	2018	2019	2020	2021	2022	2023
Capital Development	m	44,071	9,820	13,083	9,576	8,492	2,637	462
Operating Development	m	113,190	26,784	28,595	24,313	22,682	8,392	2,424
Horizontal Meters	m	157,260	36,604	41,678	33,889	31,174	11,029	2,886

MINE PRODUCTION

The material moved underground consisting of ore, waste, and capital development material is shown in Table 16-3. The table indicates that the mine operations are capable of moving the planned volumes of ore and waste material.

16-8

TABLE 16-3 MINE MATERIAL MOVED
Yamana Gold Inc. – El Peñón Mine

Material Moved	2015			2016			2017
(000’s tonnes)	Actual	Budget	Variance	Actual	Budget	Variance	Actual	Budget	Variance
Ore Mined	1,178	1,468	-20%	1,303	1,544	-16%	999	970	3%
Waste + Marginal	1,834	1,233	49%	1,372	805	71%	1,030	788	31%
Total Mined	3,011	2,701	12%	2,675	2,349	14%	2,029	1,757	15%
Capital Waste	680	692	-2%	815	795	3%	502	365	38%
Total Moved	3,691	3,393	9%	3,490	3,143	11%	2,532	2,122	19%

PRE-PRODUCTION SCHEDULE

The  El Peñón mine has been operating for many years and preparation of new mining areas occurs through the normal planning process.

LIFE OF MINE PLAN

The LOM plan is presented below in Table 16-4.

TABLE 16-4 LIFE OF MINE PLAN
Yamana Gold Inc. – El Peñón Mine

Description	Total	2018	2019	2020	2021	2022	2023
Tonnes Milled	4,331	894	957	933	833	606	108
Grade Au (g/t):	5.4	5.6	5.3	5.4	5.9	4.9	5.0
Grade Ag (g/t):	167.4	188.2	193.0	158.6	140.9	149.1	150.9
Au (000 oz)	714	151	152	152	151	91	17
Ag (000 oz)	20,351	4,608	4,999	4,160	3,462	2,639	483
Capital Dev. (m)	69,697	15,739	20,472	15,176	13,227	4,254	828
Operating Dev. (m)	87,564	20,865	21,206	18,713	17,947	6,775	2,058
Total Lateral Dev. (m)	157,260	36,604	41,678	33,889	31,174	11,029	2,886

In RPA’s opinion,  El Peñón’s forecast production targets are attainable and reasonable, and the procedures used to forecast the LOM Plan are reasonable. From 2018 to 2021, Yamana plans to mine approximately 1.0 million tonnes per year, with gold grades averaging 5.5 g/t Au and silver grades averaging 170 g/t Ag. Forecast gold production averages approximately 150,000 ounces from 2018 to 2021 and declines to 91,000 ounces in 2022 and 17,000 ounces in 2023. Forecast silver production averages 4,307,000 ounces from 2018 to 2021 and declines to 2,639,000 ounces in 2022 and 483,000 in 2023. The objective of the exploration program is to continue extending the mine life with gold production at the level of 150,000 oz per year and over 4,000,000 ounces of silver from 2021 onwards.

16-9

INFRASTRUCTURE

See also Section 18, Project Infrastructure

SURFACE INFRASTRUCTURE

The various ore types are stored in surface stockpiles in proximity to the main crusher to allow the loader to feed the required blend of ore to the mill for processing. Tailings are sent to the tailings facility which has been permitted for approximately 45 million tonnes, approximately 19 million tonnes have currently been placed, and therefore, sufficient capacity is available for future storage. The stockpiles consisting of oxides with high clay content, oxides with low clay content, reduced high sulphides, and reduced low sulphide plus marginal ore are placed in close proximity facilitating the required blending by the surface loader operator each shift. Metal recoveries vary on each of these ore types for the low grade, high grade, and special material therefore requiring great attention in the blending process.

Power is fed to the site via the supplier, Gas Atacama, grid and backup power from seven gensets capable of providing approximately 10 MW of energy is available, if required.

ACCESS RAMPS

Access ramps 4.5 m wide by 4.3 m in height are used to access the various zones over the ten kilometre strike length of the mine workings. These ramps are shown in Figure 16-1. The ramps are driven at various gradients with predominately -15% used. Safety bays are placed at required intervals as well as substations and sumps for dewatering.

UNDERGROUND MINE

Mine infrastructure for the underground mine operations include the following:

•      Integrated operational control centre at the mine ensuring remote control of main operational indicators.

•      Fibre optics and WiFi available in main centers of the mine and surroundings.

•      Leaky feeder backup installed throughout the mine allowing clear voice communications at all times.

•      Real time monitoring of drill rigs allowing control of main key performance indicators (KPI) and ensuring the operational system (mining cycle) is achieved on a daily basis.

•      Thirty-eight surface ventilation fans downcast air into the mines and all ventilation is telemetrically controlled via variable frequency drives (VFD).

16-10

MATERIAL HANDLING

Materials are delivered to underground workplaces with mobile equipment capable of handling ground support material, blasting materials, and other construction materials.

VENTILATION

Adequate ventilation for the mine equipment and personnel underground is supplied via main surface ventilation fans that downcast fresh air into the mine workings. Auxiliary fans are used underground for development faces that are being driven and out of the main ventilation stream. An example of the ventilation system is shown in Figure 16-5.

16-11

Ventilation Arrangement (Typical)

VentiladorAxial
Estocada de Ventilación
Raise Borer
Drift Norte
Estocada Esteril
Drift Sur
Estocada Mineral
Dirección aire limpio
VentiladorAxial
Dirección aire limpio
Manga Ventilación Aspirante
Manga Ventilación Impulsante

Vent Raises
(Raisebore)
Downcast and Upcast Raises
Ventilation Schematic of the Bonanza Vein

Figure 16-5

Yamana Gold Inc.

El Peñón Mine

Antofagasta Region (II), Chile

Ventilation Schematic

March 2018

Source: RPA, 2018.

16-12

MINE EQUIPMENT

The mine equipment currently on site for El Peñón is shown in Table 16-5.

TABLE 16-5 EQUIPMENT LIST
Yamana Gold Inc. – El Peñón Mine

Type	Model	No. Units
Haul Trucks	Cat. AD30	16
Scoops 6 yd3	Various	11
Scoops 2 yd3	Toro- LH 203	4
Scoops 1 yd3	Toro- LH 210	1
Jumbo Drill	Atlas Copco M2C	7
Jumbo Drill	Atlas Copco Boomer 282	1
Boltec Drill	Atlas Copco H235	1
Boltec Drill	Atlas Copco H235S	4
Simba Drill	Atlas Copco H1254	4
Simba Drill	Atlas Copco S7D	5
Simba Drill	Atlas Copco H1257	1
Water Trucks	Cat. AD30	4
Mine Scalers	Various	9
Grader	Komatsu GD675	2
Telehandler	Manitou MT1030S	13
Service Trucks	Normet Utililift 1430	2
Mixer	Various	7
Roboshot	Various	6
Excavator Hyd.	Komatsu PC200	2
Wheel Loaders	Various	3
Light Towers	Various	15
Power Units/Gensets	Various	9

There are also support units including fuel and lubrication trucks, powder trucks, man carriers, and light vehicles used in the mining operation.

16-13

17 RECOVERY METHODS

The following is taken from Chacόn and Pérez (2017).

The process plant and associated facilities process run-of-mine (ROM) ore that is delivered to the primary crusher, using the main processes listed below:

•              Crushing

•              Grinding and pre-leaching thickening

•              Leaching

•              Counter-current decantation concentrate solution recovery

•              Clarification, zinc precipitation and precipitate filtering

•              Refining

•              Tailings filtering

•              Tailings disposal

The process flowsheet is shown in Figure 17-1 and should be referenced in conjunction with the following text describing the process plant.

The El Peñón processing plant has a nominal production capacity of approximately 1.533 million tpa of stockpiled and mined ore. The plant processed 2,853 tonnes per calendar day during 2017.

17-1

Figure 17-1

Yamana Gold Inc.
El Peñón Mine
Antofagasta Region (II), Chile
Process Flowsheet
ROM
Feed Hopper
Apron Feeder
Jaw Crusher
Fin Ore Bin
Auxiliary Stockpile
Hydrocyclones
SAG Mill
Pebbles
Ball Mill
Grinding Thickener
Unclarified Solution Pond
Leach Reactors
Mill Solution Pond
CCD Circuit
Clarified Rich Solution Pond
Barren Solution Tank
Clarifiying Filters
Deaeration Tower
Press Filters
Retorts
Smelting Furnace
Doré
Filters Feed Pond
Pan Filters
Tailings Dump
March 2018
Source: Yamana Gold Inc., 2017.

17-2

PRIMARY CRUSHING

ROM ore is dumped from a seven cubic metre capacity front-end loader (CAT 988H) through a 600 mm square-grid grizzly into 100 t capacity hopper. A 1,500 mm wide apron feeder is used to transfer ore from the dump hopper to the jaw crusher. Fine material is collected and transported directly to the conveyor belt that carries primary crushed material. Coarse material is fed into a 950 mm x 1,250 mm jaw crusher that produces a product with P80 of 63.5 mm. Crushed material is transported by a conveyor belt into a 1,500 t capacity bin. Additionally, an auxiliary crushing product stockpile is located to the northwest of the bin. The stockpile has a capacity of 10,800 t and covers an area of approximately 40 m x 60 m.

The ore stored in the bin is transported by a variable speed 250 tonnes per hour (tph) capacity mill feed conveyor belt to a transfer chute that discharges onto the belt that feeds the semi-autogenous grinding (SAG) mill.

The ore from the auxiliary stockpile is fed via a front-end loader to an encapsulated hopper with suppressor system to mitigate dust emissions. The hopper discharges onto a belt which transports the ore to the mill feed conveyor belt.

GRINDING/PRE-LEACH THICKENING

The SAG mill is fed by crushed material, and milling solution, to achieve the required pulp concentration inside the mill. Sodium cyanide (NaCN) solution is added as a leaching agent.

The SAG mill operates in series with a ball mill which feeds a battery of hydrocyclones. The underflow of the hydrocyclones returns to the SAG mill. Pebbles formed in the SAG mill are discharged by a trommel into a conveyor belt, which transports the pebbles to return to the mill feed conveyor belt. Alternatively, the pebbles may be mixed with crushed material to be recirculated to the grinding circuit. The concentration of the pulp fed to the hydrocyclones circuit is controlled on-line via density measurements through a nuclear density gauge.

The classification circuit consists of six hydrocyclones with four hydrocyclones operating, and two on stand-by. Overflow of the cyclones consists of a pulp which contains between 38% and 40% solids with a P80 of 150 µm. Particle size is controlled on-line through a PSI 300 particle analyzer. The overflow is fed to the grinding thickener. The underflow is recirculated to the SAG mill.

17-3

Flocculant is added to the grinding thickener in order to optimize solids settling. The underflow of the thickener, with a nominal solids concentration of 50% is pumped to the first leach tank. The thickener underflow pumps consist of two variable speed pumps (generally one operating and one stand-by) with flow rate capacity of 250 m3/h and 31 m discharge height. The velocity is controlled based on the density of the pulp, which is measured on-line through a nuclear density gauge. The overflow of the grinding thickener, which is considered a “rich-solution” due to its dissolved gold content, is sent to the unclarified solution pond, having a capacity of 158 m3.

CLARIFICATION

From the unclarified solution pond, the solution is pumped to four clarifying filters that clarify solutions to a maximum turbidity of one nephelometric turbidity unit (NTU). Clarified solutions are transported into the clarified rich solution pond for subsequent zinc precipitation.

LEACHING

Gold and silver leaching starts at the SAG mill, where NaCN is added, resulting in an extraction of approximately 75%.

The grinding thickener underflow is leached in six mechanically agitated reactors, with a capacity of 7,279 m3, in a cyanide rich environment maintained by the addition of cyanide in the grinding and leaching steps. Oxygen is also added to favor the dissolution kinetics. The oxygen is homogenized with the pulp through recirculation pumps that propel the pulp to a Filblast type oxygen mixer. Oxygen is supplied from a liquid oxygen storage tank. Under normal conditions, the discharge of the last reactor is sent to the first thickener of the counter-current decantation (CCD) circuit.

CCD CONCENTRATE SOLUTION RECOVERY

The leached pulp, with a 45% to 55% solids concentration, is transported by gravity to the CCD circuit. The CCD circuit consists of four high capacity counter-current thickeners. The objective of this circuit is to wash the pulp and recover the rich solution. The wash-solution flows counter-current to the solids flow increasing in precious metals concentration. The overflow of the first CCD thickener (CCD0) is transported by gravity to the mill solution pond, while the discharge of the last CCD thickener (CCD3) is pumped to the filtration area.

17-4

PREGNANT SOLUTION PRECIPITATION

In normal operating conditions, the Merrill Crowe process consists of the following stages:

•                  Deaeration of the clarified solution by circulating the fluid through a vacuum tower.

•                  Gold and silver are precipitated with the addition of zinc to the deaerated solution.

•                  Filtering of gold, silver, and zinc precipitates.

The rich clarified solution (maximum flow of 275 m3/h) is deaerated before entering the zinc precipitation stage, which is performed in the vacuum tower. The vacuum tower is a 10.4 m3 capacity reactor which achieves a rich deaerated solution with a concentration of less than 1 ppm of O2. The reject solution that exits the tower is fed to the press filters.

The zinc pulp is fed with five peristaltic pumps to the feed line of each of the press filters. The contact of the zinc pulp with the rich deaerated solution occurs in the Merrill Crowe tower and causes the precipitation of gold, silver, and other impurities. The dosage of zinc is controlled by assays of the rich and barren solutions every two hours.

The filtration stage is carried out in five filter presses. Before feeding a filter press with the solution from the precipitation stage, 2 m3 of pulp, containing 37.5 g/L of bentonite clay are recirculated for 45 minutes in order to form an initial layer on the filter surface, to avoid blockage by the very fine undissolved zinc. After the initial layer is formed, the precipitate solution is filtered. The solution that exits the filter is transported to the barren solution tank. To unload a filter press, it is opened and the material is removed using a spatula and sent to the retort furnaces.

REFINING

Precipitates obtained from the filter presses are deposited in trays with a capacity of approximately 50 kg of precipitate with 30% moisture content. Four retort furnaces eliminate the humidity and the mercury contained in the precipitate. Each furnace is loaded with eight trays, kept at a temperature of 538°C for about 20 hours under vacuum conditions. The product (calcine) is fed to the melting furnaces.

A reverberation furnace, which uses liquefied gas and air/oxygen to reach 1,220°C is used for smelting. Calcine is fed to the furnace through a screw feeder. The melt consists of two phases, the upper part of the slag, which is of lower density (2.5 g/L) and melts at 850°C, is formed by silica (flux) and impurities such as copper, iron, zinc and others; and the lower phase of the slag which consists of doré. This lower phase is of higher density (15 g/L), melts at 1,000°C and is mainly composed of silver and gold, with small amounts of impurities. The slag

17-5

is poured into 50 kg capacity conical steel containers, while the doré is poured into 165 kg capacity ingot molds. Emissions from the refining furnace are collected by a hood and passes through a high temperature bag filter to recover the precious metal particles contained in the gases. The solidified slag is recirculated to the crushing stage of the plant in order to recover trapped gold and silver. The doré is removed from the ingot mold and loaded with a fork lift to the bar cleaner to remove the attached slag. After this process, the bars are removed and stored, for later weighing and shipping.

TAILS FILTERING

The objective of the filtration area is to obtain dischargeable tailings with an approximate moisture content of about 20%. It is also desirable that the liquid contained in the moisture has minimum concentration of cyanide and dissolved metals.

The pulp is pumped to a filtering system consisting of five dedicated agitated tanks and four 54 m2 pan filters and one 82 m2 pan filter.

TAILS DISPOSAL

The filtered tailings are transported by two conveyor belts equipped with a weightometer, and sampler to two stockpiles, one for each belt. The storage areas consists of a 220 m2 concrete slab and retaining wall (to protect the belts). A floor pump is located in the area to collect solutions and cleaning water which are recycled to the filtration area.

The collected tailings are loaded on trucks by a front-end loader and transported to the tailings storage area (Figure 17-2), located at an approximate distance of two kilometres

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N
Process Plant
Waste
Dump
V1
V2
V3
V4
V5
Mine Air Fan
Ventilation Raise
Current Filtered
Tailings Deposit Design
Project Tailings
Site
-500
500

Coord Point	UTM Coordinates	
	North	East
V1	7,300,308	450,135
V2	7,300,826	450,770
V3	7,300,826	451,512
V4	7,298,997	451,512
V5	7,298,997	450,135

Figure 17-2

Yamana Gold Inc.

El Peñón Mine

Antofagasta Region (II), Chile

Tailings Storage Area

March 2018

Source: Yamana Gold Inc., 2017.

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The total storage area is 232.8 ha. Tailings are stored on three 10 m high platforms with five metre wide berms. Considering the current production rate, the filtered tailings storage area has a total useful life of 21 years.

The tailings are first deposited as mounds along the storage area and then spread through the use of a bulldozer and motor grader to form 15 cm to 30 cm thick layers, in order to expose the surface of the cyanide containing tailings to sunshine (UV radiation) and air, and thus favoring its degradation. The tailings are finally moved by a grader and irrigated with process water from the wastewater treatment plant to achieve cyanide concentration reduction in the solids. This aeration and watering process is repeated until the cyanide concentration in the tailings is less than 2 ppm. Once the process is completed, a new layer is deposited and the same operation is repeated.

METALLURGICAL REPORTING

The processed tonnes are based on weightometer readings that are located on the SAG mill feed conveyor belt and at the tailings discharge point. Daily analytical results from samples of plant solutions and tailings discharge are used to calculate plant metallurgical performance. Metal sales and inventory contained in the circuit and refinery are determined at the end of each month and appropriate adjustments are made. The mill reports the back-calculated head grades of the mill feed from this information.

PLANT CONSUMPTIONS

The estimated energy consumption of the plant is between 46 kWh/t and 48 kWh/t.

Plant water consumption is estimated to be approximately 0.25 m3/t.

The tailings disposal operations require 0.13 m3/t, where 0.05 m3/t of wastewater is used.

Reagent/Supply consumptions are shown in Table 17-1.

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TABLE 17-1 REAGENT/SUPPLY CONSUMPTIONS
Yamana Gold Inc. - El Peñón Mine

Description	Consumption	Units
Reagents
Sodium Cyanide	2.1	kg/t
Zinc	1.55	kg/kg(Au+Ag)
Lime	0.52	kg/t
Diatomaceous Earth	0.3	kg/t
Celite 545	0.01	kg/t
Celite 7F	0.3	g/t
Flocculant(Grinding)	20	g/t
Flocculant(CCD)	30	g/t
Filtering Aid	35	g/t
Anti-Fouling(CCD)	20	g/t
Anti-Fouling(Filtering)	10	g/t
Anti-Fouling(Precipitation)	15	g/t
Oxygen	7	l/t
Borax	0.59	kg/kg(Au+Ag)
Soda Ash	0.29	kg/kg(Au+Ag)
Gas	0.15	l/kg(Au+Ag)

Supplies
Balls(Ball Mill)	1	kg/t
Balls (SAG Mill)	1.8	kg/t
Refractories	1.3	t/Month
Doré Packages	0.007	Boxes/kg(Au+Ag)
Clarifying Filter Fabric	56	Fabric/Month
Press Filter Fabric	56	Fabric/Month
Band Filter Fabric	1	Fabric/28,000t

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18 PROJECT INFRASTRUCTURE

The following is taken from Chacón and Pérez (2017).

The main existing buildings and infrastructure at the site are:

•                  Underground and open pit mines

•                  Process plant and refinery

•                  Waste dumps

•                  Tailings storage area

•                  Concrete plant

•                  Cemented backfill plant

•                  Facilities for storage and distributions of fuels, oils, and lubricants

•                  Water ponds

•                  Service infrastructure

•                  Explosive storage areas

•                  Water supply and distribution system

•                  Campsite, cafeterias, and change rooms

•                  Sewage treatment system

•                  Service infrastructure, workshops and sheds

•                  Telecommunications system

•                  Materials storage areas

•                  Main administration building.

•                  Energy supply and transmission system

•                  Laboratory

•                  Mine workshops, maintenance facilities, and warehouses

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19 MARKET STUDIES AND CONTRACTS

MARKETS

The principal commodities produced at El Peñón are gold and silver in the form of doré bars, which are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.

CONTRACTS

The El Peñón mine operation has approximately 105 contracts in place that date from 1998 for the mine power supply, for example, and through to 2018 for smaller contracts. The largest of these contracts include the power supply, camp catering services, fuel supply, cyanide supply, ore haulage and tailings transport, underground development, and mine explosive supplies. The list of the 12 most important contracts from a value standpoint are shown in Table 19-1. These 12 contracts account for 86% of the total contract value.

TABLE 19-1 SUMMARY OF MAJOR CONTRACTS
Yamana Gold Inc. - El Peñón Mine

Year	Company	Service Provided	Remaining Life (Months)
1998	Gas Atacama	Electrical Power Supply	16.60
2010	E.I. Du Pont	Cyanide Supplier	23.77
2012	Compañia De Transporte Ventrosa Ltda	Personnel Transport Services	20.20
2012	Flota Hualpen Ltda.	Buses Lease	26.80
2015	Master Drillings S.A	Raise Boring	0.47
2015	Sodexho Chile S.A.	Catering and Camp Services	29.83
2016	Petrobras Chile Distribucion Limitada	Fuel Supply Services	38.40
2016	Ingenieria Montaje y Serv. Patagonia Ltda	Ore, Tailings Loading and Transport Services	22.73
2016	Sodexho Chile S.A.	Garbage	29.83
2017	AK Drilling International Perforaciones LTDA.	Diamond and Reverse Circulation Drilling	35.97
2017	Orica Chile S.A.	Explosives Supplier	28.43
2017	Buses Hualpen Ltda.	Personnel Transport Services	50.10

RPA did not review the contracts but considers the level of contracting to be within industry norms for Chilean operations.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The El Peñón mine is located approximately 165 km to the southeast of Antofagasta at an altitude that ranges between 1,600 MASL and 1,800 MASL. There are no populated areas or centers located close to the mine. The area has a desert climate, characterized by extreme aridity, absence of humidity and very low rainfall. Temperatures in this area range typically between -5°C and 30°C. Other characteristics of the area are:

•                  Soil of very limited usefulness (class VIII).

•                  Total absence of any form of plant life.

•                  Extremely scarce wildlife, with only eight species recognized in the EIA.

•                  No permanent water courses at surface.

•                  Existence of fossil water, with low recharge potential below a water table at approximately 1,600 MASL.

There are seven archaeological sites considered of high relevance, due to their representative nature of the nitrate mining (industrial archeology) in the area.

ENVIRONMENTAL STUDIES

RPA understands that El Peñón is operating within environmental compliance with no outstanding environmental citations. Environmental monitoring is ongoing at the operations and will continue over the life of the mine. Key monitoring that is currently done includes water, air, noise, soil, impact on wildlife, and heritage and management. Monitoring activities and the monitoring frequency are summarized in Table 20-1.

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TABLE 20-1 ENVIRONMENTAL MONITORING
Yamana Gold Inc. – El Peñón Mine

Monitoring		Frequency	Parameter	Area/Equipment
		Daily	Chlorine, Cyanide,	Campsite Cafeteria,
			Turbidity, pH	Osmosis Plant
		Monthly	Drinking Water	Osmosis Plant
Recreation Room
Campsite cafeteria
	Drinking Water		Cyanide	Ex camp
Refinery
Process Plant Dry
Osmosis Plant
Water		Semi-annually	Drinking Water	Process Plant Dry
Campsite Cafeteria
		Weekly	Flow
	Water Well	Monthly	Flow/Phreatic Level	Laguna Seca Area
		Semi-annually	Water Quality
		Weekly	Flow
	Mine Drainage	Monthly	Flow, pH	Mining Levels
		Semi-annually	Water Quality
	Sewage	Monthly	Irrigation Water	Sewage Treatment Plant
		Semi-annually	Characterization	Equipment Washing Area

	Meteorology	Daily	Various	Campsite, PAV
	Air Quality			Campsite, PAV,
		Every 3 days	MP 10-MP2.5	Laguna Area
Bloque Norte area
Air	Isokinetics		Inorganics	Refinery Furnace
Laboratory Furnace
		Annually		Refinery Furnace
	Emission Statement		DS138	Laboratory Furnace
Electrical Plant
Generators

Noise	Exposure	Biannually	Maximum levels	Campsite

		Daily	Free Cyanide
			Free Cyanide	Tailings Storage Area
Soil	Tailings	Every 15 days	Chemical and Physical Characterization
		Annual	Chemical and Physical Characterization	Tailings Storage Area
	Well Monitoring	Monthly	Humidity	Dump, Tailings retention ponds

Biology	Wildlife	Semi-annually Annually	Inspection Survey	Wildlife Protection System Mine area

Heritage	Archaeology	Semi-annually Biannually	Conservation Inspection	Archaeology Sites

Management		Daily	El Peñón	Waste Collection
			Hazardous Waste	Hazardous Waste Area
			Scrap Removal	Nonhazardous waste area
			Sludge Disposal	Washing Slab
	Waste	Weekly	Ventilation Ducts	Nonhazardous waste area
Tires
			Battery Removal	Hazardous Waste Area
			TK Accumulation	Used Oil Disposal
Mine Contractors
	Inspections	Monthly	SGA Requirements	Geology Contractors Meridian Areas

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PROJECT PERMITTING

The El Peñón project entered the Environmental Impact Assessment System (SEIA), through an Environmental Impact Assessment (EIA), which was approved by Exempt Resolution No. 043 in 1998. During the operation, 21 declarations of environmental impact (DIA), associated with transport and handling of hazardous substances, infrastructure for waste management, extensions of mine exploitation areas, process plant optimization, backup power generation, and tailings storage area expansion, have undergone the SEIA.

El Peñón has a number of operating permits in place. The Regulatory Organizations that have issued these operating permits are as follows:

•                  Comision de Monumentos Nacionales (CMN)

•                  Ministerio Agricultura (MAGR)

•                  Comision Regional de Medio Ambiente (COREMA)

•                  Superintendencia de Electricidad y Combustibles (SEC)

•                  Servicio National de Geologia y Mineria (SERNAGEOMIN)

•                  Servicio de Salud de Antofagasta (SSA)

•                  Direccion General Aguas (DGA)

•                  Ministerio de Defensa Nacional (MDN)

•                  Ilustre Municipalidad Antofagasta (IMA)

Some of the main permits are listed in Table 20-2.

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TABLE 20-2 PERMIT STATUS
Yamana Gold Inc. – El Peñón Mine

Permit	Item	Effective Date
Resolution 043-98 El Peñón Project	Health Report	2000
	Land Use Change	1998
	Tailings Storage	1998
	Waste Dumps	1999
	Construction Waste Disposal	1998
	Household Waste Disposal	1999
	Sewage Treatment and Disposal	1999
Resolution 086-99 Power Supply to El Peñón	Power Supply	NA
Resolution 0179-02 Explosives Handling	Explosives	NA
Resolution 050-03 Extension of Underground Mine Exploitation	Mine Expansion	NA
Resolution 0163-07 Expansion and Optimization El Peñón Mine	Tailings Storage Area Construction	NA
Resolution 0192-07 Exploitation Fortuna Area	Waste Dumps	2007
	Sewage Treatment and Disposal	2008
	Land Use Change	2007
RCA0106 Extension of Bonanza and Expansion of Transport and Handling of Explosives	Waste Dumps	2015
	Sewage Treatment and Disposal	NA
	Household Waste Treatment and Disposal	NA
	Industrial Qualification	2012
	Land Use Change	2011
Resolution 0270-10 Expansion of Tailings Storage Area	Tailings Storage Area Construction	2010
RCA0233-12 Open Pit Mine Exploitation Pampa Augusta Victoria	Waste Dumps	2013
	Construction Waste Disposal	2013
	Mining Waste Disposal	2013
	Sewage Treatment and Disposal	2012
	Household Waste Disposal	2013
	Industrial Qualification	2014
	Land Use Change	2013
	Control of Water Courses	2013
RCA0229-14 Underground Mine Exploitation Pampa Augusta Victoria	Waste Dumps	2015
	Sewage Treatment and Disposal	2012
	Industrial Qualification	2012
	Land Use Change	2014

SOCIAL OR COMMUNITY REQUIREMENTS

Yamana’s social and community activities in the El Peñón district include the following:

•              Excellent community and stakeholder relations

•              Open door policy

•              Support of medical services in Taltal

•              High school and college scholarships

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•              Donations in infrastructure and services

•              Partnerships with local groups to provide economic development

MINE CLOSURE REQUIREMENTS

A full closure plan has been submitted but has not been yet accepted by the government (Sernageomin). The process to complete this task is ongoing.

On August 1, 2016, the current “Technical Report on the Remaining Life of Mine”, hereinafter referred to as Remaining Life of Mine Report, was issued to comply with Chilean Law No. 20819, which amends Act No. 20551 on the Closure of Mining Operations and Facilities, specifically in its Article 3 (q) and Article 13 (d) and of Supreme Decree No. 41 which approves Regulation of the Law on Closure of Mining Operations and Facilities, specifically in its Article 7 (d), Article 13 letter g and Article 96.

At the effective date of the Remaining Life of Mine Report, the estimated life of mine was 7.2 years. It is important to note that the previously stated mine life was calculated in compliance with Chilean Law 20551, which requires that, for mining companies whose purpose is the extraction or benefit of one or more mineral deposits, and whose mineral extraction capacity exceeds 10,000 tonnes per month (tpm) and is less than or equal to 500,000 tpm, the life of the mining operation will be calculated according to the available Measured, Indicated and Inferred Mineral Resources certified by a Competent Person as defined in the Chilean “Code for Reporting Exploration Results, Resources and Mineral Reserves”, according with Chilean Law 20235.

Once the full closure plan is approved, financial guarantees must be constituted in order to assure the full and timely fulfillment of the closing obligations. For mining operations with an estimated mine life of less than 20 years, the total of the guarantees must be constituted within two-thirds of that estimated period.

The current closure cost estimate is US$45.4 million, which includes $24.7 million for direct costs, $4.9 million for administration of the closure, $0.9 million for monitoring and control, $7.6 million for a 25% contingency, and $7.3 million for Chilean Sales Tax.

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21 CAPITAL AND OPERATING COSTS

CAPITAL COSTS

PRE-PRODUCTION CAPITAL

The El Peñón mine has been in operation for many years, hence there are no pre-production capital costs.

SUSTAINING CAPITAL

The sustaining capital costs to be incurred during the LOM for the El Peñón mine is shown in Table 21-1. In RPA’s opinion, the sustaining capital costs are reasonable.

TABLE 21-1 SUSTAINING CAPITAL COSTS (US$000)
Yamana Gold Inc. – El Peñón Mine

Description	Total
Capital Development	107,901
Equipment, Machinery	32,508
Infrastructure, Bldgs.	8,408
Reclamation and Closure	45,375
Total	194,192

As noted, the bulk of the sustaining capital costs are for mine development to access production areas on a continuous basis in order to meet production requirements for the Reserves. In addition to the sustaining capital costs presented above, Yamana has planned a total of 177,000 m of drilling from 2018 to 2020, at a budgeted cost of US$36,000,000 to achieve its resources conversion objectives. Yamana considers allocating additional discretionary exploration to this program funding based on results.

OPERATING COSTS

The 2017 operating costs are shown in Table 21-2.

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TABLE 21-2 MINE OPERATING COSTS DECEMBER 31, 2017 (YTD)
Yamana Gold Inc. – El Peñón Mine

Cost Item	Actual	Budget	Variance
	US$/t	US$/t	US$/t
Labour	60.13	51.28	8.85
Operational Materials	30.93	28.56	2.37
Maintenance Materials	11.13	10.05	1.08
Other Operating	47.13	50.07	(2.94)
G&A Expenses	8.01	8.44	(0.44)
Other Expenses	(3.11)	(3.17)	0.06
Total	154.22	145.23	8.99
Tonnes (000)	1,041	1,040	1.5

As seen on Table 21-2, the 2017 operating costs were 6% above the budget estimates, mainly impacted by differences between FX budget assumptions and actual variations during the year. RPA recommends that the mine continue its programs to reduce costs and meet forecasts.

The projected operating costs for the LOM plan are shown in Table 21-3.

TABLE 21-3 MINE OPERATING COSTS FOR LOM
Yamana Gold Inc. – El Peñón Mine

Area	Total
Tonnes Milled (000)	4,331
Mine	449,820
Plant	118,596
G&A	69,187
Total	637,603
Unit Cost/t	147.20

The LOM forecasted costs reflect the current operating cost the mine is experiencing. A portion of the mine development (25%) is included in the sustaining capital budget, which in RPA’s opinion, is reasonable.

MANPOWER

Manpower for the El Peñón mine is shown in Table 21-4.

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TABLE 21-4 MANPOWER LIST
Yamana Gold Inc. – El Peñón Mine

Area	No. Persons
Mine (Operations and Maintenance)	871
Plant (Operations and Maintenance)	92
Administrative (G&A, Overhead, and Exploration)	131
Contractors	1,426
Total	2,520

The scheduled rotations for the mine departments are as follows:

•                       Administrative: A week Monday to Friday and followed by a second week Monday to Thursday (8 am to 6 pm).

•                       Mine operations 7 days on, 7 days off (12-hour shifts)

•                       Plant operations 4 days on, 4 days off (12-hour shifts)

•                       Contractors: various schedules: typical 4 days on 4 days off; 7 days on 7 days off, and/or 10 days on 10 days off.

Yamana, via subsidiary Meridian, has four collective bargaining agreements in place:

1.)          El Sindicato de Trabajadores No. 2 de Empresa Mineral Meridian Ltda. RSV No. 02010730. From February 17, 2017 for duration of 48 months (164 persons).

2.)          El Sindicato de Trabajadores No. 1 Meridian El Peñón RSV No. 02010555. From January 11, 2017 for duration of 40 months (87 persons).

3.)          El Sindicato de Trabajadores Supervisores Minera Meridian Ltda. From November 9, 2016 for a duration of 42 months (30 persons).

4.)          El Sindicato de Trabajadores Minera Meridian El Peñón. From October 13, 2014 for a duration of 48 months (130 plant personnel and 86 mine personnel).

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22 ECONOMIC ANALYSIS

This section is not required as Yamana is a producing issuer, the property is currently in production, and there is no material expansion of current production.

RPA completed an after-tax Cash Flow Projection generated from the LOM production schedule and capital and operating cost estimates and confirms the positive economics of the Mineral Reserves in this report. The cash flow was prepared using the stated Mineral Reserves metal prices and cut-off grades.

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23 ADJACENT PROPERTIES

El Peñón is the principal mineral property in the area, and RPA is not aware of any other significant exploration properties in the immediate vicinity of the mine.

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 INTERPRETATION AND CONCLUSIONS

RPA offers the following conclusions:

RISKS

•                       The mine has been in production for 18 years and is a mature operation. In RPA’s opinion, there are not any significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, Mineral Resource or Mineral Reserve estimates, or projected economic outcomes.

GEOLOGY AND MINERAL RESOURCES

•                       The deposits at El Peñón are low to intermediate epithermal gold-silver deposits, hosted in steeply dipping fault-controlled veins following rhyolite dome emplacement. Gold and silver mineralization comprises disseminations of electrum, native gold and silver, acanthite, silver sulphosalts and halides, plus accessory pyrite occurring with quartz, adularia, carbonates, and clay minerals.

•                       There are 22 main vein zones and many subsidiary veins in nine vein systems that have supported, support currently, or are planned to support surface and underground mining operations. Vein widths range from decimetre-scale to over 20 m. Individual mineralized shoots measure from less than one kilometre to four kilometres in strike length, and up to 350 m in the down-dip direction.

•                       Sampling and assaying are adequately completed and have been generally carried out using industry standard QA/QC practices. The sample preparation, analysis, and security procedures at El Peñón are suitable for use in the estimation of Mineral Resources.

•                       To avoid sample sharing between spatially close structures, each independent splay or parallel vein is considered an independent estimation domain. Spatially disconnected splay wireframes were flagged as separate estimation domains. In RPA’s opinion, this improved interpretation technique will result in fewer tonnes, but better defined resources than previous estimates.

•                       The Mineral Resource estimate is appropriate for the style of mineralization and the resource models are reasonable and acceptable to support the Mineral Resource estimates.

•                       For these estimations, Yamana used a stope optimizer to determine potential economic viability of resource blocks. This resulted in a more realistic estimate of resources remaining after reserve estimation.

•                       The Measured plus Indicated Mineral Resources are estimated to be 1, 427,600 t at 6.92 g/t Au and 217.0 g/t Ag containing 317,800 oz of gold and 9,962,000 oz of silver. Inferred Mineral Resources are estimated at 17,469,000 t at 1.7 g/t Au and 60 g/t Ag containing 960,000 oz of gold and 33,506,000 oz of silver. RPA notes that the

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resources are reasonable, are in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) definitions, and are disclosed in compliance with NI 43-101.

•                       Exploration potential exists to infill resources in the mines, to discover extensions of current deposits, and to discover new deposits in the El Peñón district.

MINING AND MINERAL RESERVES

•                       In RPA’s opinion, the conversion process of Mineral Resources to Mineral Reserves is robust and ensures each SMU has positive economic value.

•                       The Proven plus Probable Mineral Reserves are estimated to be 4,393,600 t at 5.41 g/t Au and 166.9 g/t Ag containing 763,800 oz of gold and 23,578,400 oz of silver. RPA notes that the reserves are reasonable, and are in accordance with CIM definitions.

•                       Mineral Reserves include small quantities of open pit and low-grade stockpile material.

•                       The amount of additional material mined from Mineral Resources and also from outside of the block model has been reduced over the last several years as a result of improved planning procedures.

•                       Reconciliation of the long term and short-term plans for Mineral Reserves shows that the variances are improving. Yamana is using the SMU approach for mine planning and Mineral Reserve estimation and has improved the block modelling procedures, which in turn has improved the quality of mine planning and consequently more accurate overall results. In RPA’s opinion, the reconciliation is within reasonable limits and efforts to track reconciliation should continue on a regular basis.

•                       In RPA’s opinion, El Peñón’s forecast mine and plant production targets are attainable and reasonable and the procedures used to forecast the LOM plan are reasonable. Forecast gold production averages 150,000 oz from 2018 to 2021 and declines to 91,000 oz in 2022. Forecast silver production averages 4,307,000 oz from 2018 to 2021 and declines to 2,639,000 oz in 2022.

METALLURGY AND MINERAL PROCESSING

•                       The plant operation has been operating well, with tonnages being generally consistent over the last few years, declining in 2017, as result of the rightsizing of the operation in late 2016. Changes in recoveries of both gold and silver have been in line with the changes in head grade, and have been somewhat higher in 2017 due to reduced throughput.

ENVIRONMENTAL CONSIDERATIONS

•                       All required permits for operation have been granted, or applied for, with reasonable expectation of being granted in due course.

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CAPITAL AND OPERATING COSTS

•                       The total capital expenditures estimated by Yamana for the LOM operations are $194 million in sustaining capital, including mine development (56%), equipment and infrastructure (21%), and reclamation and closure (23%). These costs include mine and plant costs as well as administration capital, but do not include working capital, exploration or any future expansions. RPA is of the opinion that the total estimated capital expenditures for the mine are reasonable based on the calculated Mineral Reserves.

•                       A total of 177,000 m of drilling is planned for 2018 to 2020 at a budgeted cost of US$36,000,000. Yamana considers allocating additional discretionary exploration funding based on success

•                       Operating costs are forecast to average US$147 per tonne over the LOM. RPA is of the opinion that the total estimated operating costs for the mine are reasonable.

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26 RECOMMENDATIONS

RPA offers the following recommendations:

GEOLOGY AND MINERAL RESOURCES

•                       Yamana geologists have prepared a strategic drill program to infill resources, complete local exploration near the mines, and to continue district exploration. The amount of drilling proposed is based on the past success rate of adding resources at El Peñón. A total of 177,000 m of drilling is planned for 2018 to 2020 at a budgeted cost of US$36,000,000. Yamana provisions for additional discretionary funding to this program based on results. Considering the ongoing exploration successes at El Peñón over the years, RPA concurs with this proposed exploration program and recommends that it be carried out as defined.

MINING AND MINERAL RESERVES

•                       While the drifts are quite close to the planned design, the stopes were 11% larger than planned in 2017, resulting in higher than designed dilution rates. The equivalent of overbreak/slough (ELOS) design of 0.25 m should be monitored going forward to assess whether adjustment of the ELOS is warranted.

•                       The extraction rate for stopes is set at 100% for the majority (86%) of the stopes resulting in an average extraction rate of near 98%. Mine staff apply an extraction factor, which averages approximately 95% during the mine planning process, however this should be reflected in the Mineral Reserves statement.

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27 REFERENCES

Bottinelli, O. C. A., and Valencia, A. M. E., 2016, Informe Técnico de Vida Útil de la Operación Minera (para Ley N° 20.551 sobre Cierre de Faenas e Instalaciones Mineras); Ley N° 20.819 que modifica Ley N° 20.551; Revisión N° 3, August 1, 2016.

Chacón, M. E., Pérez, S. C. M., 2017, Yamana Gold, El Peñón Mine, Region of Antofagasta, Chile, NI 43-101 Technical Report, 144 pp., May 23, 2017.

Collins, S. E., Moore, C. M., and Scott, K C., 2010, Technical Report on the El Peñón Mine, Northern Chile, prepared for Yamana Gold Inc., 132 pp., December 7, 2010.

Cornejo, P.; Mpodozis, C.; Rivera, O. & Matthews, S.J. (2006): Carta Exploradora, Regiones de Antofagasta y Atacama. Servicio Nacional de Geología y Minería (SERNAGEOMIN), Santiago, Chile, Carta Geológica de Chile, Serie Geológica Básica, 1:100.000.

Donoso, F. (2012): Caracterización Mineralógica de las vetas Bonanza-Aleste y sus implicancias geometalúrgicas, Mina El Peñón, Región de Antofagasta, Memoria para optar al título de Geólogo, Universidad Católica del Norte, Antofagasta, Chile.

Jorquera, H., 2016, QAQC Annual Report 2016, prepared for Minera Meridian Ltda., 36 pp., December 15, 2016.

Minera Meridian Ltda., 2017, various presentations, procedures, and spreadsheets for El Peñón Mine.

Octal Ingeniería y Desarrollo and Magri Consultores Limitada, 2015, Actualización de modelos variográficos — El Peñón, prepared for Yamana Gold Inc., August 5, 2015.

Órdenes, J. (2014): Influencia de la Mineralogía de la veta Bonanza en el Procesos Hidrometalúrgico de Lixiviación de Au y Ag, Yacimiento El Peñón, Chile. Tesis para optar al grado de Magíster en Geometalurgia. Universidad Católica del Norte, Antofagasta, Chile, 168 p.

Pearson, J. L., and Rennie, D. W., 2008, Technical Report on the El Peñón Mine, Chile, Resource Audit, prepared for Yamana Gold Inc., 130 pp., February 11, 2008.

Pérez, M. (1999): Alteración Hidrotermal en el Depósito Epitermal de Au-Ag El Peñón, II Región Antofagasta. Memoria para optar al título de Geólogo. Universidad de Chile, Santiago, Chile, 109 p.

Robbins, C.H. (2000): Geology of El Peñón Gold-silver Deposit, Northern Chile: The Great Basin and beyond, Geological Society of Nevada, Symposium, Reno 2000, Proceedings, pp. 249-264.

Warren, I. (2005): Geology, Geochemistry and Ore of the El Peñón Epithermal Au-Ag Deposit, Northern Chile: Characteristics of a bonanza-grade deposit and techniques for exploration. PhD Thesis – Geology, University of Auckland.

27-1

Warren, I., Zuluaga, J. I., Robbins, C. H., Wulftange, W. H., and Simmons, S. F., 2004, Geology and Geochemistry of Epithermal Au-Ag Mineralization in the El Peñón District, Northern Chile; Society of Economic Geologists, Special Publication 11, pp. 113-139.

Vega, A. M., 2015, QAQC Annual Report 2015, prepared for Minera Meridian Ltda., 46 pp., December 15, 2015.

Vega, A. M., 2014, QAQC Annual Report 2014, prepared for Minera Meridian Ltda., 34 pp., November, 2014.

Zuluaga, J.I. (2004): Geología y Mineralización del Distrito El Peñón, Segunda Región de Antofagasta, Chile. Tesis de Magíster en Geología Económica, Universidad Católica del Norte, Antofagasta, Chile, 150 p.

27-2

28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the El Peñón Mine, Antofagasta Region (II), Chile” dated March 2, 2018 was prepared and signed by the following authors:

(Signed and Sealed) “Holger Krutzelmann”

Dated at Toronto, ON	Holger Krutzelmann
March 2, 2018	Principal Metallurgist

(Signed and Sealed) “Normand Lecuyer”

Dated at Toronto, ON	Normand Lecuyer, P.Eng
March 2, 2018	Principal Mining Engineer

(Signed and Sealed) “Chester M. Moore”

Dated at Toronto, ON	Chester M. Moore, P.Eng.
March 2, 2018	Principal Geologist

28-1

29 CERTIFICATE OF QUALIFIED PERSON

HOLGER KRUTZELMANN

I, Holger Krutzelmann, P. Eng., as an author of this report entitled “Technical Report on the El Peñón Mine, Antofagasta Region (II), Chile” prepared for Yamana Gold Inc. and dated of March 2, 2018, do hereby certify that:

1.              I am Associate Principal Metallurgist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.              I am a graduate of Queen’s University, Kingston, Ontario, Canada in 1978 with a B.Sc. degree in Mining Engineering (Mineral Processing).

3.              I am registered as a Professional Engineer with Professional Engineers Ontario (Reg. #90455304). I have worked in the mineral processing field, in operating, metallurgical, managerial; and engineering functions, for a total of 38 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•                       Reviews and reports as a metallurgical consultant on a number of mining operations and projects for due diligence and financial monitoring requirements.

•                       Senior Metallurgist/Project Manager on numerous gold and base metal studies for a leading Canadian engineering company.

•                       Management and operational experience at several Canadian and U.S. milling operations treating various metals, including copper, zinc, gold and silver.

4.              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.              I have not visited the Project.

6.              I am responsible for Sections 13, 17, and 18 and contributed to Sections 1, 25, 26, and 27 of the Technical Report.

7.              I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.              I have had no prior involvement with the property that is the subject of the Technical Report.

9.              I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

29-1

10.       At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Sections for which I am responsible in the Technical Report contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of March, 2018.

(Signed and Sealed) “Holger Krutzelmann”

Holger Krutzelmann, P.Eng.

29-2

NORMAND L. LECUYER

I, Normand L. Lecuyer, P.Eng., as an author of this report entitled “Technical Report on the El Peñón Mine, Antofagasta Region (II), Chile” prepared for Yamana Gold Inc. and dated March 2, 2018, do hereby certify that:

1.              I am Principal Mining Engineer with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.              I am a graduate of Queen’s University, Kingston, Canada, in 1976 with a B.Sc. (Hons.) degree in Mining Engineering.

3.              I am registered as a Professional Engineer in the provinces of Ontario (Reg. #26055251) and Québec (Reg. #34914). I have worked as a mining engineer for approximately 38 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•                  Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.

•                  Vice-President Operations for a number of mining companies.

•                  Mine Manager at an underground gold mine in Northern Ontario, Canada.

•                  Manager of Mining/Technical Services at a number of base-metal mines in Canada and North Africa.

•                  Vice-President Engineering at two gold operations in the Abitibi area of Quebec, Canada.

4.              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.              I visited El Peñón on August 7 to 9, 2017, and previously visited the operations from November 13 to 16, 2007.

6.              I am responsible for Sections 15, 16, 19, and 21 and contributed to Sections 1, 25, 26, and 27 of the Technical Report.

7.              I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.              I have previously prepared a Mineral Reserve audit report on the El Peñón mine that is described in this Technical Report.

9.              I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

29-3

10.       At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Sections for which I am responsible in the Technical Report contains/contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of March, 2018.

(Signed and Sealed) “Normand Lecuyer”

Normand L. Lecuyer, P.Eng.

29-4

CHESTER M. MOORE

I, Chester M. Moore, P.Eng., as an author of this report entitled “Technical Report on the El Peñón Mine, Antofagasta Region (II), Chile” prepared for Yamana Gold Inc. and dated March 2, 2018, do hereby certify that:

1.              I am Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.              I am a graduate of the University of Toronto, Toronto, Ontario, Canada in 1972 with a Bachelor of Applied Science degree in Geological Engineering.

3.              I am registered as a Professional Engineer in the Province of Ontario (Reg. #32455016). I have worked as a geologist for 44 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•                  Mineral Resource and Reserve estimation, feasibility studies, due diligence, corporate review and audit on exploration projects and mining operations world wide

•                  Various advanced exploration and mine geology positions at base metal and gold mining operations in Ontario, Manitoba and Saskatchewan

•                  Director, Mineral Reserve Estimation and Reporting at the corporate offices of a major Canadian base metal producer

4.              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.              I visited El Peñón on August 7 to 9, 2017, and previously visited the operations from December 7 to 9, 2009, and on November 13 to 16, 2007.

6.              I am responsible for Sections 2 to 12, 14, 20, 23, and 24 and contributed to Sections 1, 25, 26, and 27 of the Technical Report.

7.              I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.              I have previously prepared Technical Reports on the El Peñón mine that is described in this Technical Report

9.              I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.       At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Sections for which I am responsible in the Technical Report contain all contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of March, 2018.

(Signed and Sealed) “Chester M. Moore”

Chester M. Moore, P.Eng.

29-5

30 APPENDIX 1

LAND TENURE

30-1

TABLE 30-1 EL PEÑÓN EXPLOITATION CLAIM LIST
Yamana Gold Inc. – El Peñón Property

	Property Name	National Roll	Area (ha)	Validity
1	AURIA 10 1 AL 60	02201-5122-0	60	Indefinite
2	AURIA 11 1 AL 60	02201-5123-9	300	Indefinite
3	AURIA 4 1 AL 60	02201-5120-4	300	Indefinite
4	AURIA 5 1 AL 60	02201-5121-2	300	Indefinite
5	AZUL 01 1-10	02201-2619-6	100	Indefinite
6	AZUL 02 1-10	02201-2620-K	100	Indefinite
7	AZUL 03 1-10	02201-2621-8	100	Indefinite
8	AZUL 04 1-10	02201-2622-6	100	Indefinite
9	AZUL 05 1-10	02201-2623-4	100	Indefinite
10	AZUL 06 1-10	02201-2624-2	100	Indefinite
11	AZUL 07 1-10	02201-2625-0	100	Indefinite
12	AZUL 08 1-10	02201-2626-9	100	Indefinite
13	AZUL 09 1-10	02201-2627-7	100	Indefinite
14	AZUL 10 1-10	02201-2628-5	100	Indefinite
15	AZUL 11 1-10	02201-2629-3	100	Indefinite
16	AZUL 12 1-10	02201-2630-7	100	Indefinite
17	AZUL 13 1-10	02201-2631-5	100	Indefinite
18	AZUL 14 1-10	02201-2632-3	100	Indefinite
19	AZUL 15 1-10	02201-2633-1	100	Indefinite
20	AZUL 16 1-10	02201-2634-K	100	Indefinite
21	AZUL 17 1-10	02201-2635-8	100	Indefinite
22	AZUL 18 1-5	02201-2636-6	50	Indefinite
23	AZUL 19 1-10	02201-2637-4	100	Indefinite
24	AZUL 22 1-5	02201-2640-4	50	Indefinite
25	AZUL 23 1-10	02201-2641-2	100	Indefinite
26	AZUL 24 1-10	02201-2642-0	100	Indefinite
27	BLANCA 1, 1 AL 30	02201-5721-0	300	Indefinite
28	BLANCA 1, 1 AL 20	02201-4370-8	100	Indefinite
29	BLANCA 10 1 AL 30	02201-5727-K	300	Indefinite
30	BLANCA 11 1 AL 20	02201-5728-8	200	Indefinite
31	BLANCA 12 1 AL 20	02201-5729-6	200	Indefinite
32	BLANCA 13 1 AL 20	02201-5730-K	200	Indefinite
33	BLANCA 14 1 AL 30	02201-5731-8	300	Indefinite
34	BLANCA 15 1 AL 30	02201-5732-6	300	Indefinite
35	BLANCA 16 1 AL 30	02201-5733-4	300	Indefinite
36	BLANCA 17 1 AL 30	02201-5734-2	300	Indefinite
37	BLANCA 18 1 AL 30	02201-5735-0	300	Indefinite
38	BLANCA 3 1 AL 30	02201-5722-9	300	Indefinite
39	BLANCA 5 1 AL 20	02201-5723-7	200	Indefinite
40	BLANCA 7 1 AL 30	02201-5724-5	300	Indefinite
41	BLANCA 8 1 AL 30	02201-5725-3	300	Indefinite
42	BLANCA 9 1 AL 30	02201-5726-1	300	Indefinite

30-2

	Property Name	National Roll	Area (ha)	Validity
43	BLANCO CHIQUILLA 2 1 AL 30	02201-6498-5	300	Indefinite
44	BLANCO NORTE 110 1 AL 30	02201-6524	300	Indefinite
45	BLANCO NORTE 2B 1 AL 20	02201-6218-4	200	Indefinite
46	BLANCO NORTE 3B 1 AL 20	02201-6215-K	200	Indefinite
47	BLANCO NORTE 4B 1 AL 10	02201-6216-8	100	Indefinite
48	BLANCO NORTE 5B 1 AL 10	02201-6217-6	100	Indefinite
49	BLANCO NORTE 8 1 AL 30	02201-6351-2	300	Indefinite
50	BLANCO NORTE 9 1 AL 30	02201-6352-0	300	Indefinite
51	BLANCO SUR 1 1 AL 30	02201-6499-3	300	Indefinite
52	BLANCO SUR 10 1 AL 30	02201-6508-6	300	Indefinite
53	BLANCO SUR 2 1 AL 30	02201-6500-0	300	Indefinite
54	BLANCO SUR 3 1 AL 30	02201-6501-9	300	Indefinite
55	BLANCO SUR 4 1 AL 30	02201-6502-7	300	Indefinite
56	BLANCO SUR 5 1 AL 20	02201-6503-5	200	Indefinite
57	BLANCO SUR 6 1 AL 30	02201-6504-3	300	Indefinite
58	BLANCO SUR 7 1 AL 30	02201-6505-1	300	Indefinite
59	BLANCO SUR 8 1 AL 30	02201-6506-K	200	Indefinite
60	BLANCO SUR 9 1 AL 30	02201-6507-8	300	Indefinite
61	CERRO AZUL 01 1-5	02201-2704-4	50	Indefinite
62	CERRO AZUL 02 1-10	02201-2705-2	100	Indefinite
63	CERRO AZUL 03 1-5	02201-2706-0	50	Indefinite
64	CERRO AZUL 04 1-10	02201-2707-9	100	Indefinite
65	CERRO AZUL 05 1-10	02201-2708-7	100	Indefinite
66	CERRO AZUL 06 1-10	02201-2709-5	100	Indefinite
67	CERRO AZUL 07 1-5	02201-2710-9	50	Indefinite
68	CERRO AZUL 08 1-10	02201-2711-7	100	Indefinite
69	CERRO AZUL 09 1-10	02201-2712-5	100	Indefinite
70	CERRO AZUL 10 1-10	02201-2713-3	100	Indefinite
71	CERRO AZUL 11 1-10	02201-2714-1	100	Indefinite
72	CERRO AZUL 12 1-5	02201-2715-K	50	Indefinite
73	CERRO AZUL 13 1-5	02201-2716-8	50	Indefinite
74	CERRO AZUL 14 1-10	02201-2717-6	100	Indefinite
75	CERRO AZUL 15 1-10	02201-2718-4	100	Indefinite
76	CERRO AZUL 16 1-5	02201-2719-2	50	Indefinite
77	CERRO AZUL 17 1-10	02201-2720-6	100	Indefinite
78	CERRO AZUL 18 1-5	02201-2721-4	50	Indefinite
79	CERRO AZUL 19 1-10	02201-2722-2	100	Indefinite
80	CERRO AZUL 20 1-10	02201-2723-0	100	Indefinite
81	CERRO AZUL 21 1-10	02201-2724-9	100	Indefinite
82	CERRO AZUL 22 1-10	02201-2725-7	100	Indefinite
83	CERRO AZUL 23 1-5	02201-2726-5	50	Indefinite
84	CERRO AZUL 24 1-10	02201-2727-3	100	Indefinite
85	CERRO AZUL 25 1-10	02201-2728-1	100	Indefinite
86	CERRO AZUL 26 1-10	02201-2729-K	100	Indefinite
87	CERRO AZUL 27 1-10	02201-2730-3	100	Indefinite

30-3

	Property Name	National Roll	Area (ha)	Validity
88	CERRO AZUL 28 1-10	02201-2731-1	100	Indefinite
89	CERRO AZUL 29 1-5	02201-2732-K	50	Indefinite
90	CERRO AZUL 30 1-10	02201-2733-8	100	Indefinite
91	CERRO AZUL 31 1-10	02201-2734-6	100	Indefinite
92	CERRO AZUL 32 1-10	02201-2735-4	100	Indefinite
93	CERRO AZUL 33 1-10	02201-2736-2	100	Indefinite
94	CERRO AZUL 34 1-10	02201-2737-0	100	Indefinite
95	CERRO AZUL 35 1-5	02201-2738-9	50	Indefinite
96	CERRO AZUL 36 1-5	02201-2739-7	50	Indefinite
97	CERRO AZUL 37 1-5	02201-2740-0	50	Indefinite
98	CERRO AZUL 38 1-5	02201-2741-9	50	Indefinite
99	CERRO AZUL 39 1-5	02201-2742-7	25	Indefinite
100	CERRO AZUL A 1-10	02201-2608-0	100	Indefinite
101	CERRO AZUL B 1-5	02201-2609-9	50	Indefinite
102	CERRO AZUL PNTE. A 1-5	02201-2610-2	50	Indefinite
103	CERRO AZUL PNTE. B 1-10	02201-2611-0	100	Indefinite
104	CERRO AZUL PNTE. C 1-10	02201-2612-9	100	Indefinite
105	CERRO AZUL PNTE. D 1-10	02201-2613-7	100	Indefinite
106	CERRO AZUL PNTE. E 1-5	02201-2614-5	50	Indefinite
107	CERRO AZUL PNTE. F 1-5	02201-2615-3	50	Indefinite
108	CERRO AZUL PNTE. G 1-5	02201-2616-1	50	Indefinite
109	CERRO AZUL PNTE. H 1-10	02201-2617-K	100	Indefinite
110	CERRO AZUL PNTE. I 1-10	02201-2618-8	100	Indefinite
111	CERRO DOS 1 AL 20	02201-4312-0	100	Indefinite
112	CERRO IMAN 1-30	02201-1796-0	300	Indefinite
113	CERRO IMAN II 1-10	02201-1845-2	100	Indefinite
114	CERRO IMAN III 1-10	02201-1846-0	100	Indefinite
115	CERRO IMAN IV 1-5	02201-1847-9	50	Indefinite
116	CERRO IMAN IX 1-10	02201-2315-4	100	Indefinite
117	CERRO IMAN SUR 1 AL 10	02201-2369-3	100	Indefinite
118	CERRO IMAN SUR 1 AL 5	02201-4488-7	50	Indefinite
119	CERRO IMAN V 1-10	02201-1848-7	100	Indefinite
120	CERRO IMAN VI 1-10	02201-1849-5	100	Indefinite
121	CERRO IMAN VII 1-10	02201-1850-9	100	Indefinite
122	CERRO IMAN VIII 1-10	02201-2314-6	100	Indefinite
123	CERRO IMAN X 1-10	02201-2316-2	100	Indefinite
124	CERRO IMAN XI 1-10	02201-2317-0	100	Indefinite
125	CERRO IMAN XII 1-10	02201-2318-9	100	Indefinite
126	CERRO IMAN XIII 1-10	02201-2319-7	100	Indefinite
127	CERRO IMAN XIV 1 AL 10	02201-2320-0	100	Indefinite
128	CERRO IMAN XV 1 AL 10	02201-2321-9	100	Indefinite
129	CERRO IMAN XVII 1-10	02201-2450-9	100	Indefinite
130	CERRO IMAN XVIII 1-15	02201-2366-9	50	Indefinite
131	CERRO UNO 1 AL 20	02201-4311-2	100	Indefinite
132	CHICA 15, 1 AL 20	02201-5443-2	200	Indefinite

30-4

	Property Name	National Roll	Area (ha)	Validity
133	CHICA 28, 1 AL 10	02201-5444-0	100	Indefinite
134	CHICA 29, 1 AL 20	02201-5445-9	200	Indefinite
135	CHICA 30 1 AL 20	02201-5446-7	200	Indefinite
136	CHICA 31 A 1-10	02201-5447-5	75	Indefinite
137	CHICA 31 B 1-10	02201-5448-3	100	Indefinite
138	CHIQUILLA CHICA II 1-30	02201-4786-K	300	Indefinite
139	CHIQUILLA CHICA III 1 AL 30	02201-4787-8	300	Indefinite
140	CHIQUILLA CHICA IV 1-30	02201-4788-6	300	Indefinite
141	CHIQUILLA CHICA IX 1-30	02201-4792-4	300	Indefinite
142	CHIQUILLA CHICA VI 1-30	02201-4790-8	300	Indefinite
143	CHIQUILLA CHICA X 1-30	02201-4830-0	300	Indefinite
144	CHIQUILLA CHICA XI 1-30	02201-4793-2	300	Indefinite
145	CHIQUILLA CHICA XIX 1-30	02201-4798-3	300	Indefinite
146	CHIQUILLA CHICA XVI 1-30	02201-4832-7	300	Indefinite
147	CHIQUILLA CHICA XVII 1-30	02201-4833-5	300	Indefinite
148	CHIQUILLA CHICA XVIII 1-30	02201-4797-5	300	Indefinite
149	CHIQUILLA CHICA XX 1-30	02201-4799-1	300	Indefinite
150	CHIQUILLA CHICA XXIII 1-30	02201-4801-7	300	Indefinite
151	CHIQUILLA CHICA XXIX 1-30	02201-4804-1	300	Indefinite
152	CHIQUILLA CHICA XXVI 1-30	02201-4834-3	300	Indefinite
153	CHIQUILLA CHICA XXVIII 1-30	02201-4803-3	300	Indefinite
154	CHIQUILLA CHICA XXX 1-30	02201-4805-K	300	Indefinite
155	CHIQUILLA CHICA V 1-30	02201-4789-4	300	Indefinite
156	CHIQUILLA CHICA VII 1-30	02201-4791-6	300	Indefinite
157	CHIQUILLA CHICA VIII 1-30	02201-4829-7	300	Indefinite
158	CHIQUILLA CHICA XXVII 1-30	02201-4802-5	300	Indefinite
159	DOMINADOR 1, DEL 1 AL 5	02201-2743-5	50	Indefinite
160	DOMINADOR 1,1 AL 20	02201-3109-2	100	Indefinite
161	DOMINADOR 2, DEL 1 AL 5	02201-2744-5	50	Indefinite
162	DOMINADOR 2,1 AL 20	02201-3110-6	100	Indefinite
163	DOMINADOR 3,1 AL 20	02201-3111-4	100	Indefinite
164	DOMINADOR 4, DEL 1 AL 3ORED15	02201-2745-1	150	Indefinite
165	DOMINADOR 4,1 AL 10	02201-3112-2	50	Indefinite
166	EL PEÑÓN 10 1 AL 20	02201-3491-1	100	Indefinite
167	EL PEÑÓN 11 1 AL 20	02201-3491-1	100	Indefinite
168	EL PEÑÓN 12 1 AL 20	02201-3492-K	100	Indefinite
169	EL PEÑÓN 13 1 AL 30	02201-3494-6	150	Indefinite
170	EL PEÑÓN 14 1 AL 50	02201-3495-4	250	Indefinite
171	EL PEÑÓN 15 1 AL 40	02201-3496-2	200	Indefinite
172	EL PEÑÓN 16 1 AL 40	02201-3497-0	200	Indefinite
173	EL PEÑÓN 17 1 AL 10	02201-3498-9	50	Indefinite
174	EL PEÑÓN 18 1 AL 10	02201-3650-7	50	Indefinite
175	EL PEÑÓN 18 1 AL 50	02201-3518-7	250	Indefinite
176	EL PEÑÓN 19 1 AL 60	02201-3519-5	300	Indefinite

30-5

	Property Name	National Roll	Area (ha)	Validity
177	EL PEÑÓN 20 1 AL 60	02201-3520-9	300	Indefinite
178	EL PEÑÓN 21 1 AL 60	02201-3521-7	300	Indefinite
179	EL PEÑÓN 22 1 AL 60	02201-3522-5	300	Indefinite
180	EL PEÑÓN 23 1 AL 60	02201-3523-3	300	Indefinite
181	EL PEÑÓN 24 1 AL 60	02201-3524-1	300	Indefinite
182	EL PEÑÓN 25 1 AL 40	02201-3525-K	200	Indefinite
183	EL PEÑÓN 26 1 AL 60	02201-3526-8	300	Indefinite
184	EL PEÑÓN 27 1 AL 60	02201-3527-6	300	Indefinite
185	EL PEÑÓN 28 1 AL 60	02201-3528-4	300	Indefinite
186	EL PEÑÓN 29 1 AL 60	02201-3529-2	300	Indefinite
187	EL PEÑÓN 3 1 AL 20	02201-3482-2	100	Indefinite
188	EL PEÑÓN 30 1 AL 60	02201-3530-6	300	Indefinite
189	EL PEÑÓN 31 1 AL 60	02201-3531-4	300	Indefinite
190	EL PEÑÓN 32 1 AL 40	02201-3532-2	200	Indefinite
191	EL PEÑÓN 33 1 AL 60	02201-3533-0	300	Indefinite
192	EL PEÑÓN 34 1 AL 60	02201-3534-9	300	Indefinite
193	EL PEÑÓN 35 1 AL 60	02201-3535-7	300	Indefinite
194	EL PEÑÓN 36 1 AL 60	02201-3536-5	300	Indefinite
195	EL PEÑÓN 37 1 AL 40	02201-3535-7	200	Indefinite
196	EL PEÑÓN 38 1 AL 40	02201-3538-1	200	Indefinite
197	EL PEÑÓN 39 1 AL 60	02201-3539-K	300	Indefinite
198	EL PEÑÓN 4 1 AL 20	02201-3483-0	100	Indefinite
199	EL PEÑÓN 40 1 AL 60	02201-3540-3	300	Indefinite
200	EL PEÑÓN 41 1 AL 60	02201-3541-1	300	Indefinite
201	EL PEÑÓN 42 1 AL 40	02201-3543-8	200	Indefinite
202	EL PEÑÓN 42 1 AL 60	02201-3542-K	300	Indefinite
203	EL PEÑÓN 43 1 AL 40	02201-3544-6	200	Indefinite
204	EL PEÑÓN 44 1 AL 60	02201-3545-4	300	Indefinite
205	EL PEÑÓN 45 1 AL 60	02201-3546-2	300	Indefinite
206	EL PEÑÓN 46 1 AL 60	02201-3547-0	300	Indefinite
207	EL PEÑÓN 5 1 AL 10	02201-3484-9	50	Indefinite
208	EL PEÑÓN 6 1 AL 10	02201-3485-7	50	Indefinite
209	EL PEÑÓN 7 1 AL 40	02201-3488-1	200	Indefinite
210	EL PEÑÓN 8 1 AL 60	02201-3489-K	300	Indefinite
211	EL PEÑÓN 9 1 AL 50	02201-3490-3	250	Indefinite
212	ENCANTADA 1 1 AL 60	02201-3964-6	300	Indefinite
213	ENCANTADA 12 1 AL 60	02201-3968-9	300	Indefinite
214	ENCANTADA 13 1 AL 60	02201-3969-7	300	Indefinite
215	ENCANTADA 14 1 AL 60	02201-3970-0	300	Indefinite
216	ENCANTADA 15 1 AL 60	02201-3971-9	300	Indefinite
217	ENCANTADA 16 1 AL 60	02201-3972-7	300	Indefinite
218	ENCANTADA 18 1 AL 40	02201-4110-1	200	Indefinite
219	ENCANTADA 2 1 AL 40	02201-4109-8	200	Indefinite
220	ENCANTADA 21 1 AL 60	02201-3975-1	300	Indefinite
221	ENCANTADA 22 1 AL 20	02201-3976-K	100	Indefinite

30-6

	Property Name	National Roll	Area (ha)	Validity
222	ENCANTADA 3 1 AL 60	02201-3965-4	300	Indefinite
223	ENCANTADA 44 1 AL 17	02201-4270-1	85	Indefinite
224	ENCANTADA 5 1 AL 40	02201-3967-0	200	Indefinite
225	FRANCISCA XIX 1-20	02201-4780-0	200	Indefinite
226	FRANCISCA XXIII 1-30	02201-4781-9	300	Indefinite
227	FRANCISCA XXIV 1-30	02201-4782-7	300	Indefinite
228	LA ENCANTADA 1 AL 10	02201-2799-0	0	Indefinite
229	LA SUERTE 1 AL 20	02201-4965-K	100	Indefinite
230	LAGUNA 1 1 AL 60	02201-4099-7	300	Indefinite
231	LAGUNA 2 1 AL 60	02201-4100-4	300	Indefinite
232	LAGUNA 3 1 AL 60	02201-4101-2	300	Indefinite
233	LAGUNA 4 1 AL 60	02201-4102-0	300	Indefinite
234	LAGUNA 5 1 AL 60	02201-4103-9	300	Indefinite
235	LAGUNA 6 1 AL 60	02201-4104-7	300	Indefinite
236	LAGUNA 7 1 AL 60	02201-4105-5	300	Indefinite
237	LAS CONDES CINCO 1 AL 60	02201-3151-3	300	Indefinite
238	LAS CONDES CUATRO 1 AL 60	02201-3150-5	300	Indefinite
239	LAS CONDES DIEZ 1 AL 10	02201-3156-4	50	Indefinite
240	LAS CONDES DOS 1 AL 30	02201-3148-3	150	Indefinite
241	LAS CONDES NUEVE 1 AL 60	02201-3155-6	300	Indefinite
242	LAS CONDES OCHO 1 AL 60	02201-3154-8	300	Indefinite
243	LAS CONDES ONCE 1 AL 10	02201-3157-2	50	Indefinite
244	LAS CONDES SEIS 1 AL 30	02201-3152-1	150	Indefinite
245	LAS CONDES SIETE 1 AL 30	02201-3153-K	150	Indefinite
246	LAS CONDES TRES 1 AL 20	02201-3149-1	100	Indefinite
247	LAS CONDES UNO 1 AL 40	02201-3147-5	200	Indefinite
248	LINA 1 1 AL 60	02201-4451-5	300	Indefinite
249	LINA 10 1 AL 10	02201-4460-4	50	Indefinite
250	LINA 11 1 AL 40	02201-4455-0	200	Indefinite
251	LINA 12 1 AL 60	02201-4456-9	300	Indefinite
252	LINA 14 1/10-21/40	02201-4457-7	150	Indefinite
253	LINA 2 1 AL 60	02201-4252-3	300	Indefinite
254	LINA 3 1 AL 20	02201-4253-1	100	Indefinite
255	LINA 4 1 AL 60	02201-4254-K	300	Indefinite
256	LINA 5 1 AL 60	02201-4255-8	300	Indefinite
257	LINA 6 1 AL 60	02201-4256-6	300	Indefinite
258	LINA 7 1 AL 20	02201-4257-4	100	Indefinite
259	LINA 8 1 AL 30	02201-4158-2	150	Indefinite
260	LINA 9 1 AL 30	02201-4159-0	150	Indefinite
261	LINEA 1 1 AL 60	02201-4136-5	300	Indefinite
262	LINEA 2 1 AL 60	02201-4137-3	300	Indefinite
263	LINEA 3 1 AL 60	02201-4138-1	300	Indefinite
264	LINEA 4 1 AL 60	02201-4139-K	300	Indefinite
265	LOBA 1 1 AL 60	02201-4061-K	300	Indefinite
266	LOBA 3 1 AL 60	02201-4063-6	300	Indefinite

30-7

	Property Name	National Roll	Area (ha)	Validity
267	LOBA 34 1 AL 60	02201-4520-4	300	Indefinite
268	LOBA 35 1 AL 60	02201-4519-0	300	Indefinite
269	LOBA 4 1 AL 60	02201-4064-4	300	Indefinite
270	LOBA 5 1 AL 60	02201-4065-2	300	Indefinite
271	LOBA 6 1 AL 60	02201-4066-0	300	Indefinite
272	LOBA 7 1 AL 40	02201-4061-K	200	Indefinite
273	LOBITA 1 1 AL 40	02201-4002-4	200	Indefinite
274	LOBITA 23 1 AL 40	02201-4024-5	200	Indefinite
275	LOBITA 24 1 AL 60	02201-4025-3	300	Indefinite
276	LOBITA 25 1 AL 60	02201-4026-1	300	Indefinite
277	LOBITA 3 1 AL 60	02201-4004-0	300	Indefinite
278	LOBITA 38 1 AL 60	02201-4006-3	300	Indefinite
279	LOBITA 39 1 AL 60	02201-4035-0	300	Indefinite
280	LOBITA 4 1 AL 60	02201-4005-9	300	Indefinite
281	LOBITA 40 1 AL 60	02201-4036-9	300	Indefinite
282	LOBITA 41 1 AL 60	02201-4037-7	300	Indefinite
283	LOBITA 42 1 AL 60	02201-4038-5	300	Indefinite
284	LOBO 18, 1 AL 30	02201-6197-8	300	Indefinite
285	LOBO 19, 1 AL 30	022016196-K	300	Indefinite
286	LOBO 20, 1 AL 30	022016195-1	300	Indefinite
287	MAGICA 1 1 AL 40	02201-6565-5	200	Indefinite
288	MAGICA 2 1 AL 40	02201-6566-3	200	Indefinite
289	MERLIN 40 1 AL60	02201-6656-2	300	Indefinite
290	NADIAN 4A, 1 AL 40	02201-6169-2	200	Indefinite
291	NADIAN 4B, 1 AL 40	02201-6170-6	200	Indefinite
292	NADIAN 7A, 1 AL 60	02201-6171-4	300	Indefinite
293	NADIAN 7B, 1 AL 60	02201-6172-2	300	Indefinite
294	NADIAN 8 B, 1 AL 60	02201-6174-9	300	Indefinite
295	NADIAN 8A, 1 AL 60	02201-6173-0	300	Indefinite
296	NADIAN 9A, 1 AL 40	02201-6175-7	200	Indefinite
297	NADO 1, 1 AL 60	02201-5529-3	300	Indefinite
298	NADO 10, 1 al 60	02201-5538-2	300	Indefinite
299	NADO 11,1 AL 60	02201-5539-0	300	Indefinite
300	NADO 12, 1 AL 60	02201-5540-4	300	Indefinite
301	NADO 13, 1 AL 60	02201-5541-2	300	Indefinite
302	NADO 14, 1 AL 60	02201-5542-0	300	Indefinite
303	NADO 15, 1 AL 60	02201-5543-9	300	Indefinite
304	NADO 16, 1 AL 60	02201-5544-7	300	Indefinite
305	NADO 17, 1 AL 60	02201-5545-5	300	Indefinite
306	NADO 18, 1 AL 60	02201-5546-3	300	Indefinite
307	NADO 19, 1 AL 60	02201-5547-1	300	Indefinite
308	NADO 2, 1 AL 60	02201-5530-7	300	Indefinite
309	NADO 20, 1 AL 60	02201-5548-K	300	Indefinite
310	NADO 21, 1 AL 60	02201-5549-8	300	Indefinite
311	NADO 22, 1 AL 60	02201-5550-1	300	Indefinite

30-8

	Property Name	National Roll	Area (ha)	Validity
312	NADO 23, 1 AL 20	02201-5551-K	100	Indefinite
313	NADO 24, 1 AL 40	02201-5552-8	200	Indefinite
314	NADO 25, 1 AL 60	02201-5553-6	300	Indefinite
315	NADO 26, 1 AL 60	02201-5554-4	300	Indefinite
316	NADO 27, 1 AL 60	02201-5555-2	300	Indefinite
317	NADO 3, 1 AL 60	02201-5531-5	300	Indefinite
318	NADO 4, 1 AL 60	02201-5532-3	300	Indefinite
319	NADO 5, 1 AL 60	02201-5533-1	300	Indefinite
320	NADO 6,1 AL 60	02201-5534-K	300	Indefinite
321	NADO 7, 1 AL 60	02201-5535-8	300	Indefinite
322	NADO 8, 1 AL 60	02201-5536-6	300	Indefinite
323	NADO 9, 1 AL 60	02201-5537-4	300	Indefinite
324	NIVA 3 1 AL 60	02202-5455-0	300	Indefinite
325	NIVA 4 1 AL 60	02202-5456-9	300	Indefinite
326	NIVA 7 1 AL 40	02202-5457-7	200	Indefinite
327	PAISAJE 1 1 AL 40	02201-3651-5	200	Indefinite
328	PAISAJE 11 1 AL 60	02201-3661-2	300	Indefinite
329	PAISAJE 12 1 AL 60	02201-3662-0	300	Indefinite
330	PAISAJE 13 1 AL 20	02201-3663-9	100	Indefinite
331	PAISAJE 14 1 AL 20	02201-3664-7	100	Indefinite
332	PAISAJE 18 1 AL 60	02201-3668-K	300	Indefinite
333	PAISAJE 19 1 AL 60	02201-3669-8	300	Indefinite
334	PAISAJE 2 1 AL 40	02201-3652-3	200	Indefinite
335	PAISAJE 20 1 AL 40	02201-3670-1	200	Indefinite
336	PAISAJE 21 1 AL 40	02201-3671-K	200	Indefinite
337	PAISAJE 22 1 AL 40	02201-3672-8	200	Indefinite
338	PAISAJE 23 1 AL 40	02201-3962-K	200	Indefinite
339	PAISAJE 24 1 AL 40	02201-3963-8	200	Indefinite
340	PAISAJE 3 1 AL 40	02201-3653-1	200	Indefinite
341	PAISAJE 4 1 AL 40	02201-3654-K	200	Indefinite
342	PAISAJE 5 1 AL 40	02201-3655-8	200	Indefinite
343	PAISAJE 6 1 AL 40	02201-3656-6	200	Indefinite
344	PAISAJE UNO 1 AL 20	02201-3208-0	100	Indefinite
345	PAMPA AUGUSTA I, 1 AL 59	02201-5271-5	292	Indefinite
346	PEÑÓN 50 1 AL 10	02201-3977-8	50	Indefinite
347	PEÑÓN 51 1 AL 20	02201-3978-6	100	Indefinite
348	PEÑÓN 53 1 AL 60	02201-3980-8	300	Indefinite
349	PEÑÓN 54 1 AL 60	02201-3981-6	300	Indefinite
350	PEÑÓN 55 1 AL 60	02201-3982-4	300	Indefinite
351	PEÑÓN 56 1 AL 60	02201-3983-2	300	Indefinite
352	PEÑÓN 57 1 AL 60	02201-3984-0	300	Indefinite
353	PEÑÓN 58 1 AL 60	02201-3985-9	300	Indefinite
354	PEÑÓN 59 1 AL 60	02201-3986-7	300	Indefinite
355	PEÑÓN 60 1 AL 60	02201-3987-5	300	Indefinite
356	PEÑÓN 61 1 AL 40	02201-3988-3	200	Indefinite

30-9

	Property Name	National Roll	Area (ha)	Validity
357	PEÑÓN 62 1 AL 40	02201-3989-1	200	Indefinite
358	PEÑÓN 63 1 AL 20	02201-3990-5	100	Indefinite
359	PROVIDENCIA 1 II DEL 1 AL 30	02201-3556-K	300	Indefinite
360	PROVIDENCIA 1 II DEL 61 AL 90	02201-3558-6	300	Indefinite
361	PROVIDENCIA 1 II DEL 91 AL 120	02201-3559-4	300	Indefinite
362	PROVIDENCIA 1 II DEL 31 AL 60	02201-3557-8	300	Indefinite
363	PROVIDENCIA 2 II 1/40	02201-3561-6	400	Indefinite
364	PROVIDENCIA 3 II DEL 1 AL 30	02201-3562-4	300	Indefinite
365	PROVIDENCIA 3 II DEL 31 AL 60	02201-3563-2	300	Indefinite
366	PROVIDENCIA 3 II DEL 61 AL 90	02201-3564-0	300	Indefinite
367	PROVIDENCIA 3 II DEL 91 AL 120	02201-3565-9	300	Indefinite
368	PROVIDENCIA 3 II DEL 121 AL 150	02201-3566-7	300	Indefinite
369	PROVIDENCIA 4 II DEL 1 AL 40	02201-3567-5	400	Indefinite
370	PROVIDENCIA 4 II DEL 41 AL 80	02201-3568-3	400	Indefinite
371	PROVIDENCIA CINCO 1-60	02201-3077-0	300	Indefinite
372	PROVIDENCIA CUATRO 1-60	02201-3076-2	300	Indefinite
373	PROVIDENCIA DIEZ 1-10	02201-3082-7	50	Indefinite
374	PROVIDENCIA DOS 1-30	02201-3074-6	150	Indefinite
375	PROVIDENCIA NUEVE 1-60	02201-3081-9	300	Indefinite
376	PROVIDENCIA OCHO 1-60	02201-3080-0	300	Indefinite
377	PROVIDENCIA ONCE 1-10	02201-3083-5	50	Indefinite
378	PROVIDENCIA SEIS 1-30	02201-3078-9	150	Indefinite
379	PROVIDENCIA SIETE 1-30	02201-3079-7	150	Indefinite
380	PROVIDENCIA TRES 1-20	02201-3075-4	100	Indefinite
381	PROVIDENCIA UNO 1-40	02201-3073-8	200	Indefinite
382	PROVIDENCIA 5 II 1 AL 30 RED10	02201-3569-1	100	Indefinite
383	PROVIDENCIA 5 II 31 AL 60 ORE10	02201-3569-1	100	Indefinite
384	PROVIDENCIA 5 II 61 AL 90 ORE10	02201-3569-1	100	Indefinite
385	PUNTA BLANCA 1, 1 AL 30	02201-5474-2	300	Indefinite
386	PUNTA BLANCA 2, 1 AL 30	02201-5475-0	300	Indefinite
387	PUNTA BLANCA 3, 1 AL 30	02201-5476-9	300	Indefinite
388	SERRUCHO 1 1 AL 60	02201-3591-8	300	Indefinite
389	SERRUCHO 2 1 AL 60	02201-3592-6	300	Indefinite
390	SERRUCHO 3 1 AL 60	02201-3593-4	300	Indefinite
391	SERRUCHO 4 1 AL 20	02201-4600-6	100	Indefinite
392	SERRUCHO 5 1 AL 20	02201-4601-4	100	Indefinite
393	TACO 1 1 AL 20	02201-4154-3	100	Indefinite
394	TOSTADO 1 1 AL 60	02201-3612-4	300	Indefinite
395	TOSTADO 1 1 AL 60	02201-3145-9	300	Indefinite
396	TOSTADO 10 1 AL 60	02201-3621-3	300	Indefinite
397	TOSTADO 11 1 AL 20	02201-3622-1	100	Indefinite
398	TOSTADO 12 1 AL 40	02201-3623-K	200	Indefinite
399	TOSTADO 13 1 AL 20	02201-3624-8	100	Indefinite

30-10

	Property Name	National Roll	Area (ha)	Validity
400	TOSTADO 15 1 AL 40	02201-3626-4	200	Indefinite
401	TOSTADO 16 1 AL 60	02201-3627-2	300	Indefinite
402	TOSTADO 17 1 AL 20	02201-3628-0	100	Indefinite
403	TOSTADO 18 1 AL 40	02201-3629-9	200	Indefinite
404	TOSTADO 19 1 AL 60	02201-3630-2	300	Indefinite
405	TOSTADO 2 1 AL 60	02201-3613-2	300	Indefinite
406	TOSTADO 2,1 AL 20	02201-3146-7	100	Indefinite
407	TOSTADO 20 1 AL 60	02201-3631-0	300	Indefinite
408	TOSTADO 21 1 AL 20	02201-3632-9	100	Indefinite
409	TOSTADO 22 1 AL 60	02201-3633-7	300	Indefinite
410	TOSTADO 23 1 AL 40	02201-3635-3	200	Indefinite
411	TOSTADO 24 1 AL 60	02201-4186-1	300	Indefinite
412	TOSTADO 25 1 AL 40	02201-4187-K	200	Indefinite
413	TOSTADO 3,1 AL 60	02201-3614-0	300	Indefinite
414	TOSTADO 4,1 AL 60	02201-3615-9	300	Indefinite
415	TOSTADO 5,1 AL 60	02201-3616-7	300	Indefinite
416	TOSTADO 6,1 AL 60	02201-3617-5	300	Indefinite
417	TOSTADO 7,1 AL 20	02201-3618-3	100	Indefinite
418	TOSTADO 8,1 AL 40	02201-3619-1	200	Indefinite
419	TOSTADO 9,1 AL 60	02201-3620-5	300	Indefinite
420	VERDE 4 6 AL 10 Y 16 AL 20	02201-4317-1	50	Indefinite
TOTAL			87,387

TABLE 30-2 PAV EXPLOITATION CLAIM LIST
Yamana Gold Inc. – El Peñón Mine

	Property Name	National Roll	Area (ha)	Validity
1	LLANO 1 1 AL 20	02201-4539-5	100	Indefinite
2	LLANO 10 1 AL 20	02201-4548-4	100	Indefinite
3	LLANO 2 1 AL 20	02201-4540-9	100	Indefinite
4	LLANO 3 1 AL 20	02201-4541-7	100	Indefinite
5	LLANO 4 1 AL 20	02201-4542-5	100	Indefinite
6	LLANO 5 1 AL 20	02201-4543-3	100	Indefinite
7	LLANO 6 1 AL 20	02201-4544-1	100	Indefinite
8	LLANO 7 1 AL 20	02201-4545-K	100	Indefinite
9	LLANO 8 1 AL 20	02201-4546-8	100	Indefinite
10	LLANO 9 1 AL 20	02201-4547-6	100	Indefinite
11	PAMPA 4 1 AL 60	02201-4730-4	300	Indefinite
12	PAMPA 5 1 AL 60	02201-4731-2	300	Indefinite
13	PAMPA 6 1 AL 40	02201-4732-0	200	Indefinite
14	PAMPA 7 1 AL 60	02201-4733-9	300	Indefinite
15	PAMPA 8 1 AL 60	02201-4734-7	300	Indefinite
16	PAMPA 9 1 AL 60	02201-4735-5	300	Indefinite
TOTAL			2,700

30-11